Exhibit 99.1

ICON p.l.c. and Subsidiaries

Annual Report

Year ended 31 December 2011

Registered number145835

Directors’ Report and Consolidated Financial Statements

Directors’ and Other Information

Directors	Dr. Bruce Given (American - Chairman of the Board) (2) (3) (4)
Peter Gray (Irish – Vice Chairman of the Board)
Ciaran Murray (Irish – Chief Executive Officer) (4)
Dr. John Climax (Irish – Non-Executive) (5)
Dr. Ronan Lambe (Irish – Non-Executive) (5)
Thomas Lynch (British – Non-Executive) (1) (2) (3)
Prof. Dermot Kelleher (Irish – Non-Executive) (1) (5)
Declan McKeon (Irish – Non-Executive) (1) (2)
Cathrin Petty (British – Non-Executive) (3)

(1) Member of Audit Committee
(2) Member of Compensation and Organisation Committee
(3) Member of Nominating and Governance Committee
(4) Member of Execution Committee
(5) Member of Quality Committee

Company secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Auditors	KPMG
Chartered Accountants
1 Stokes Place
St. Stephens Green
Dublin 2

Solicitors	A & L Goodbody
25 – 28 North Wall Quay
IFSC
Dublin 1

Cahill Gordon Reindel LLP
80 Pine Street
NY10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
Herron House
Corrig Road
Sandyford Industrial Estate
Dublin 18
Bankers
Citibank
Canada Square Canary Warf
London E14 5LB
United Kingdom

PNC Bank
1035 Virginia Drive
Fort Washington
PA 19034
USA

Directors’ Report

The Directors present their report and audited Consolidated and Company financial statements of ICON p.l.c. (“the Company” or “ICON”), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Subsidiaries”, with the Company and the Subsidiaries being together “the Group”) for the year ended 31 December 2011.

The Company’s primary listing for its shares is the NASDAQ market. The Company also has a secondary listing on the Irish Stock Exchange and, accordingly, is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions require the approval of shareholders.  For further information, shareholders should consult their own financial adviser. The Company is considered a foreign private issuer in the US, accordingly it is not subject to the same ongoing regulatory requirements as a US registered company with a primary listing on the NASDAQ market.

These Consolidated and Company financial statements (together “the financial statements”) for the year ended 31 December 2011 are prepared in accordance with IFRS as adopted by the EU and meet the reporting requirements pursuant to Irish Company Law and the Irish Stock Exchange Listing Rules.  In addition to the consolidated financial statements contained in this annual report, we also prepare separate consolidated financial statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The Form 20-F under U.S. GAAP is a separate document, a copy of which may be obtained from the Company’s website www.iconplc.com. IFRS differs in certain respects from U.S. GAAP, details of which are set out on pages 140 to 143 of this annual report.

Principal activities, business review and future developments

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Group specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.

The Group believes that it is one of a select number of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand alone basis or as part of an integrated “full service” solution. At 31 December 2011, the Group had approximately 8,470 employees, in 81 locations in 40 countries. During the year ended 31 December 2011, the Group derived approximately 41.7%, 46.2 % and 12.1% of its net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, the Group began operations in 1990 and has expanded the business predominately through internal growth, together with a number of strategic acquisitions, to enhance its capabilities and expertise in certain areas of the clinical development process. Its principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

On 28 February 2012, the Group acquired PriceSpective, a global leader in value strategy consulting. Headquartered in Philadelphia (USA), and with offices in London (UK), Los Angeles (USA), San Diego (USA), Raleigh (USA) and Boston (USA), PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, health economic outcomes research (HEOR), due diligence support and payer engagement services. Since it’s formation in 2003, PriceSpective has developed strategies for dozens of new product launches, and hundreds of development and in-market products, in over 40 disease areas.

On 15 February 2012, the Group acquired BeijingWits Medical Limited, a leading Chinese CRO, with over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong.

On 14 July 2011, the Group acquired Firecrest Clinical, a market leading provider of technology solutions that boost investigator site performance and study management. Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigative sites

Directors’ Report (continued)

On 14 January 2011, the Group acquired Oxford Outcomes, a leading international health outcomes consultancy, headquartered in Oxford, UK, and with offices in the USA and Canada.  Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.

In 2012, the Group looks forward to increasing its geographic presence through the addition of new offices and expanding the scale and range of its service offering.

Results and dividends

The results for the year are as shown on page 54 of these financial statements. A review of performance during 2011 is included in the Operating and Financial Review section of this annual report. The Directors do not propose the payment of a dividend for the year ended 31 December 2011.

Risks and uncertainties

Details of the principal risks and uncertainties facing the Group are set out in Appendix A of this annual report.

Financial risk management

The Group’s financial instruments comprise cash and cash equivalents, current asset investments, finance lease obligations and negotiated bank facilities.  The main purpose of these financial instruments is to fund the working capital requirements of the Group, the cost of new acquisitions and continued growth.  The principal financial risks facing the Group includes currency rate risk, interest rate risk, credit risk and liquidity risk, further details of which are set out in note 25 to the Consolidated financial statements and note 11 to Company financial statements.  The Group may from time to time enter into derivative transactions to minimise its exposure to interest rate fluctuations and foreign currency exchange rates.  The Group does not undertake any trading activity in financial instruments.  The Group did not enter into any material derivative transactions during 2011 or 2010.

Subsequent events

Details of subsequent events are set out in note 30 to the financial statements.

Amendment of the Company’s Articles of Association

The Company's Articles of Association may be amended by a special resolution passed by the shareholders at an annual or extraordinary general meeting of the Company.  A special resolution is passed at a meeting if not less than 75% of the members who vote in person or by proxy at the meeting vote in favour of the resolution.

Directors and Secretary

On 31 December 2011, Dr Anthony Murphy resigned as Director of the Company.

On 1 October 2011, Mr Ciaran Murray was appointed as a Director of the Company and on the same day he resigned as Secretary of the Company.  On 1 October 2011, Mr Diarmaid Cunningham was appointed Secretary of the Company.

On 13 October 2010, the Board appointed Ms Cathrin Petty a Director of the Company.  In accordance with the Articles of Association of the Company, Ms Petty was re-elected as a Director of the Company at the Company’s Annual General Meeting on 18 July 2011.

Details of Directors’ interests in the Group’s shares are set out in the Report of the Compensation and Organisation Committee. Save as shown in the Compensation and Organisation Committee report, no Director had any disclosable interest in shares of the Group during the year.

Directors’ Report (continued)

Directors’ remuneration

Details of Directors’ remuneration is set out in the Report of the Compensation and Organisation Committee.

Directors power to purchase and allot company shares

Subject to the provisions of the Companies Acts 1963 to 2009 the Company may purchase any of its shares.  Every contract for the purchase of shares, or under which the Company may become entitled or obliged to purchase shares in the Company shall be authorised by a special resolution of the Company.  The Company may cancel any shares so purchased or may hold them as treasury shares or re-issue them.

On 27 October 2011, the Company announced its intention to commence a share repurchase programme of up to $50 million. On 22 November 2011, the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively. On 21 February 2012 the Company entered into a third share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. On 27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. The Company may to enter further share repurchase plans, to effect the share repurchase programme in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorisation granted at the Company’s annual general meeting on 18 July 2011, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.  Further details of the share repurchase programme can be found in note 23 to the financial statements.

Rights and Obligations attaching to the Company’s shares

The share capital of the Company is €6,000,000 divided into 100,000,000 ordinary shares of €0.06.  Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of Directors of the Company and approved by the shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company's ordinary shares. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote with no individual having more than one vote.

Change of control provisions in significant agreements

Certain of the Group’s customer contracts allow the customer to terminate the contract in the event of a change in control of the Company.

The Group has negotiated banking facilities with a number of financial institutions, details of which are set out in note 22 to the financial statements.  Certain of these facilities require repayment of the facility in the event that the Company becomes controlled by any person or persons acting in concert by whom it was not controlled at the date the facility was entered into.

Furthermore certain Group companies have entered capital grant agreements with the Irish government agency, Enterprise Ireland, whereby the Group covenants that the controlling interest in the Company will not change without Enterprise Ireland’s prior written consent, which will not be unreasonably withheld.

Additionally, the Company's share option and restricted stock plans contain change in control provisions which allow potentially for the acceleration of the vesting and exercisability of outstanding options and awards of restricted stock in the event that a change in control occurs with respect to the Company. Other potential consequences for outstanding share options of a change in control following a takeover bid include the assumption of outstanding awards by the surviving company, if not ICON, or the substitution of options or restricted stock of its ordinary shares or that of its parent.

Directors’ Report (continued)

Corporate Governance

Details of the Directors’ compliance with corporate governance is set out separately in the Corporate Governance Report.

Significant shareholdings

In addition to the interests of Directors disclosed in the Report of the Compensation and Organisation Committee, the Company has been notified of the following shareholdings in excess of 3% of the issued share capital of the Company at 31 December 2011:

Name	%	Number of Shares
Artisan Partners Limited Partnership	11.7	7,034,020
Neuberger Berman LLC	8.2	4,924,701
Fidelity Management & Research	7.1	4,279,501
Wellington Management Company LLP	6.2	3,707,566
Earnest Partners, LLC	5.9	3,539,476
Wasatch Advisors, Inc.	5.9	3,531,918
All Directors and Officers as a group	4.9	2,935,852
Kornitzer Capital Management Inc.	3.8	2,282,925

Subsidiary undertakings

The information required by the Companies Act, 1963 in relation to subsidiary undertakings is presented in note 31 to the financial statements.

Political donations

The Group made no disclosable political donations in the period.

Going concern

The Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future.  For this reason, the Group continues to adopt the going concern basis in preparing the financial statements.

Books of account

The Directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing accounting personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at the registered office.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Dr. Bruce Given	Ciaran Murray
Director	Director

Operating and Financial Review

Overview

The following discussion and analysis should be read in conjunction with our consolidated financial statements set out on pages 41 to 126 of this report.

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Group specialises in the strategic development, management and analysis of programmes that support Clinical Development - from compound selection to Phase I-IV clinical studies.

The Group believes that it is one of a select number of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At 31 December 2011, the Group had approximiately 8,470 employees, in 81 locations in 40 countries. During the year ended 31 December 2011, the Group derived approximately 41.7%, 46.2 % and 12.1% of its revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in instalments over the study or trial duration, based on the achievement of certain performance targets or "milestones". Revenue from contracts is recognised on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, the Group contracts with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, the Group views net revenue as its primary measure of revenue growth.

Direct costs consist primarily of compensation, associated fringe benefits and share based payment expense for project-related employees and other direct project driven costs. Other operating expenses consist primarily of compensation, related fringe benefits and share based payment expense for non project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. Depreciation expense and the amortisation of intangible assets are also included within other operating expenses.

Backlog consists of potential net revenue yet to be earned from projects awarded by clients. At 31 December 2011 the Group had a backlog of approximately $2.3 billion, compared with approximately $1.9 billion at 31 December 2010.  The Group believes that its backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects underlying the backlog, and no assurances can be given that it will be able to realise this backlog as net revenue.

As the nature of the business involves the management of projects having a typical duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as the Group typically works with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although the Company is domiciled in Ireland, the Group reports its results in U.S. dollars. As a consequence the results of its non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.  In addition to translation exposures, the Group is also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  The Group’s operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of the Group’s activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of its offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the Group’s results of operations. The Group regularly reviews its currency exposures and usually negotiates currency fluctuation clauses in its contracts which allow for price negotiation if changes in the relative value of those currencies exceed predetermined tolerances.

Operating and Financial Review (continued)

As the Group conducts operations on a global basis, its effective tax rate has depended and will depend on the geographic distribution of its revenue and earnings among locations with varying tax rates. The Group’s results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of the Group’s results of operations among various tax jurisdictions changes, its effective tax rate may vary significantly from period to period.

Operating Results

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	Year ended	Year ended
	31 December 2011	31 December 2010
	As a percentage of net revenue		Percentage change in period

Net revenue	100%	100%	5.1%

Direct costs (excluding exceptional items)	64.7%	60.1%	13.1%

Other operating expenses (excluding exceptional items)	31.2%	29.6%	10.5%

Operating profit (excluding exceptional items)	4.1%	10.2%	(57.7%)

Exceptional items	1.0%	-	100%

Operating profit	3.1%	10.2%	(68.4%)

Year ended 31 December 2011 compared to Year ended 31 December 2010

Net revenue for the year increased by $45.7 million, or 5.1%, from $900.0 million for the year ended 31 December 2010 to $945.7 million for the year ended 31 December 2011.  Net revenue in the Group’s clinical research segment increased by 4.5% from $836.2 million for the year ended 31 December 2010 to $874.2 million for the year ended 31 December 2011.  In the Group’s central laboratory business net revenue increased by 12.1% from $63.8 million for the year ended 31 December 2010 to $71.5 million for the year ended 31 December 2011. For the year ended 31 December 2011 approximately 41.7%, 46.2% and 12.1% of the Group’s net revenue was derived in the United States, Europe and Rest of World, respectively.

Operating and Financial Review (continued)

Direct costs for the year increased by $70.6 million, or 13.1%, from $541.4 million for the year ended 31 December 2010 to $612.0 million for the year ended 31 December 2011. As a percentage of net revenue, direct costs have increased from 60.1% for the year ended 31 December 2010 to 64.7% for the year ended 31 December 2011.  In the Group’s clinical research segment, direct costs increased by 13.9 % or $68.7 million during the year. As a percentage of net revenue direct costs in our clinical research segment have increased from 59.1% for the year ended December 31, 2010 to 64.4% for the year ended December 31, 2011.  The Group has entered a number of strategic relationships with sponsors and expanded operations in certain territories. This has necessitated significant upfront investment in personnel and related infrastructure in advance of anticipated revenue flows from the business. In the Group’s central laboratory business, direct costs increased by 4.2% or $2.0 million during the year.  As a percentage of net revenue direct costs in our central laboratory business have decreased from 73.4% for the year ended 31 December 2010 to 68.2% for the year ended 31 December 2011, a result of restructuring activities undertaken in early 2011 together with ongoing cost management and improved resource utilisation.

Other operating expenses for the year increased by $28.1 million, or 10.5%, from $266.8million for the year ended 31 December 2010 to $294.9 million for the year ended 31 December 2011. The increase in other operating expenses for the period arose primarily from an increase in facilities and related costs of $13.7 million, an increase in personnel related expenditure of $8.1 million, including increases in recruitment expenditure and travel costs associated with non-project related employees, an increase in professional services costs of $11.1 million and an increase in depreciation and amortisation expense of $4.7 million, arising principally as a result of the increased amortisation of acquired intangibles and our continued investment in facilities and equipment to support the Group’s growth. These increases were offset by the release of certain non-recurring tax related provisions of $6.0 million in both our clinical research and central laboratory business, arising from receipt of additional information in relation to these items, and a decrease in other general overhead costs of $2.0 million. Other operating expenses for the year ended 31 December 2011 also include the release of $1.7 million in respect of certain milestones pertaining to the Timaq acquisition in 2010 which were released during the year as the Group has assessed the likelihood of these milestones being achieved as remote. In the Group’s clinical research segment, other operating expenses increased by $34.4 million or 14.5% during the year.  This was offset by a decrease in the Group’s central laboratory business, where other operating expenses decreased by $6.3 million or 21.3%. As a percentage of net revenue, other operating expenses increased from 29.6% for the year ended 31 December 2010 to 31.2% for the year ended 31 December 2011.

During the three months ended 31 March 2011, the Group commenced a review of its operations to improve resource utilisation within the business and better align resources to current and future growth opportunities of the business. This review resulted in the adoption of an initial restructuring plan, the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalisations in certain of the more mature markets in which it operates. A restructuring charge of $5.0 million in respect of this plan was recognised during the three months ended 31 March 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognised under this plan related to the clinical research segment, while $1.5 million related to our central laboratory business.

During the three months ended 30 September 2011, the Company implemented a further restructuring plan which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalisations. A restructuring charge of $4.8 million was recognised during the three months ended 30 September 2011 in respect of this plan, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions. All costs recognised under this plan related to the clinical research segment.

As a result of the above, operating profit for the year decreased by $62.9 million, or 68.4%, from $91.9 million for the year ended 31 December 2010, to $29.0 million for the year ended 31 December 2011. As a percentage of net revenue, operating profit decreased from 10.2% of net revenues for the year ended 31 December 2010 to 3.1% of net revenues for the year ended 31 December 2011.

Operating and Financial Review (continued)

In our clinical research segment, operating profit for the year decreased by $73.4 million, or 70.2%, from $104.7 million for the year ended 31 December 2010 to $31.2 million for the year ended 31 December 2011. As a percentage of net revenue, operating profit decreased from 12.5% of net revenues for the year ended 31 December 2010 to 3.6% of net revenues for the year ended 31 December 2011. In our central laboratory business, operating losses for the year decreased from a loss of $12.8 million for the year ended 31 December 2010 to a loss of $2.2 million for the year ended 31 December 2011. As a percentage of net revenue operating losses decreased from 20.0% for the year ended 31 December 2010 to 3.1% for the year ended 31 December 2011.

Excluding the impact of exceptional items recognised, operating profit for the year decreased by $53.0 million or 57.7%, from $91.9 million for the year ended 31 December 2010 to $38.8 million for the year ended 31 December 2011. As a percentage of net revenue, operating profit decreased from 10.2% of net revenues for the year ended 31 December 2010 to 4.1% of net revenues for the year ended 31 December 2011. In our clinical research segment, operating profit for the year decreased by $65.2 million, or 62.3%, from $104.6 million for the year ended 31 December 2010 to $39.5 million for the year ended 31 December 2011. As a percentage of net revenue, operating profit decreased from 12.5% of net revenues for the year ended 31 December 2010 to 4.5% of net revenues for the year ended 31 December 2011. In our central laboratory business, operating losses for the year decreased by $12.1 million, from a loss of $12.8 million for the year ended 31 December 2010 to a loss of $0.7 million for the year ended 31 December 2011. As a percentage of net revenue operating losses decreased from 20.0% for the year ended 31 December 2010 to 0.9% for the year ended 31 December 2011.

Net finance expense for the year ended 31 December 2011 was $0.2 million compared with net finance income of $0.9 million for the year ended 31 December 2010.  Finance income for the year decreased by $0.4 million from $2.7 million for the year ended 31 December 2010 to $2.3 million for the year ended 31 December 2011.  This decrease arose predominately from an decrease in cash balances during the year. Finance expense for the year increased by $0.7 million, from $1.9 million for the year ended 31 December 2010 to $2.6 million for the year ended 31 December 2011.  This increase arose predominately from a non-cash finance charge recorded in the current period in respect of the Firecrest acquisition contingent consideration.

Provision for income taxes increased from $6.6 million for the year ended 31 December 2010 to $9.6 million for the year ended 31 December 2011.  During the year ended 31 December 2011 the Company recognised $2.9 million in unrecognised tax benefits for uncertain tax positions, arising from the expiration of the relevant statute of limitations in certain jurisdictions, thereby allowing for the recognition of these benefits. During the year ended 31 December 2010 the Company recognised $9.7 million in unrecognised tax benefits for uncertain tax positions, arising from both the settlement of positions with the relevant tax authorities and the expiration of the relevant statute of limitations in certain jurisdictions, resulting in the recognition of these benefits.

The Group’s effective tax rate for the year ended 31 December 2011 was 33.2% compared with 7.1% for the year ended 31 December 2010. Excluding the impact of the release of uncertain tax provisions during the year ended 31 December 2011, the Group would have had an effective tax rate of 43.3% for the year ended 31 December 2011, compared to an effective tax rate of 17.5% for the year ended 31 December 2010.

Operating and Financial Review (continued)

Liquidity and capital resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities, information systems enhancements, the purchase of current asset investments and acquisitions.

The Group’s clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognised as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment paid at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognised on contracts.

The Group’s cash and current asset investment balances at 31 December 2011 amounted to $174.1 million compared with cash and current asset investment balances of $255.7 million at 31December 2010.  The Group’s cash and current asset investment balances at 31 December 2011 comprised cash and cash equivalents of $119.2 million and current asset investments of $54.9 million.  The Group’s cash and current asset investment balances at 31 December 2010 comprised cash and cash equivalents of $255.7 million. Working capital, comprising total current assets less total current liabilities, decreased by $70.6 million during the year from $309.7 million at 31 December 2010 to $239.1 million at 31 December 2011.  This decrease arose primarily from a decrease in cash and cash equivalents as a result of the decline in profits during the period and investments made by the Group to acquire businesses and assets. Borrowings available to the Group under negotiated facilities at 31 December 2011 amounted to $150.0 million compared with $55.9 million at 31 December 2010.

On 20 July 2011, the Group entered into a three year committed multi currency revolving credit facility agreement for $150 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank, subject to the agreement, has committed $30 million to the facility and the terms and conditions attaching to the facility are the same for each institution. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the banks. This facility replaced all facilities previously in place with Bank of Ireland, AIB, Citibank and JP Morgan. On 29 February 2012, $20 million was drawn down to fund working capital requirements.

Net cash provided by operating activities amounted to $20.2 million for the year ended 31 December 2011 compared with net cash provided by operating activities of $87.4  million for the year ended 31 December 2010.  The most significant influences on our operating cash flow are net income and revenue outstanding which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding (i.e. revenue outstanding at the end of the period divided by the revenue for the period multiplied by the number of days in the period) can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The decrease in cash flow from operating activities during the twelve months ended 31 December 2011 arose primarily from both a decrease in net income together with an increase in the number of days revenue outstanding during the period. The number of days revenue outstanding at 31 December 2011 was 47 days compared to 37 days at 31 December 2010.

Net cash used in investing activities amounted to $152.4 million for the year ended 31 December 2011 compared to net cash provided by investing activities of $14.6 million for the year ended 31 December 2010. Net cash used in/provided by investing activities comprises primarily of capital expenditure, the purchase and sale of current asset investments and cash paid for acquisitions. Capital expenditure for the year ended 31 December 2011 amounted to $35.4 million, compared to $30.9 million for the year ended 31 December, 2010 and comprised primarily of expenditure on global infrastructure and information technology systems to support the Group’s growth. During the year ended 31 December 2011 the Groups invested a net $55.6 million in current asset investments. During the year ended 31 December 2010 the Group realised a net $49.2 million from the sale of its current asset investments, which were reinvested in cash and cash equivalents.

Operating and Financial Review (continued)

Cash paid for acquisitions during the year ended 31 December 2011 amounted to $69.8 million compared to cash paid for acquisitions of $3.7 million during the year ended December 31, 2010. On 14 January 2011, the Group acquired approximately 80% of the common stock of Oxford Outcomes Limited, a leading international health outcomes consultancy business, headquartered in Oxford, United Kingdom for an initial cash consideration of £17.8 million ($27.6 million). Cash acquired on the acquisition of Oxford amount to £4.0 million ($6.2 million). Further consideration of up to £6.5 million ($10.1 million) may become payable during the period to 31 March 2012 if certain performance milestones are achieved. In July 2011 the Company paid £3.3 million ($5.1 million) in respect of the first element of this additional consideration. £3.2 million ($4.9 million) has been accrued at 31 December 2011 in respect of the remaining performance milestones. In addition, the acquisition agreement provided for certain working capital targets to be achieved by Oxford Outcomes Limited on completion. In May 2011 the Group paid an additional £3.3 million ($5.1 million) on completion of this review.

A put and call option was also agreed between the Group and the selling shareholders for the acquisition of the remaining ordinary share capital of Oxford Outcomes Limited for cash consideration of £3.8 million ($6.0 million). Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock may become payable during the period to 31 March 2012 if certain performance milestones are achieved. On 20 October 2011, this option was exercised and £3.8 million ($6.0 million) was paid by the Group to the selling shareholders together with a further £0.7 million ($1.1 million) in respect of the first element of the performance milestones. The Group has accrued £0.8 million ($1.2 million) at 31 December 2011 in respect of the remaining performance milestones.

On 14 July 2011, the Group acquired 100% of the ordinary share capital of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.4 million). Cash acquired on the acquisition of Firecrest amounted to €1.4 million ($2.0 million). Further consideration of up to €33.0 million ($46.8 million) may become payable if certain performance milestones are achieved in the period to 30 June 2013. At 31 December 2011, the Group has accrued €31.3 million ($40.6 million) in relation to these performance milestones, €22.3 million ($28.9 million) within non-current provisions and €9.0 million ($11.7 million) within provisions. On 16 March 2012, the Group paid €3.0 million ($4.0 million) in respect of the first element of  this additional consideration payable. In addition, the acquisition agreement provided for certain working capital targets to be achieved by Firecrest on completion. On 16 March 2012, the Group paid an additional €0.4 million ($0.5 million) in respect of this review.

On 17 May 2010, the Group acquired Timaq Medical Imaging, a European provider of advanced imaging services to the pharmaceutical and biotechnology industry, located in Zurich, Switzerland for an initial cash consideration of CHF 1.3 million ($1.2 million). Certain performance milestones were built into the acquisition agreement requiring potential additional consideration of up to CHF 2.9 million ($2.6 million) if these milestones are achieved. The Group accrued CHF 2.9 million ($2.6 million) in relation to the additional consideration at date of acquisition. On 5 November 2010, the first element of these performance milestones was achieved requiring deferred payments of CHF 0.3 million ($0.3 million) to the selling shareholders in each of the years ended 31 December 2010, 31 December 2011 and 31 December 2012. At 31 December 2011, CHF 0.6 million ($0.6 million) has been paid by the Group and a further CHF 0.3 million ($0.3 million) has been accrued in respect of the payment due in 2012. Further consideration of up to CHF 2.0 million is payable if the remaining performance milestones are achieved during the years ended 31 December 2010 to 31 December 2012. During the year ended 31 December 2011 the Group assessed the likelihood of the remaining milestones being achieved as remote and consequently has released CHF 2.0 million ($1.7 million) previously accrued in relation to these milestones.

On 15 February 2012, the Group acquired 100% of the ordinary share capital of BeijingWits Medical Limited (“BeijingWits”), a leading Chinese CRO, for an initial cash consideration of $9.0 million. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in the period to 31 December, 2013.

On 28 February 2012 the Group acquired 100% of the ordinary share capital of PriceSpective LLC (“PriceSpective”) for an initial cash consideration of $37.1 million. Further consideration of up to $15.0 million may become payable if certain milestones are achieved prior to 31 December 2012.

Operating and Financial Review (continued)

Net cash used in financing activities during the year ended 31 December 2011 amounted to $3.9 million compared with net cash provided by $15.3 million for the year ended 31 December 2010. Cash provided by financing activities during both years comprised mainly of proceeds received from the exercise of share options. During the year ended 31 December 2011, the Group repaid $9.0 million in relation to its share repurchase programme (see below).

As a result of these cash flows, cash and cash equivalents decreased by $136.0 million for the year ended 31 December 2011 compared to an increase of $117.3 million for the year ended 31 December 2010.

On 27 October 2011, the Company announced its intention to commence a share repurchase programme of up to $50 million. On 22 November 2011, the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively.  On 21 February 2012 the Company entered into a third share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. . On 27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. The Company may enter further share repurchase plans, to effect the share repurchase programme in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorisation granted at the Company’s annual general meeting on 18 July 2011, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.

Under the repurchase programme, a broker will purchase the Company’s American Depositary Shares (“ADSs”) from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations.  ADSs purchased will be deposited with the Depositary under the Company’s ADR facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company’s share repurchase authorisation and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company.  The programme is designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker are irrevocable and the trading decisions in respect of the repurchase programme will be made independently of and uninfluenced by the Company.  The Company confirms that, on entering all three of the share repurchase plans outlined above, it had no material non-public, price-sensitive or inside information regarding the Group or the Company securities.

The timing and actual number of shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.  In addition, share repurchases may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the repurchase programme.  All Ordinary Shares repurchased by the Company will be cancelled.

During the year ended 31 December 2011 545,597 ordinary shares were repurchased by the Company for a total consideration of $9.0 million.  All ordinary shares repurchased by the Company were cancelled.

Operating and Financial Review (continued)

The ICON Strategy

The Group’s vision is to be the global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research. The Group has achieved exceptional growth since its foundation in 1990. The impact of the International Conference on Harmonisation, the resulting globalisation of clinical research and the acceleration in the understanding of human and molecular biology which has led to many new treatment paths being explored have been key drivers of this growth.

Despite the increase in development activity in recent years, the number of compounds reaching market has declined.  This, together with health budget constraints and the current economic and financial environment are placing increased pressure on revenues and profitability of development companies. This however has been generally positive for CROs, as increased outsourcing has been adopted by these companies as they seek to create greater efficiencies in their development processes, convert previously fixed costs to variable, and accelerate time to market.

One consequence of the drive to accelerate time to market will be increased emphasis on early stage development, as companies seek to filter compounds earlier in the development process, thereby lowering attrition rates and development expenditure. Regulatory pressures too will increase the emphasis on late stage (post marketing) surveillance, while increasing requirements to demonstrate the economic value of new compounds, through outcomes and comparative effectiveness research, will most likely be required in order to secure reimbursement. Furthermore, we believe advances in molecular biology will drive further growth in innovation in the long term which in turn should create further growth opportunities for both development companies and their outsource providers.

We expect the increased adoption of outsourcing will be a core strategy of clients in the near term as they respond to the increased pressures on their revenues and profitability. Larger customers in particular are seeking to form strategic partnerships with global CROs in an effort to reduce the number of outsource partners with which they engage and to reduce inefficiencies in their current drug development models.  As outsourcing penetration increases, we believe clients will seek a greater level of integration of service offerings from CROs, although some will continue to purchase services on a stand-alone basis.  Creating greater connectivity and “seamlessness” between our services and the sharing of “real-time” clinical and operational data with clients will therefore become increasingly important for CROs.

The Group will seek to benefit from this increased outsourcing by clients to grow our business and generate long term value by increasing market share with our existing client base and adding new clients within the Phase I-IV outsourced development services market; the aim being to ensure we will be considered for all major Phase I–IV projects.

The Group’s core strategies to achieve these objectives will be as follows:

Build Scale

Building scale within the organisation will be central to achieving the Group’s objectives and will be achieved through developing strategic relationships with clients, growing positions in existing and selected new markets, broadening our service offerings and targeted strategic acquisitions as required.

Strategic client relationships will manifest themselves in many different forms.  Many of these relationships will require new forms of collaboration across ICON divisions and departments and will therefore require increased flexibility to offer services on both a standalone basis and as part of a fully integrated service model.  To support this objective the Group is developing programs to incorporate expanded relationship management, closer data integration across our service lines and enhanced project management capabilities.

Operating and Financial Review (continued)

The Group will also continue to build positions in emerging markets and has expanded its presence in regions such as Asia Pacific, in particular in China and Japan, as is evident from the recent acquisition of BeijingWits Medical Limited, a leading Chinese CRO. Additionally the Group is taking steps to address new and emerging markets.

Competitiveness

The Group will seek to gain competitive advantage by offering core operational efficiencies to its clients. No single solution exists to drive differentiation in this area; rather the Group will continue to focus its efforts on driving better project execution; developing processes and systems which can better integrate services. The Group continually seeks to enhance its operating processes and delivery models to ensure it can offer its clients best in class study execution compared to in-house and external alternatives. One core element of this effort is the Group’s focus on reducing patient recruitment times through enhanced site and investigator selection based on key performance metrics. The Group is also working with investigator sites to optimise study conduct and enhance data quality. The recent acquisition of Firecrest Clinical, will support efforts in this area.

Leadership

Underpinning all the Group’s strategies are its people.  The need to grow and retain talent within the organisation is fundamental in enabling the Group to be the global CRO partner of choice.  The Group’s talent review and succession planning processes are core strategies in the achievement of this objective.

Informatics

Developing best in class information to help clients improve the costs and efficiencies associated with drug development will be another key strategy in achieving the Group’s objectives.  The Group’s new proprietary ICONIK platform, a web-based information platform that enables the management, reporting, analysis and visualisation of all data relating to drug development will be a key tool in this regard,  Firecrest’s comprehensive site performance management system, a web-based solution which enables accurate study information, including protocol information, training manuals and case report forms amongst others to be rolled out quickly and simultaneously to investigative sites will also be a key tool in this regard and will allow site behaviour to be tracked to ensure training is understood, procedures are being followed, timelines are met and study parameters are met.

 Enhance Expertise and Intellectual Capital

Increased scientific knowledge and expertise will be important as clients will increasingly look to their partners for advice and guidance on how to identify promising drug candidates earlier in the development process and eliminate others. Having the right blend of scientific and commercial leadership in this area will be of key importance. The Group has made a number of strategic acquisitions in recent years to build scale and develop its scientific base in key areas. Its commitment to adding additional expertise is evident from the acquisition of Oxford Outcomes and the recent acquisition of Pricespective. The Group may make further acquisitions to accelerate growth and further increase expertise.

Board of Directors and Senior Management

Chairman

Dr. Bruce Given - Chairman (aged 57) was appointed non-executive Chairman of the Board of the Company in January 2010. He has served as a non-executive Director of the Company since September 2004. In October 2011, he was appointed to the position of Chief Operating Officer of Arrowhead Research Corporation and Chief Executive Officer of Leonardo Biosystems, a private US company (related to Arrowhead).  From March 2002 until June 2007 he served as President and Chief Executive Officer of Encysive Pharmaceuticals Inc. Dr. Given previously held various positions in the Johnson & Johnson group companies. Dr. Given obtained his doctorate from the University of Chicago in 1980.

Executive Directors

Peter Gray - Vice Chairman (aged 57) was appointed Vice Chairman of the Company in October 2011. He served as Chief Executive Officer of the Company from November 2002 to September 2011, Group Chief Operating Officer from June 2001 to November 2002, and was Chief Financial Officer from June 1997 to June 2001. He has been a Director of the Company since June 1997. Mr. Gray has over 20 years experience in the pharmaceutical services industry and has also worked in the engineering and food sectors. Mr. Gray received a degree in Law from Trinity College Dublin in 1977 and became a chartered accountant in 1980. Mr. Gray has served as Director of United Drug plc since September 2004 and was appointed as non-executive Chairman of the Board of United Drug in February 2012. He has also served as a non-Executive Director of Danica Life Limited since April 2008.

Ciaran Murray - Chief Executive Officer (aged 49) was appointed Chief Executive Officer of the Company in October 2011. He served as Chief Financial Officer of the Company from October 2005 to September 2011. Mr. Murray developed his experience working in senior financial positions in Ireland, Italy and the United Kingdom, in the food sector with Kraft Foods Inc, Cantrell and Cochrane plc and Northern Foods plc, and in the technology sector with Novell Inc and Codec Systems.  Mr. Murray obtained a Bachelor of Commerce degree from University College Dublin in 1982. He qualified as a Chartered Accountant with PwC and is a Fellow of the Institute of Chartered Accountants in Ireland.

Non-Executive Directors

Dr. John Climax – Non-Executive Director (aged 59), one of the Company’s co-founders, has been a Director of the Company since 1990 and served as Chairman of the Board of the Company from November 2002 to December 2009, and Chief Executive Officer from June 1990 to October 2002.  From January 2010 he has held a position as a non-executive Director of the Company.  Dr. Climax has over 25 years of experience in the contract research industry. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his PhD. in pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations, and holds adjunct professorship at the Royal College of Surgeons of Ireland.

Dr. Ronan Lambe – Non-Executive Director (aged 72), one of the Company’s co-founders, has been a Director of the Company since 1990 and served as Chairman of the Board of the Company from June 1990 to November 2002. He is currently a non-Executive Director of the Company.  Dr. Lambe has over 30 years of experience in the contract research industry. Dr. Lambe attended the National University of Ireland where he received his Bachelor of Science degree in chemistry in 1959, his masters in biochemistry in 1962 and his PhD. in pharmacology in 1976.

Thomas Lynch – Independent Non-Executive Director (aged 55) has served as a non-executive Director of the Company since January 1996. He is currently Chairman of Amarin Pharma Ireland Limited, having previously served as Chairman of Amarin Corporation plc from 2000 to 2009 and its Chief Executive Officer from 2007 to 2009. Between 1993 and 2004, he held a number of senior management positions in Elan Corporation plc.  Mr Lynch is an investor in, and serves on the board of, a number of pharmaceutical and biotechnology companies.

Board of Directors and Senior Management (continued)

Professor Dermot Kelleher - Independent Non-Executive Director (aged 56) has served as a non-executive Director of the Company since May 2008. Professor Kelleher is currently Head of the School of Medicine at Trinity College, Dublin, Ireland and Director of the Institute of Molecular Medicine in Dublin. His research interests are broad ranging in the fields of Gastroenterology, Immunology and Molecular Biology and over a distinguished career he has led significant research projects in this field.  Alongside his notable academic appointments he has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies

Declan McKeon- Independent Non-Executive Director (aged 60) has served as a non-executive Director of the Company since April 2010. Mr. McKeon was a partner in PricewaterhouseCoopers (PwC) from 1986 to 2007.  His roles included leadership of the audit and business advisory team for PwC Ireland, membership on the PwC Europe audit and business advisory services executive and market sector lead for consumer and industrial products.  Mr. McKeon is a non-executive Director of Ryanair plc, remains a consultant to PwC and sits on the audit committee of the Royal College of Surgeons in Ireland. Mr. McKeon holds a Bachelor of Commerce and Masters in Business Studies from University College Dublin and is a Fellow of The Institute of Chartered Accountants in Ireland.

Cathrin Petty - Independent Non-Executive Director (aged 38) has served as a non-executive Director of the Company since October 2010. Ms. Petty is a Special Partner at Vitruvian Partners LLP, a non-Executive Director for Circassia Limited, a Director on the Board of Healthcare at Home and a member of GSK's Discovery Investment Board.  Ms. Petty is an advisor to the pharmaceutical industry and formerly served as a non-Executive Director for the NHS (Strategic Health Authority for Greater London). Between 2000 and 2010, Ms. Petty was a Healthcare Partner in Apax Partners LLP with responsibility for originating, executing, monitoring and exiting healthcare private equity investments. Her early career included Senior Associate and Research Analyst roles at Schroder Ventures Life Sciences and Schroders Investment Management.

Senior Management

Brendan Brennan - Chief Financial Officer (aged 33) has served as Chief Financial Officer since February 2012 having previously served as acting Chief Financial Officer since October 2011. Prior to this appointment he served in a number of senior finance roles in ICON including the role of Senior Vice President of Corporate Finance.  He has been a senior member of the ICON finance team since January 2006. Prior to this he developed his corporate finance experience in Cement Roadstone Holdings a major Irish building materials organisation.  He qualified as a Chartered Accountant with PricewaterhouseCoopers and obtained a bachelors degree in Accounting and Finance from Dublin City University.

Dr. Steven Cutler - Group President Clinical Research Services (aged 51) was appointed Group President Clinical Research Services in November 2011. Prior to joining the Company Dr. Cutler held the position of Chief Executive Officer of Kendle, having previously served as Chief Operating Officer. Prior to Kendle, Dr. Cutler spent 14 years with Quintiles where he served as Senior Vice President, Global Project Management; Senior Vice President, Clinical, Medical and Regulatory; Senior Vice President, Project Management - Europe; and Vice President, Oncology - Europe as well as regional leadership positions in South Africa and Australia. Prior to joining Quintiles Dr. Cutler held positions with Sandoz (now Novartis) in Australia and Europe. He holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

Diarmaid Cunningham  - General Counsel and Company Secretary (aged 37) was appointed Company Secretary in November 2011. He has served as the Company’s General Counsel since November 2009.  Prior to joining the Company, Mr Cunningham spent 10 years with A&L Goodbody, one of Ireland's premier corporate law firms.  Mr. Cunningham graduated with a Bachelor of Business and Legal Studies from University College Dublin in 1997 and qualified as a Solicitor with A&L Goodbody in 2001.

Compensation and Organisation Committee Report

Remuneration policy

The Compensation and Organisation Committee seeks to achieve the following goals with the Company’s executive compensation programmes: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by ensuring that a significant portion of each executive’s cash and equity compensation is based on the achievement of performance targets that are important to the Company and its shareholders.

The Company’s executive compensation programme has three elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives compensation are determined by the Committee based on the achievement of the Group’s objectives.

Non-Executive Directors’ remuneration

Non-Executive Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. The Corporate Governance Report sets out why it is appropriate for the non-Executive Directors to participate in the share option scheme. Non-Executive Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. Non-executive Directors’ remuneration is set by the Execution committee, taking into account the recommendations of the Nominating and Governance committee.

Executive Directors’ and Key Executive Officers’ remuneration

Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group analysis and is adjusted based on individual performance and experience. The Committee targets total cash compensation at the peer group median of comparable Irish companies and peer CRO companies, adjusted upward or downward based on individual performance and experience. The Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers ranges between 80% and 100% of base salary.

The Company’s executives are eligible to receive equity incentives, including share options and restricted share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year and awarded at the closing price on the second full day following the release of the Company’s prior year results. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily based on an award range determined by the Committee at the start of each year. The extent of existing options is not generally considered in granting equity awards, except that the Company occasionally grants an initial round of equity awards to newly recruited executives to provide them a stake in the Company’s success from the commencement of their employment. The Company granted equity incentive awards, in the form of share options, to executive officers in its fiscal years ended 31 December 2011 and 2010.  Share option grants awarded to executive officers typically vest over a  five year period with 20% becoming exercisable on each anniversary of date of grant.  Some options granted to executive officers vest evenly over a three year period with one third becoming exercisable on each anniversary of date of grant. This is considered appropriate given the Company has its primary listing on NASDAQ. A common vesting period for share options granted to executive officers of NASDAQ listed companies is three years. Accordingly, the Company does not view such share options as being “in normal circumstances” as per Schedule A of the UK Code.

All executive officers are eligible to participate in a defined contribution pension plan. The Company’s contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. The Company’s contributions are determined at the peer group median of comparable Irish companies and peer CRO companies.  Contributions to this plan are recorded as an expense in the Consolidated Income Statement.

Compensation and Organisation Committee Report (continued)

Directors’ and Key Executive Officers service agreements and letters of engagement

Dr. Bruce Given
Dr. Bruce Given was appointed Chairman of the Board of the Company in January 2010. He has served as a non-executive Director of the Company since September 2004. The arrangements with Dr. Given provide for the payment to him of annual fees of $316,932 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at 30 April 2012, 28,000 ordinary share options at exercise prices ranging from $8.60 to $35.33.

Mr. Peter Gray
Mr. Peter Gray is currently Vice Chairman of the Company, a position he has held since October 2011. He has served as an Executive Director of the Company since June 1997. He previously served as Chief Executive Officer of the Company from November 2002 to September 2011 and Chief Operating Officer from June 2001 to November 2002. In September 2011 Mr. Gray retired as CEO of the Company in accordance with the terms of his service agreement which is terminable on 12 months notice by either party. Under the terms of his service agreement Mr. Gray is entitled to receive an annual salary of €535,500 ($695,000) and a bonus to be agreed by the Compensation and Organization Committee. Mr. Gray’s notice period expires on 30 September 2012 and his service agreement continues to apply during the notice period. He is also entitled to receive a pension contribution, company car and medical insurance coverage for himself and his dependants. He was previously granted and held at 30 April 2012, 288,000 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share and 100,000 Restricted Share Units which were due to vest on 3 March 2014, the third anniversary of date of award and therefore are not expected to vest. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive Director positions authorised by the Board. The Board has authorised Mr. Gray to serve as Chairman ,and previously Audit Committee Chairman, of United Drug plc and as a non-executive Director of Danica Life Limited. During the year ended 31 December 2011 he was paid and retained fees of €67,000 ($93,525) by United Drug plc and €33,075 ($46,170) by Danica Life Limited. The service agreement with Mr. Gray includes certain post termination clauses including non-disclosure, non-competition and non-solicitation provisions.

Mr. Ciaran Murray
Mr. Ciaran Murray is currently Chief Executive Officer of the Company, a position he has held since October 2011. He has served as an Executive Director of the Company since October 2011. He previously served as Chief Financial Officer of the Company from October 2005 until October 2011. The service agreement with Mr. Murray is terminable on 12 months notice by either party. Under the terms of this agreement Mr. Murray is entitled to receive an annual salary of €630,000 ($800,000) (reflecting a salary increase as of 1 April 2012) and a bonus to be agreed by the Compensation and Organisation Committee. He is also entitled to receive a pension contribution, a company car and medical insurance coverage for himself and his dependants. He was previously granted and held at 30 April 2012, 345,000 ordinary share options at exercise prices ranging from $10.42 to $35.33 per share. He has also been granted 200,000 Restricted Share Units, 50,000 of which vest on 27 April 2013, the first anniversary of the date of the award, 100,000 of which vest on 1 October 2014, the third anniversary of the date of the award, and 50,000 on 10 February 2016, the fifth anniversary of the date of the award. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive Director positions authorised by the Board. The service agreement with Mr. Murray includes termination and change of control provisions, certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions and provisions relating to clawback of bonus compensation and forfeiture of long term incentives in certain circumstances.

Compensation and Organisation Committee Report (continued)

Directors’ and Key Executive Officers service agreements and letters of engagement (continued)

Mr Brendan Brennan
Mr. Brendan Brennan is currently Chief Financial Officer of the Company, a position he has held since February 2012. He previously served in a number of senior finance roles in ICON including the role of Senior Vice President of Corporate Finance. The service agreement with Mr. Brennan is terminable on 12 month’s notice by either party. Under the terms of this agreement Mr. Brennan is entitled to receive an annual salary of €300,000 ($388,830) and a bonus to be agreed by the Compensation and Organisation Committee. He is also entitled to receive a pension contribution, a company car and medical insurance coverage for himself and his dependants. He was previously granted and held at 30 April 2012, 34,100 ordinary share options at exercise prices ranging from $20.28 to $35.33 per share and 20,000 Restricted Share Units, which vest on 21 February 2015, the third anniversary of the date of the award. His service agreement requires him to devote his full time and attention to his duties for the Company excepting certain non-executive Director positions authorised by the Board. The service agreement with Mr. Brennan includes termination and change of control provisions, certain post-termination clauses including non-disclosure, non-competition and non-solicitation provisions and provisions relating to clawback of bonus compensation and forfeiture of long term incentives in certain circumstances.

Dr. John Climax
Dr. John Climax, one of the Company’s co-founders, served as Chairman of the Board of the Company from November 2002 to December 2009. He also served as Chief Executive Officer of the Company from June 1990 to October 2002 and is currently a non-executive Director since 1 January 2010. The arrangements with Dr. Climax provide for the payment to him of Director fees of $48,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at 30 April 2012, 90,000 ordinary share options at exercise prices ranging from $11.00 to $35.33 per share.

Following Dr Climax’s retirement as Chairman in December 2009, the Company entered a three year agreement with Rotrua Limited, a company controlled by Dr. Climax, for the provision of consultancy services at an agreed fee of €262,500 ($342,226) per annum. Pursuant to the consultancy agreement, Dr. Climax also agreed to certain restrictions that will apply to him after the termination of the consultancy agreement including non-disclosure, non-competition and non-solicitation. The consultancy agreement provides that the Company will provide, during the term of the agreement, permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

Dr. Ronan Lambe
Dr. Ronan Lambe, one of the Company’s co-founders, served as Chairman of the Board of the Company from June 1990 to November 2002 and is currently a non-executive Director of the Company.  The arrangements with Dr. Lambe provide for the payment to him of Director fees of $53,000 per annum plus reasonable expenses properly incurred in carrying out his duties for the Company. He was previously granted and held at 30 April 2012, 20,000 ordinary share options at exercise prices ranging from $8.60 to $35.33 per share.

Mr. Thomas Lynch
Mr. Thomas Lynch has served as a non-executive Director of the Company since January 1996. The arrangements with Mr. Lynch provide for the payment to him of Director fees of $78,000 (pre 18 July 2011: $78,000 per annum - his fees decreased in July 2011 to $63,000 as he retired as Chairman of the Audit Committee but, these increased again to $78,000 in February 2012 when he became Chairman of the Compensation and Organisation Committee) per annum plus reasonable expenses properly incurred in carrying out his duties for the Company.  He was previously granted and held at 30 April 2012, 22,000 ordinary share options at exercise prices ranging from $8.60 to $35.33 per share.

Compensation and Organisation Committee Report (continued)

Professor Dermot Kelleher
Professor Dermot Kelleher has served as a non-executive Director of the Company since May 2008. The arrangements with Professor Kelleher provide for the payment to him of Director fees of $73,000 per annum. He was previously granted and held at 30 April 2012, 14,000 ordinary share options at an exercise prices ranging from $22.26 to $36.04.

Mr. Declan McKeon
Mr. Declan McKeon has served as a non-executive Director of the Company since April 2010. The arrangements with Mr McKeon provide for the payment to him of Directors fees of $73,000 per annum (pre 18 July 2011: $53,000 per annum - his fees increased in July 2011 as he was appointed Chairman of the Audit Committee and again in February 2012 when he became a member of the Compensation and Organisation Committee). He was previously granted and held at 30 April 2012, 7,000 ordinary share options at exercise prices ranging from $20.28 to $29.45.

Ms Cathrin Petty
Ms. Cathrin Petty has served as a non-executive Director of the Company since October 2010. The arrangements with Ms. Petty provide for the payment to her of Directors fees of $53,000 per annum. She was previously granted and held at 30 April 2012, 7,000 ordinary share options at exercise prices ranging from $19.45 to $22.30.

Compensation and Organisation Committee Report (continued)

Directors and Key Executive Officers Remuneration

Year ended 31 December 2011

	Salary	Bonus	Pension contribution*	All other compensation	Subtotal	Subtotal	Director Fees	Share- based**** compensation	Total compensation
	€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Executive Director & Key Executive Officers
Peter Gray	533	187	57	37	814	1,139	-	741	1,880
Ciaran Murray**	458	300	46	22	826	1,155	-	626	1,781
	991	487	103	59	1,640	2,294	-	1,367	3,661
Non-executive Directors
Bruce Given	-	-	-	-	-	-	317	31	348
John Climax	-	-	-	-	-	-	48	12	60
Ronan Lambe	-	-	-	-	-	-	53	19	72
Thomas Lynch	-	-	-	-	-	-	71	19	90
Dermot Kelleher	-	-	-	-	-	-	73	25	98
Anthony Murphy***	-	-	-	-	-	-	78	16	94
Declan McKeon	-	-	-	-	-	-	61	17	78
Cathrin Petty	-	-	-	-	-	-	59	15	74
	-	-	-	-	-	-	760	154	914
Total	991	487	103	59	1,640	2,294	760	1,521	4,575
*Pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
**   Appointed Director of the Company on 1 October 2011. Prior to this he was a key executive officer in his position as chief financial officer.
*** Retired on 31 December 2011
****    Represents the current year amortisation of the grant-date fair value of share options and restricted share units.  The grant date fair value is calculated using a binomial lattice model and is amortised to the Consolidated Income statement over the period of vesting of the related option or restricted share unit.

Compensation and Organisation Committee Report (continued)

Directors and Key Executive Officers Remuneration

Year ended 31 December 2010

	Salary	Bonus	Pension contribution*	All other compensation	Subtotal	Subtotal	Director Fees	Share- based*** compensation	Total compensation
	€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Executive Director & Key Executive Officers
Peter Gray	525	105	53	37	720	958	-	761	1,719
Ciaran Murray	400	100	38	18	556	739	-	219	958
	925	205	91	55	1,276	1,697	-	980	2,677
Non-executive Directors
Bruce Given	-	-	-	-	-	-	317	31	348
John Climax**	-	-	-	53	53	68	48	7	123
Ronan Lambe	-	-	-	-	-	-	52	21	73
Thomas Lynch	-	-	-	-	-	-	78	23	101
Edward Roberts	-	-	-	-	-	-	17	44	61
Dermot Kelleher	-	-	-	-	-	-	65	30	95
Anthony Murphy	-	-	-	-	-	-	75	14	89
Declan McKeon	-	-	-	-	-	-	40	12	52
Cathrin Petty	-	-	-	-	-	-	12	2	14
	-	-	-	53	53	68	704	184	956
Total	925	205	91	108	1,329	1,765	704	1,164	3,633
*	Pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
**	Further information is set out in the Directors’ and Key Executive Officers service agreements and letters of engagement section on pages 19 to 21 of this report.
***
Represents the current year amortisation of the grant-date fair value of share options.  The grant date fair value is calculated using a binomial lattice model and is amortised to the Consolidate Income statement over the period of vesting of the related option.

Compensation and Organisation Committee Report (continued)

The Directors, Company secretary and Key executive officers have the following interests, all of which are beneficial, other than as stated, in the shares and share options of the Company or other Group companies at the following dates:

		Interest at 30 April 2012		Interest at 31 December 2011		Interest at 31 December 2010
Name	Name of company and description of shares	Number of shares	Options	Number of shares	Options	Number of shares	Options

Dr. Bruce Given	ICON plc
	Ordinary Shares €0.06	500	28,000	500	24,000	500	20,000

Peter Gray	ICON plc
	Ordinary Shares €0.06	300,080	288,000	300,080	288,000	376,288	238,000

Ciaran Murray	ICON plc
	Ordinary Shares €0.06	-	345,000	-	295,000	-	115,000

Brendan Brennan*	ICON plc
	Ordinary Shares €0.06	-	34,100	-	14,100	-	9,100

Dr. John Climax	ICON plc
	Ordinary Shares €0.06	1,607,568	90,000	1,607,568	88,000	1,607,568	106,000

Dr. Ronan Lambe	ICON plc
	Ordinary Shares €0.06	400	20,000	400	18,000	400	22,000

Thomas Lynch	ICON plc
	Ordinary Shares €0.06	1,204	22,000	1,204	20,000	1,204	18,000

Prof. Dermot Kelleher	ICON plc
	Ordinary Shares €0.06	-	14,000	-	12,000	-	10,000

Declan McKeon	ICON plc
	Ordinary Shares €0.06	-	7,000	-	5,000	-	3,000

Cathrin Petty	ICON plc
	Ordinary Shares €0.06	-	7,000	-	5,000	-	3,000

Diarmaid Cunningham**	ICON plc
	Ordinary Shares €0.06	-	22,000	-	7,000	-	2,000
*Appointed CFO in 15 February 2012 and deemed to be a key executive officer from that date.
**Appointed Company secretary on 1 October 2011.

On 21 February 2012, Mr Brendan Brennan and Mr Diarmaid Cunningham were awarded 20,000 and 10,000 restricted stock units respectively. These awards will vest after three years from the date of grant. On 3 March 2011, Mr. Peter Gray was awarded 100,000 restricted stock units with a vesting period of three years. Due to his retirement as CEO in September 2011 they are now not expected to vest as originally anticipated. On 10 February 2011, Mr. Ciaran Murray was awarded 50,000 restricted stock units which will vest after 5 years, on 1 October 2011 he was awarded 100,000 restricted stock units which will vest after 3 years and on 27 April 2012 he was awarded 50,000 restricted stock units which will vest after 1 year.

Compensation and Organisation Committee Report (continued)

Further details regarding the above share options at 30 April 2012 are as follows:

Name	Options	Exercise price	Grant date	Expiry date
Dr. Bruce Given	4,000 4,000 4,000 2,000 2,000 4,000 4,000 4,000	$8.60 $11.00 $21.25 $35.33 $22.26 $24.46 $20.28 $22.30	24 February 2005 3 February 2006 16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012	24 February 2013 3 February 2014 16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020

Peter Gray	12,000 12,000 14,000 50,000 150,000 50,000	$11.00 $21.25 $35.33 $15.84 $24.25 $20.28	3 February 2006 16 February 2007 26 February 2008 30 April 2009 8 March 2010 3 March 2011	3 February 2014 16 February 2015 26 February 2016 30 April 2017 8 March 2018 3 March 2019

Ciaran Murray	20,000 18,000 16,000 14,000 17,000 30,000 30,000 150,000 50,000	$10.42 $11.00 $21.25 $35.33 $22.26 $24.46 $20.28 $16.80 $22.30	17 January 2006 3 February 2006 16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 31 October 2011 27 April 2012	17 January 2014 3 February 2014 16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 31 October 2019 27 April 2020

Brendan Brennan	2,000 2,000 2,100 3,000 5,000 20,000	$21.25 $35.33 $22.26 $24.46 $20.28 $20.59	16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 22 February 2012	16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 22 February 2020

Dr. John Climax	12,000 12,000 10,000 50,000 2,000 2,000 2,000	$11.00 $21.25 $35.33 $15.84 $24.46 $20.28 $22.30	3 February 2006 16 February 2007 26 February 2008 30 April 2009 4 March 2010 3 March 2011 27 April 2012	3 February 2014 16 February 2015 26 February 2016 30 April 2017 4 March 2018 3 March 2019 27 April 2020

Compensation and Organisation Committee Report (continued)

Name	Options	Exercise price	Grant date	Expiry date
Dr. Ronan Lambe	4,000 4,000 2,000 2,000 2,000 2,000 2,000 2,000	$8.60 $11.00 $21.25 $35.33 $22.26 $24.46 $20.28 $22.30	24 February 2005 3 February 2006 16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012	24 February 2013 3 February 2014 16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020

Thomas Lynch	2,400 2,400 3,200 4,000 2,000 2,000 2,000 2,000 2,000	$8.88 $8.60 $11.00 $21.25 $35.33 $22.26 $24.46 $20.28 $22.30	4 February 2004 24 February 2005 3 February 2006 16 February 2007 26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012	4 February 2012 24 February 2013 3 February 2014 16 February 2015 26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020

Prof. Dermot Kelleher	6,000 2,000 2,000 2,000 2,000	$36.04 $22.26 $24.46 $20.28 $22.30	27 May 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012	27 May 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020

Declan McKeon	3,000 2,000 2,000	$29.45 $20.28 $22.30	29 April 2010 3 March 2011 27 April 2012	29 April 2018 3 March 2019 27 April 2020

Cathrin Petty	3,000 2,000 2,000	$19.45 $20.28 $22.30	26 October 2010 3 March 2011 27 April 2012	26 October 2018 3 March 2019 27 April 2020

Diarmaid Cunningham	2,000 5,000 15,000	$24.46 $20.28 $20.59	4 March 2010 3 March 2011 22 February 2012	4 March 2018 3 March 2019 22 February 2020

Compensation and Organisation Committee Report (continued)

Directors’ and Key Executive Officers share and share option transactions

Details of transactions entered into by Directors and Key Executive Officers in shares and shares options of the Company during the year ended 31 December 2011 were are follows:

Share options exercised
Name	Number of share options	Average exercise price	Market price on date of exercise

Dr. John Climax	20,000	$8.88	$16.45

Dr. Ronan Lambe	6,000	$8.88	$16.12

Shares purchased/(sold)
Name	Number of shares	Average purchase price/exercise price	Number of shares	Average market price of shares sold

Dr. John Climax	-	-	(76,208)	$17.00

Dr. John Climax	-	-	(20,000)	$16.45

Dr. Ronan Lambe	-	-	(6,000)	$16.12

The market price of the Company’s ordinary shares during the year ended 31 December 2011 moved in the range of $15.03 to $26.22 (year ended 31 December 2010: in the range of $18.93 to $30.31).  The closing share price at 31 December 2011 was $17.11 (at 31 December 2010 $21.90).

On behalf of the Compensation and Organisation Committee

Mr. Tom Lynch
Chairman
Compensation and Organisation Committee
30 April 2012

Corporate Governance Report

Corporate governance statement

The Company’s primary listing for its shares is the NASDAQ market. The Company also maintains a secondary listing on the Irish Stock Exchange. The Company is currently evaluating the benefits of its secondary listing on the Irish Stock Exchange due to the Company's international operations and profile. The Company is committed to the highest standards of corporate governance and compliance consistent with best practice and during the year ended 31 December 2011 has applied, where practicable taking into account the Company’s particular circumstances, with the UK Corporate Governance Code published by the Financial Reporting Council in June 2010 (the “UK Code”) pursuant to the Company’s secondary listing on the Irish Stock Exchange which applies to the Company. The provisions of the Irish Corporate Governance Annex do not apply to the Company as the Annex is addressed only to companies with a primary listing on the Irish Stock Exchange and the Company has a secondary listing on the Irish Stock Exchange.

 Board of Directors

The business of the Company is managed by the Directors who may exercise all the powers of the Company which are not required by the Companies Acts 1963 to 2009 or by the Articles of Association of the Company to be exercised by the Company in general meeting.  A meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.  The Directors may delegate (with power to sub-delegate) to any Director holding any executive office and to any Committee consisting of one or more Directors, together with such other persons as may be appointed to such Committee by the Directors, provided that a majority of the members of each Committee appointed by the Directors shall at all times consist of Directors and that no resolution of any such Committee shall be effective unless a majority of the members of the Committee present at the meeting at which it was passed are Directors.

The Board comprises two executives and seven non-Executive Directors at the date of this report.  The non-Executive Directors bring independent judgment to bear on issues of strategy, performance, resources, key appointments and standards.  The Company considers that its non-Executive Directors have a range of complementary skills, experience and knowledge and that each non-Executive Director has specific skills, experience and knowledge that is valuable to the Company. Board members between them have very strong financial, pharmaceutical, CRO, scientific, medical and other skills and knowledge which are harnessed to address the challenges facing the Group. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary for them to discharge their duties. There is a formal schedule of matters reserved to the Board for consideration and decision including approval of strategic plans, financial statements, acquisitions, material capital expenditures and review of the effectiveness of the Company’s system of internal controls, thereby maintaining control of the Company and its future direction.  The Directors have access to the advice and services of the Company Secretary and may seek external independent professional advice where required. The Board considers its current size of nine Directors, comprising two executive Directors and seven non-executive Directors, to be currently adequate and appropriate but continues to look for suitable qualified potential candidates to join the Board as a non-executive Director. The board anticipates and is working towards appointing at least one new independent non-executive Director during 2012. The Board is seeking to appoint independent non-executive Directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions.

As detailed below, certain other matters are delegated to Board Committees and all Board Committees report to the Board.  The Company maintains an appropriate level of insurance cover in respect of legal action against its Directors. The Board, through the Nominating and Governance Committee, engages in succession planning for the Board and in so doing considers the strength and depth of the Board and the levels of knowledge, skills and experience of the Directors necessary for the Group to achieve its objectives. The Board normally meets at least four times each year. During the year ended 31 December 2011 the Board met on four occasions and also had regular board updates by telephone. All Directors allocated sufficient time to the Company during the year ended 31 December 2011 to effectively discharge their responsibilities to the Company.

Corporate Governance Report (continued)

Directors’ retirement and re-election

The Company’s Articles of Association provide that, unless otherwise determined by the Company at a general meeting, the number of Directors shall not be more than 15 nor less than 3. At each annual general meeting, one third of the Directors who are subject to retirement by rotation, rounded down to the next whole number if it is a fractional number, shall retire from office. The Directors to retire shall be those who have been longest in office, but as between persons who became or were last re-appointed on the same day, those to retire shall be determined, unless otherwise agreed, by lot. Any additional Director appointed by the Company shall hold office until the next annual general meeting and will be subject to re-election at that meeting. Accordingly, at the annual general meeting of the Company to be held in 2012, it is anticipated that two Directors will retire by rotation and offer themselves for re-election. In addition, Mr Ciaran Murray, having been appointed a Director by the Company in October 2011, will also offer himself for re-election.

The Company has carefully considered the UK Code provision encouraging annual re-election of the entire Board for FTSE 350 companies as the Company would be regarded as a FTSE 350 Company by the Irish Corporate Governance Annex published by the Irish Stock Exchange. The Board recognises the critical importance of having an effective Board of Directors and, as set out on page 35, places the highest importance on active engagement with shareholders. However, the Company is currently intending not to apply annual re-election of the entire Board for the July 2012 annual general meeting as it is not required to do so under the NASDAQ rules (where the Company has its primary listing) and also because the Company does not believe that annual re-election of the entire Board in 2012 is in the best interest of shareholders for the following reasons:
(i)
the Directors have built up significant knowledge relating to the nature of the Group’s business, it’s long term and strategic relationships with customers and the development of the Company’s strategy against the background of significant change in the pharmaceutical and biotechnology industries, which together mean that it is important for the Company not to be exposed to losing more than one third of Directors in 2012,

(ii)
the Board has already undergone significant change and refreshment  in the previous two years with two Directors (Mr Anthony Murphy and Mr Ted Roberts) retiring and the appointment of three new Directors (Mr Ciaran Murray, Ms Cathrin Petty and Mr Declan McKeon)

The Board will keep annual re-election of the entire Board under careful review including monitoring the views of shareholders on the subject.

Directors’ Independence

The Board considers the non-Executive Directors, excluding Dr. Ronan Lambe and Dr. John Climax, to be independent. The Board therefore considers each of Cathrin Petty, Declan Mc Keon, Dermot Kelleher and Thomas Lynch to be independent. The Board consider this to be the case notwithstanding:
(i)	the granting of share options to them which is considered appropriate given;
a.	the work that they undertake on behalf of the Company;
b.	their value to the Company;
c.	the fact that each Director receives a relatively small number of options each year;
d.	the fact that it is usual for a non-executive Director of a NASDAQ company to be granted options and;
e.	the fact that the Company’s primary listing is on the NASDAQ (as NASDAQ rules do not prevent non-Executive Directors from receiving share options).

The Company acknowledges that the UK Code recommends that non-Executive Directors should not receive share options but the Company feels that, based on the reasons above, it is appropriate for share options to be granted to Non-executive Directors; and

(ii)	in the case of Thomas Lynch, that he has served as a non-Executive Director for more than 9 years. (The reasons for this are set out in the Compliance Statement on page 35).
The non-Executive Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards and the Board are satisfied that all of the independent non-Executive Directors are independent in character and judgement and there are no relationships or circumstances which are likely to affect, or could appear to affect, any independent non-executive’s judgement. The Board also considers its Chairman, Dr Bruce Given, to be independent and also to have been independent on the date he was appointed as Chairman of the Board.

Corporate Governance Report (continued)

Chairman

On 1 January 2010, Dr. Bruce Given was appointed Chairman of the Board of the Company. The Chairman is responsible for the efficient and effective working of the Board. He ensures that Board agendas cover the key issues confronting the Group and that briefing papers are circulated to Board members in advance of meetings allowing them full and timely access to the information necessary to enable them to discharge their duties. The Chairman is available to shareholders who may have concerns that cannot be addressed through the Chief Executive Officer. The Chairman makes himself available to the non-Executive Directors without the executive Directors present. The Chairman evaluates and monitors the performance of the other Directors. In addition, in April 2012 the Board approved a formal Board evaluation process which will be completed by each Director prior to the July 2012 Board meeting and the results of the evaluation process will be discussed by the Board. The Board feels that this formal review of Board performance shows the Board’s commitment to good corporate governance and is sufficiently rigorous to properly evaluate Board performance. The Board is aware that the UK Code recommends for FTSE350 companies that the evaluation of the Board should be externally facilitated at least every three years but is satisfied that the new formal review of Board performance is sufficient for now and is currently a better way of evaluating performance than involving a third party to evaluate Board performance.

Company Secretary

On 1 October 2011, Mr Ciaran Murray resigned as Secretary of the Company and on the same day Mr Diarmaid Cunningham was appointed Secretary of the Company. The appointment and removal of the Company Secretary is a matter for the Board.  All Directors have direct access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that applicable rules and regulations are complied with and that Board procedures are observed.

Senior Independent Director

Mr. Thomas Lynch was appointed as Senior Independent Director in February 2010. Mr. Lynch is available to shareholders should they have any concerns where contact through the normal channels of Chairman or Chief Executive Officer has failed to resolve a matter or for which such contact is inappropriate.

Skill and Contribution of Directors

The skills, knowledge and experience of each of the Directors is set out in the Board of Directors and Senior Management section. The Company believes their combined broad and diverse skills knowledge and experience are appropriate and adequate for the Company, however the Board continues to look for potential new Board members. The Chairman has informally evaluated the contribution of each Director to the Board during the year ended 31 December 2011 and was satisfied with each Director’s contribution and time commitment to the Board.

Induction and development

An induction programme is arranged for all new Directors.  This covers the major trading activities of the Company, the roles and responsibilities of Directors, information on the Group’s Strategy and individual meetings with members of the Company’s senior management team. All Directors are informed of relevant corporate and compliance developments as they arise and the Directors regularly update and refresh their skills and knowledge as appropriate.

Corporate Governance Report (continued)

Board committees

The Board has delegated some of its responsibilities to Board Committees. There are five permanent Committees. These are the Audit Committee, the Compensation and Organisation Committee, the Nominating and Governance Committee, the Execution Committee and the Quality Committee. Each Committee has been charged with specific responsibilities and has written terms of reference that are reviewed periodically. Minutes of Committee meetings are circulated to all members of the Board.  The Company Secretary is available to act as secretary to each of the Board Committees if required. Appropriate key executives are regularly invited to attend meetings of the Board committees.  Each Committee Chairman informally evaluated the contribution of each Committee member to the Committee during the year ended 31 December 2011 and was satisfied with each Directors’ contribution.

The membership of each board committee at the date of this report, together with details of date of appointment to the committee, are as follows:

Board committee membership and dates of appointment
	Audit	Compensation and Organisation	Nominating and Governance	Execution	Quality

Dr. Bruce Given	-	23 Sept 2004	23 Sept 2004	23 Feb 2010	-
Mr Peter Gray	-	-	-	-	-
Mr Ciaran Murray	-	-	-	23 Feb 2010	-
Mr Brendan Brennan	-	-	-	13 Feb 2012	-
Dr Ronan Lambe	-	-	-	-	23 Feb 2010
Dr John Climax	-	-	-	-	20 April 2012
Mr Thomas Lynch	17 July 1998	17 July 1998	22 July 2004	-	-
Prof. Dermot Kelleher	28 April 2008	-	-	-	23 Feb 2010
Mr Declan McKeon	19 April 2010	13 Feb 2012	-	-	-
Ms Cathrin Petty	-	-	13 Feb 2012	-	-

Audit Committee

The Audit Committee meets a minimum of four times a year. It reviews, and during 2011 it reviewed, the quarterly and annual financial statements, the effectiveness of the system of internal control (including the arrangement for group staff to raise concerns in confidence about possible financial inappropriateness) and recommends the appointment and removal of the external auditors.  It monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors.  It pre-approves on an annual basis, the audit and non-audit services provided to the Company by its external auditors.  Such annual pre-approval is given with respect to particular services.  The Audit Committee may also approve additional services not covered by the annual pre-approval, on a case by case basis as the need for such services arises.  The Audit Committee regularly reviews all services provided by the external auditors to ensure their independence and objectivity, taking into consideration relevant professional and regulatory requirements and ensuring these are not impaired by the provisions of permissible non-audit services.  The Chief Executive Officer, Chief Financial Officer, the Head of Internal Audit, the Company Secretary and the external auditors normally attend all meetings of the Audit Committee and have direct access to the Committee Chairman at all times.

The Company is aware of the importance of risk management and has noted the developments in relation to risk management introduced by the UK Code. Management worked in 2011 with external risk consultants to evaluate the Group’s risk strategies and policies which have been developed by the Group based on its activities and potential exposures. The results of this work was presented by management to the Audit Committee in 2011 and also reported to the Board. This work in relation to risk management is being continued by management during 2012 and will be reported to the Board in 2012. The establishment of the quality committee of the Board in February 2010 was part of the Group’s ongoing efforts to manage and monitor risk. A key objective of the quality committee is to ensure that the Group does its work and provides its services in accordance with regulatory standards and contractual obligations.

Corporate Governance Report (continued)

The Audit Committee previously comprised Thomas Lynch (Chairman), Declan McKeon, Professor Dermot Kelleher, and Cathrin Petty. On 18 July 2011, Declan McKeon replaced Thomas Lynch as Chairman of the Audit Committee. At the Company’s Board meeting on February 13, 2012 composition of the Audit committee was amended to comprise Declan McKeon (Chairman), Thomas Lynch and Dermot Kelleher.

Compensation and Organisation Committee

The Compensation and Organisation Committee is responsible for senior executive remuneration.  The committee aims to ensure that remuneration packages are competitive so that individuals are appropriately rewarded relative to their responsibility, experience and value to the Group.  Annual bonuses for the executive Director’s are determined by the committee based on the achievement of the Company’s objectives. The Committee also oversees succession planning for the Groups’ senior management.  The Compensation and Organisation Committee currently comprises two non-executive independent Directors and the Company’s Chairman.  The Company notes that the UK code recommends that for FTSE 350 Companies the Committee should comprise at least three independent non-executive Directors and may also comprise the Chairman.  The Company will continue to monitor the composition of its Board committees during the year ending 31 December 2012 but feels that the current composition of the Committee is appropriate.

During 2011, the Compensation and Organisation Committee comprised Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch. On 31 December 2011, Dr. Anthony Murphy retired as Chairman and a member of the Compensation and Organisation Committee pursuant to his retirement as a non-executive Director of the Company in December 2011.  At the Company’s Board meeting on 13 February 2012 composition of the Compensaton and Organisation committee was amended to comprise Thomas Lynch (Chairman), Bruce Given and Declan McKeon. The Board feels that the Committee members wide range of industry and business experience (Further information is set out in the Board of Directors and Senior Management section of this report) means that the Committee has the appropriate knowledge, skills and experience.

Nominating and Governance Committee

The Nominating and Governance committee is responsible for the ongoing review of the membership of the Board committees and also for reviewing and recommending the corporate governance principles of the Company. As part of its ongoing review of the membership of the Board and board committees it regularly evaluates the balance of skills, knowledge and experience of the Board and, based on this evaluation, identifies and, if appropriate, recommends individuals to join the Board. The Committee has since 2010, and is continuing, to use an external search consultant to assist it in identifying potential new non-Executive Directors. The external research consultant has been instructed to assist the company in achieving its objective of appointing at least one new non-executive Director during 2012.  Once potential suitable candidates are identified either by the external search consultants or by members of the Nominating and Governance Committee, the Committee then discusses and considers the skills, knowledge and experience of the potential candidate. The Committee will assess if the Board requires and would benefit from the potential candidate’s skills, knowledge and experience and if it decides the potential candidate is suitable and would add relevant skills, knowledge and experience to the Board, the committee recommends to the Board that the potential candidate be appointed to the Board. The Board then decides whether or not to appoint the candidate. The Committee will pay appropriate regard to diversity when looking to appoint at least one new non-executive Director during 2012.

During 2011, the Nomination and Governance committee comprised Dr. Anthony Murphy (Chairman), Dr. Bruce Given and Thomas Lynch.  On 31 December 2011, Dr. Anthony Murphy retired as both Chairman and as a member of the Nomination and Governance committee pursuant to his retirement as a non-executive Director of the Company.  At the Company’s Board meeting on 13 February 2012, composition of the Nomination and Governance committee was amended to comprise Bruce Given (Chairman), Thomas Lynch and Cathrin Petty.

Corporate Governance Report (continued)

Execution Committee

The primary function of the Execution Committee is to exercise the power and authority of the Board at intervals between meetings of the Board. All powers exercised by the Execution Committee are ratified at subsequent Board meetings. This Committee convenes as often as it determines to be necessary or appropriate.  During 2011, the Execution Committee comprised Peter Gray (Chairman), Dr. Bruce Given and Ciaran Murray.  At the Company’s Board meeting on 13 February 2012 composition of the Execution committee was amended to comprise Ciaran Murray (Chairman), Bruce Given and Brendan Brennan.

Quality Committee

On 23 February 2010 the Company established a Quality Committee due to the importance of operational quality to the Group’s business.  The primary function of this committee is to oversee the Company’s quality strategy, commitment and performance. During 2011the committee comprised Professor Dermot Kelleher (Chairman) and Dr. Ronan Lambe. On 20 April 2012 the composition of the Quality Committee was amended to comprise Professor Dermot Kelleher (Chairman), Dr Ronan Lambe and Dr John Climax.

The Board continues to closely examine how best to refresh and further develop the Board Committees.

Attendance at Board and Committee meetings

Attendance at Board and committee meetings by the Directors who held office during 2011 are set out as follows:

Directors’ Attendance Table
	Board	Audit	Compensation and Organisation	Nominating and Governance	Execution	Quality

Director	Number of meetings attended / number of meetings eligible to attend
Dr. Bruce Given	4/4	-	4/4	4/4*	4/4	-
Peter Gray	4/4	-	-	-	4/4	-
Mr Ciaran Murray	1/1	-	-	-	4/4*	-
Dr. Ronan Lambe	4/4	-	-	-	-	4/4
Dr. John Climax	4/4	-	-	-	-	-
Thomas Lynch	4/4	4/4	3/4*	4/4	-	-
Prof. Dermot Kelleher	4/4	3/4	-	-	-	4/4*
Dr. Anthony Murphy	4/4	-	4/4	4/4	-	-
Mr Declan McKeon	4/4	4/4*	-	-	-	-
Ms Cathrin Petty	4/4	4/4	-	-	-	-

*Denotes the current committee chairman.

Corporate Governance Report (continued)

Internal control

The Board is ultimately responsible for the Group’s system of internal control and for reviewing its effectiveness.  However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

The principal processes comprising the system of internal control are as follows:

•	A clear focus on business objectives is established by the Board having considered the risk profile of the Group;
•
The organisation structure of the Group under the day-to-day direction of its Chief Executive Officer is clear. Defined lines of responsibility and delegation of authority have been established within which the Group’s activities can be planned, executed, controlled and monitored in order to achieve the strategic objectives which the Board has adopted for the Group;

•
A process of hierarchical reporting has been established which provides for a documented and auditable trail of accountability.  These procedures are relevant across Group operations and provide for successive assurances to be given at increasingly higher levels of management and, finally, to the Board.

•
The Board has reviewed the process for identifying and evaluating the significant risks affecting the business and the policies and procedures by which these risks are managed. The executive Director’s report to the Board significant changes in the business and external environment which affect the significant risks identified

•
The Company has a comprehensive process for reporting financial information to the Board including a budget process which is approved annually by the Board. The Chief Financial Officer provides the Board with quarterly financial information which includes key performance indicators.

•
The Group has a formal system of management and financial reporting, treasury management and capital project appraisal. This reporting system includes reporting on trading activities, operational issues, financial performance, working capital, cash flow and asset management. All material commitments are subject to Board approval.

To support our system of internal control the Company has a separate Internal Audit Function which reports independently to the Audit Committee of the Board. The Board reviews the effectiveness of the system of internal control and where areas for improvement in the system are identified, they will consider the recommendations made by the Audit Committee.

Management are responsible for the identification and evaluation of significant risks applicable to their areas of business together with the design and operation of suitable internal controls.  As part of this identification process, management, have identified a number of risks which could materially adversely affect the business, its financial condition or results of operations.  These risks, which are set out in appendix A of this annual report, are assessed on a continual basis.

With regard to the guidance for Directors on internal control, “Internal Control: Guidance for Directors on the Combined Code (the Turnbull guidance)”, the Board confirms, as outlined above, that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This has been in place for the period under review and up to the date of approval of the annual report and financial statements and is reviewed by the Board in accordance with the guidance.

Memorandum and articles of association

The Company’s Memorandum of Association sets out the objectives and powers of the Company.  The Articles of Association detail the rights attaching to the Company’s ordinary shares; the method by which the Company’s shares can be purchased or re-issued; the provisions which apply to the holding of and voting at general meetings; and the rules relating to the Directors, including their appointment, retirement, re-election, duties and powers.  The Company’s Articles of Association may be amended by special resolution passed by the shareholders at an annual or extraordinary general meeting of the Company.  A special resolution is passed at a meeting if not less than 75% of the members who vote in person or by proxy at the meeting vote in favour of the resolution.

A copy of the Company’s Memorandum and Articles of Association can be obtained from the Company’s website.

Corporate Governance Report (continued)

Code of ethics

The Board of Directors adopted the Company’s code of ethics in 2003 (the “2003 Code”), which applies to the Chief Executive Officer, the Chief Financial Officer and any persons performing similar functions, if any, for the Company. On 22 March 2011 the 2003 Code was replaced by the Group’s new code of ethics which applies to all Group employees (the “2011 Code”).  There were no material modifications to, or waivers from, the provisions of the 2011 Code, which are required to be disclosed. Prior to being replaced by the 2011 Code, there were no waivers from the provisions of the 2003 Code, although minor modifications were made to it in January 2011. A copy of the 2011 Ethics Code is available on the Company’s website, www.iconplc.com.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with individual institutional shareholders other than during closed periods, as well as general presentations at the time of the announcement of the annual and interim results. The Company’s Annual General Meeting affords individual shareholders the opportunity to question the Chairman, the Board and Board Committee Chairmen.  In addition, the Company’s Chairman is available to respond throughout the year to shareholders on issues that shareholders wish to raise and he also met with shareholders and attended investor conferences during 2011. The non-Executive Directors are kept regularly informed by management of the views of the stock market analysts and major shareholders in relation to the Company.

The Company’s website, www.iconplc.com, provides the full text of annual and interim reports together with all relevant press releases.

Compliance statement

The Board confirms that the Company has complied with the relevant principles of the UK Code during the year ended 31 December 2011 except for:

•	A formal policy for regular evaluation of the Board Committees, individual Directors and the Chairman was not in place during 2011 but has since been put in place during 2012,
•
Non Executive Directors received share options during 2011 (without shareholder approval)  which was deemed appropriate by the Board (as it is allowed by the NASDAQ listing rules where the Company has its primary listing), and

•
The Company did not apply annual re-election of all of the Directors or all Directors that have served on the Board for more than 9 years in 2011. In addition, the Company does not intend to apply annual re-election of all Director’s in 2012 (as outlined on page 29) and instead intends to seek the re-election of three of the Directors in accordance with the Company’s Articles of Association.

•	The Company did not carry out an independent evaluation of the Board; however it should be noted that an independent evaluation is only required once every 3 years.
•
The UK Code requires that the membership of the Compensation & Organisation Committee of the Company (as the Company is regarded as equivalent to a FTSE 350 company) is comprised of at least three independent non-executive Directors.  In addition, the Chairman of the Board may also be a member.  During 2011, there were three members of the Compensation and Organisation Committee (Dr. Anthony Murphy (Chairman of the Committee and who retired from the Board in December 2011), Dr. Bruce Given (Board Chairman) and Thomas Lynch (independent non-executive Director).  Accordingly, there were only two independent non-executive Directors on the Committee which did not meet the UK Code requirement of at least 3 independent non-executive Directors.  However, the Board is satisfied that both the membership during 2011, and the current membership of the Committee, is appropriate but will continue to monitor the composition of this Committee.

Corporate Governance Report (continued)

Compliance statement (continued)

The Board considers Thomas Lynch to be independent despite having served as a non Executive Director for more than 9 years.  In making this decision, the Board took into account that the UK Code provides that a Director having more than 9 years service is relevant in deciding whether a Director is independent.  However, despite having more than 9 years service, the Board is satisfied that Thomas Lynch is independent for the purposes of the UK Code as he is independent in character and judgement and there are no relationships or circumstances which are likely to affect, or could appear to affect, his judgement as an independent non-Executive Director and he has other significant commercial and professional commitments. In making this decision the Board took into account the Financial Reporting Council’s 2009 comments that independence is not the primary consideration when assessing the composition of the Board, and that the over-riding consideration is that the Board is fit for purpose. Mr. Lynch’s deep industry and commercial knowledge and experience are very valuable to the Board and help to ensure that the Board is fit for purpose.

The Company feels that all non-compliance with the UK Code is adequately explained in the Annual Report and that such non-compliance does not have a material impact on Shareholder’s interests.

On behalf of the board

Dr. Bruce Given	Ciaran Murray
Director	Director

Statement of Director’s Responsibilities

Directors’ Responsibilities Statement in respect of the Annual Report and the Financial Statements

The Directors are responsible for preparing the Annual Report and the Consolidated and Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year.  Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2009.

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group and Company. The Companies Acts 1963 to 2009 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•	state that the financial statements comply with the IFRSs as adopted by the EU, and in the case of the Company, as applied in accordance with the Companies Acts 1963 to 2009; and
•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the Directors are also responsible for preparing a Directors’ Report and reports relating to Directors’ remuneration and corporate governance that comply with the law and those Rules.  In particular, in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (the Transparency Regulations), the Directors are required to include in their report a fair review of the business and a description of the principal risks and uncertainties (outlined in Appendix A) facing the Group and the Company and a responsibility statement relating to these and other matters, included below.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2009 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange regulations, the Directors are also responsible for preparing a Directors’ Report and reports relating to Directors’ remuneration and corporate governance that comply with that law and those Rules.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website.  Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of Directors’ Responsibilities (continued)

Responsibility Statement, in accordance with the Transparency Regulations

Each of the Directors, whose names and functions are listed on page 2 confirm that, to the best of each person’s knowledge and belief:

•
the Group financial statements, prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities and financial position of the Group at 31 December 2011 and its profit for the year then ended;

•
the Company financial statements, prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2009, give a true and fair view of the assets, liabilities and financial position of the Company at 31 December 2011; and

•
the Directors’ report contained in the Annual Report includes a fair view of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that they face.

On behalf of the board

Dr. Bruce Given	Ciaran Murray
Director	Director

Independent Auditor’s Report to the Members of ICON plc

We have audited the Group and Company financial statements (the ‘‘financial statements’’) of ICON plc for the year ended 31 December 2011 which comprise of the Consolidated Income Statement, the Consolidated and Company Statements of Financial Position, the Consolidated and Company Statements of Cash Flow, the Consolidated Statements of Comprehensive Income, the Consolidated and Company Statements of Changes in Equity and the related notes (notes 1 to 32).  These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company’s members, as a body, in accordance with section 193 of the Companies Act 1990.  Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU and, in the case of the Company as applied in accordance with Company Acts 1963 to 2009, are set out in the Statement of Directors’ Responsibilities on pages 37 and 38.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU, and have been properly prepared in accordance with the Companies Acts 1963 to 2009 and, in the case of the Consolidated financial statements, Article 4 of the IAS Regulation.  We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether at the reporting date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the Company Statement of Financial Position is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors’ remuneration and Directors’ transactions is not disclosed and, where practicable, include such information in our report.

We are required by law to report to you our opinion as to whether the description of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated group financial statements, set out in the annual Corporate Governance Statement is consistent with the consolidated financial statements. In addition, we review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the UK Corporate Governance Code and we report if it does not.  We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements.  The other information comprises only the Directors’ Report and the Report on Directors’ Remuneration.  We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.  Our responsibilities do not extend to any other information.

Independent Auditor’s Report to the Members of ICON plc (continued)

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board.  An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements.  It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s and Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error.  In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•
the Consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2011and of its profit for the year then ended;

•
the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Acts 1963 to 2009, of the state of the Company’s affairs as at 31 December 2011;

•	the Consolidated financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2009 and Article 4 of the IAS Regulation; and

•	the Company financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2009.

Other matters

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company Statement of Financial Position is in agreement with the books of account.

In our opinion the information given in the Directors’ report and the description in the annual corporate governance statement of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated groups financial statements is consistent with the financial statements.

The net assets of the Company, as stated in the Company Statement of Financial Position, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2011 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

________________

Sean O’Keefe (Senior Statutory Auditor)
For and on behalf of KPMG, Statutory Auditor
Chartered Accountants
Registered Auditor
1Stokes place
St Stephens Green
Dublin, Ireland
30 April 2012

Statement of Accounting Policies

Statement of compliance

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) that are adopted by the European Union (EU) that are effective at 31 December 2011.  The Directors have elected to prepare the Company financial statements in accordance with IFRS as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2009. In accordance with Companies Acts 1963 to 2009, a company that publishes its Group and Company financial statements together, can take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members a Company income statement and related notes that form part of the approved Company financial statements.

 The Group financial statements have been prepared in accordance with the amendment to IAS 1 Presentation of Financial Statements–A Revised Presentation.  This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements.

Basis of preparation

These Group and Company financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ ‘000), except where otherwise indicated, this being the reporting currency of the Group. They are prepared on the historical cost basis, except for the measurement at fair value on date of grant of share options and the UK defined benefit pension plan.  Accounting policies are applied consistently with the prior year.

Key accounting policies which involve significant estimates and judgments

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Estimates and judgments are based on historical experience and on other factors that are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following are the critical areas requiring estimates and judgments by management.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates. Revenues are earned by providing a number of different services to clients. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. Revenue for services, as rendered, are recognised only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

Customers are invoiced upon achievement of specified contractual milestones. This mechanism, which allows the Group to receive payment from customers throughout the duration of the contract, is not reflective of revenue earned. Revenues are recognised over the period from the awarding of the customer’s contract to study completion and acceptance. This requires an estimate of the total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. The Group regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While the group may routinely adjust time estimates, estimates and assumptions historically have been accurate in all material respects in the aggregate.

Statement of Accounting Policies (continued)

Key accounting policies which involve significant estimates and judgments (continued)

If the Group does not reasonably estimate the resources required or the scope of the work to be performed, or does not manage its projects properly within the planned cost or satisfy obligations under the contracts, then future results may be significantly and negatively affected.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if facts or circumstances warrant such a review.  Goodwill is evaluated for impairment by comparing the recoverable amount of the cash-generating unit to the carrying amount of the cash-generating unit to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment is determined.

The recoverable amount of the cash-generating unit is determined using a value-in-use computation based upon discounted net present value cash flow projections for the business.  The cash flow projections are for a period of five years forward together with a terminal value calculated in accordance with the Gordon’s terminal value model. Management’s estimates of future cash flows are based upon anticipated growth rates within the CRO industry, expected growth in the Group’s market share and past experience.  The key assumptions applied in determining expected future cash flows include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations.  The Group’s cash flow model is adjusted each year for actual and expected changes in performance.

Use of different estimates or judgments, particularly with respect to expected profitability could result in a material impairment charge.  The Group believes reasonable estimates and judgments have been used in assessing the recoverable amounts of its cash-generating units.

Taxation

Given the global nature of the business and the multiple taxing jurisdictions in which the Group operates, the determination of the Group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain.  Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals.  Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.  In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realisable.

In addition, the Group may also be subject to audits in the multiple taxing jurisdictions in which it operates.  These audits can involve complex issues which may require an extended period of time for resolution.  Management believe that adequate provisions for income taxes have been made in the financial statements.

Statement of Accounting Policies (continued)

Key accounting policies which involve significant estimates and judgments (continued)

Contingent Consideration relating to Business Combinations

The Group has concluded a number of business combinations in recent years.  The fair value of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control. The fair value of a business combination may include a portion which is contingent upon the achievement of certain future events, such as the achievement of a particular revenue or earnings target.  Where a business combination agreement provides for such additional consideration, the amount of the estimated adjustment is recognised on the acquisition date at fair value.  Any changes to the estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the Consolidated incomes statement or Consolidated statement of comprehensive income depending on whether the asset or liability is considered a financial instrument.

Significant management judgments and estimates are required in estimating the acquisition date fair value of the additional consideration.  Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable, which could have a serious impact on our results of operations.

Adoption of new IFRS’s and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS and IFRIC interpretations in respect of the 2011 financial year-end:

•	IAS 24 Related Party Disclosures (amendment) effective 1 January 2011

•	IAS 32 Financial Instruments: Presentation – Classification of Rights Issues (amendment) effective 1 February 2010

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment) effective 1 January

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments effective 1 July 2010

•	Improvements to IFRSs (May 2010) – amendments applying in respect of the 2011 financial year-end

The application of the standards and interpretations noted above did not result in material changes in the Group’s Consolidated Financial Statements.

IFRS and IFRIC Interpretations effective in respect of the 2012 and future financial year-ends.

The Group has not applied the following standards and interpretations that have been issued but are not yet effective:

•	IAS 12 Income Taxes (amendment) effective 1 January 2012

•	IAS 19 Employee benefits (amendment) effective 1 January 2013

•	IFRS 10 Consolidated Financial Statements effective 1 January 2013

•	IFRS 11 Joint Arrangements effective 1 January 2013

•	IFRS 12 Disclosure of Interests in Other Entities effective 1 January 2013

Statement of Accounting Policies (continued)

•	IFRS 13 Fair Value Measurement effective 1 January 2013

•	IFRIC Interpretation 20 Stripping Costs in the Production Phase effective 1 January 2013

The application of the standards and interpretations noted above is not expected to result in material changes in the Group’s Consolidated Financial Statements.

Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

Basis of consolidation

The Group financial statements consolidate the financial statements of ICON plc and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities. Financial statements of subsidiaries are prepared for the same reporting year as the Company and where necessary, adjustments are made to the results of subsidiaries to bring their accounting policies into line with those used by the Group.   The Group will continue to prepare the individual statutory financial statements of subsidiary companies under GAAP applicable in their country of incorporation but adjustments have been made to the results and financial position of such companies to bring their accounting policies into line with those of the Group.

All inter-company balances and transactions, including unrealised profits arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that there is evidence of impairment.

Foreign currency translation

The presentation currency of the Group and Company is US dollars ($).  The functional currency of the Company is Euros.  The Company financial statements have been presented in US dollars due to the Company’s international operations and profile.  Results and cash flows of non-dollar denominated undertakings are translated into dollars at the actual exchange rates at the transaction dates or average exchange rates for the year where this is a reasonable approximation. The related Statements of financial position are translated at the rates of exchange ruling at the reporting date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction, and subsequently retranslated at the applicable closing rates.  Adjustments arising on translation of the results of non-dollar undertakings at average rates, and on the restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity.

Transactions in currencies different to the functional currencies of operations are recorded at the rate of exchange ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the reporting date.  All translation differences, with the exception of translation differences on long term intercompany balances where repayment is not forseen, are taken to the income statement. Transaction differences on long term intercompany balances where repayment is not foreseen are treated as other comprehensive income in the Statement of Comprehensive income.

Statement of Accounting Policies (continued)

Foreign currency translation (continued)

The principal exchange rates used for the translation of results, cash flows and Statements of financial position into US dollars were as follows:

	Average		Year end
	Year to 31 December 2011	Year to 31 December 2010	31 December 2011	31 December 2010
Euro 1:$	1.3991	1.3204	1.2961	1.3377

Pound Sterling 1:$	1.6050	1.5420	1.5413	1.5599

On disposal of a foreign operation, accumulated currency translation differences, together with any exchange differences on foreign currency borrowings that provide a hedge of the net investment are recognised in the income statement as part of the overall gain or loss on disposal; the cumulative currency translation differences arising prior to the transition date have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to 1 June 2004.

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment losses.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful life on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:

Years
Buildings	40
Computer equipment	4
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Assets acquired under finance leases are depreciated over the shorter of their useful economic life and the lease term.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of the Group’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where such an indication exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Statement of Accounting Policies (continued)

Property, plant and equipment (continued)

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Leased assets – as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits of ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or if lower the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.  Lease payments are apportioned between the finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are charged to the income statement as part of finance costs.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Lease incentives are recognised over the term of the lease as an integral part of the total lease expense.

Investments in subsidiaries - company

Investments in subsidiary undertakings are stated at cost less provision for impairment in the Company’s statement of financial position. Loans to subsidiary undertakings are initially recorded at fair value in the Company statement of financial position and subsequently at amortised cost using an effective interest rate methodology.

Business combinations

The fair value of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control plus the fair value of any investment previously held in the entity. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognised on the acquisition date at the acquisition date fair value of this contingent consideration. Any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the Consolidated Income Statement.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are re-determined at the date of each transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting.

Statement of Accounting Policies (continued)

Goodwill

The group measures goodwill at the acquisition date as the fair value of the consideration transferred plus the recognised amount of any non-controlling interests in the acquiree, plus if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. Goodwill on the acquisition of subsidiaries is included in ‘intangible assets – goodwill and other’.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill relating to acquisitions post 1 June 2001 and the deemed cost of goodwill carried in the statement of financial position at 1 June 2001 is not amortised. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment of non financial assets

The carrying amounts of the Group’s assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated.  An estimate of the recoverable amount of goodwill is carried out at each reporting date.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount.  Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units and then, to reduce the carrying amount of other assets in the unit on a pro rata basis.

The recoverable value of assets, other than receivables carried at amortised cost and short term receivables, is the greater of their net selling price and value in use. Value in use is assessed by discounting estimated future cash flows of the asset to their present value or discounting the estimated future cash flows of the cash generating unit where the asset does not generate independent cash flows. Estimated cash flows are discounted using a pre tax discount rate reflecting current market estimates of the time value of money and the risks specific to the asset.

The recoverable amount of receivables carried at amortised cost is calculated by discounting the present value of estimated future cash flows of the asset to their present value, discounted at the original effective interest rate.  Receivables with a short duration of less than six months are not discounted.

Impairment losses in respect of receivables carried at amortised cost are reversed if subsequent increases in the recoverable amount of the asset can be related objectively to an event occurring after the impairment loss was recognised.

Impairment losses in respect of other assets, other than goodwill, are reversed if there has been a change in the estimates used to determine recoverable amount.  Impairment losses are reversed only to the extent that the carrying amount of the asset does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.  Impairment losses in respect of goodwill are not reversed.

Statement of Accounting Policies (continued)

Intangible assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	4-8
Customer relationships	3-11
Volunteer list	6
Order backlog	3
Technology Asset	7.5
Tradename	4.5

Inventories

Inventories, which comprise laboratory inventories, are stated at the lower of cost and net realisable value. Cost is based on the first-in, first-out principle and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Trade and other receivables

Trade and other receivables are initially measured at fair value and are thereafter measured at amortised cost using the effective interest rate method less any provision for impairment.  A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.  Impairment losses, and any subsequent recovery of such losses, are recognised in the income statement within ‘other operating expenses’.

Current asset investments – available for sale

Financial instruments held are classified as current assets and are stated at fair value, with any resultant gain or loss recognised as other comprehensive income in the statement of comprehensive income. The fair value of financial instruments classified as available-for-sale is their market price at the reporting date.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Statement of Accounting Policies (continued)

Government grants

Government grants received that compensate the Group for the cost of an asset are recognised in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Such grants are recognised in the income statement over the useful economic life of the asset which is consistent with the depreciation policy of the relevant asset.

Grants that compensate the Group for expenses incurred are recognised in the income statement in the same periods in which the expenditure to which they relate to is charged.

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Group has not recognised any such loss contingency having assessed as remote the likelihood of these events arising.

Interest bearing loans and borrowings

Interest bearing borrowings are recognised initially at fair value. Subsequent to initial recognition, current and non-current interest bearing loans and borrowings are measured at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Provisions

A provision is recognised in the statement of financial position when the Group has a present or legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly.  Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions may also include an element of contingent acquisition consideration.

Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are repurchased by the Company they are cancelled and the nominal value of the shares is transferred to a capital redemption reserve fund within equity.

Statement of Accounting Policies (continued)

Employee benefits

(a) Pension and other post-employment benefits
Certain companies within the Group operate defined contribution pension plans.  A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.  Contributions to defined contribution pension plans are expensed as incurred.

The Company operates a defined benefit pension plan for certain of its United Kingdom employees through a subsidiary.  A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit contribution pension plans are recognised as an expense in the income statement as service is received from the relevant employees.

The Group’s net obligation in respect of the defined benefit pension plan is calculated separately by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of plan assets deducted.  The discount rate used is the yield at the reporting date on iboxx UK Corporate AA credit rated bonds that have maturity dates approximating to the terms of the Group’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Returns on the scheme assets are recorded in the finance income line in the Group Income Statement while interest on the scheme liabilities are recorded in the financing expense line. When benefits of a plan are improved, the portion of the  increased benefit relating to the past service by employees is recognised as an expense in the Income Statement on a straight line basis over the average period until the benefits become vested.  To the extent that the benefits vest immediately, the expense is recognised immediately in the Income Statement.

All actuarial gains and losses as at 1 June 2004, the date of transition to IFRSs, were recognised and adjusted against retained earnings.  Actuarial gains and losses arising after this date are recognised as other comprehensive income immediately in the Statement of Comprehensive Income.

(b) Share-based payments
Share-based payments comprise options to acquire ordinary shares in the Company and restricted share units (RSU’S) in the form of ordinary share entitlements after a certain period of time. These are awarded to the Directors and other employees of the Group based on service and non-market performance conditions such as term of employment and individual performance. The fair value of options and RSU’s granted is recognised as an employee expense with a corresponding increase in equity.  The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options or RSU.  The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSU’s is equal to the market price at date of grant. The total amount to be expensed is determined by reference to the fair value of the options or RSU’s granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). Non-market vesting conditions are included in assumptions about the number of options or RSU’s that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options or RSU’s that vest.

Statement of Accounting Policies (continued)

Revenue recognition

The Group primarily earns revenues by providing clinical research services to its customers. Clinical research services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services.  Contracts range in duration from a number of months to several years. Revenue is recognised according to the type of service provided as follows:

Clinical trials management revenue is recognised on a proportional performance method. Depending on the contractual terms, revenue is either recognised on the percentage of completion method, based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. Biometrics revenue is recognised on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units.  Imaging revenue is recognised on a fee-for- service basis. Consulting revenue is recognised on a fee-for-service basis as the related service is performed.Contract staffing revenue is recognised on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.

Informatics revenue is recognised on a fee-for-service basis. Informatics contracts are treated as multiple element arrangements, with contractual elements comprising licence fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Licence and support fee revenues are recognised rateably over the period of the related agreement. Revenue from software services is recognised using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

Laboratory service revenue is recognised on a fee-for-service basis The Group accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, volume of services or conditions of the contract. Renegotiated amounts are recognised as revenue by revision to the total contract value arising as a result of an authorised customer change order. Provisions for losses to be incurred on contracts are recognised in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the statement of financial position as unbilled revenue.  Normally, amounts become billable upon the achievement of certain milestones, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled.  Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

In the event of contract termination, if the value of work performed and recognised as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses provide that the Group is paid for all work performed to the termination date.

Statement of Accounting Policies (continued)

Reimbursable expenses

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract and are deducted from gross revenue in arriving at net revenue. Investigator payments are accrued based on patient enrolment over the life of the contract.  Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense.

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs

Other operating Expenses

Other Operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also includes depreciation expense and the amortisation of intangible assets.

Exceptional items

The Company has used the term “exceptional” to describe certain items which, in management’s view, warrant separate disclosure by virtue of their size or incidence, or due to the fact that certain gains or losses are determined to be non-recurring in nature.  Exceptional items may include restructuring, significant impairments, and material changes in estimates.

Research and development credits

Research and development credits that are provided under the income tax law of the jurisdictions in which the Group operates generally are recognised as a reduction of income tax expense.  However, certain tax jurisdictions provide refundable credits that are not dependent on the Group’s ongoing tax status or tax position.  In these circumstances the credits are recognised in the income statement in the same periods in which the expenditure to which they related to is charged as a deduction against the related expense.

Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on finance leases, foreign exchange gains and losses on bank loans, interest costs on defined benefit obligations, non-cash finances charge in respect of contingent consideration and gains and losses on hedging instruments that are recognised in the income statement.

Financing expense also includes fees paid on the establishment of loan facilities which are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. These fees are deferred and recognised in the Statement of Financial Position and are then amortised to the Consolidated Income Statement over the term the facility is available to the Group.

Financing income

Interest income is recognised in the income statement as it accrues, using the effective interest rate method and includes interest receivable on funds invested and actuarial gains on pension plan assets.

Statement of Accounting Policies (continued)

Income tax

Income tax expense in the income statement represents the sum of income tax currently payable and deferred income tax.

Tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Group’s liability for income tax is calculated using rates that have been enacted or substantially enacted at the reporting date. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Earnings per ordinary share

Basic earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial period.

Diluted earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision maker. An operating segment’s operating results are reviewed regularly by the CEO and CFO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO and CFO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment and intangible assets other than goodwill.

Consolidated Income Statement
for the year ended 31 December 2011

		Year ended	Year ended	Year ended	Year ended
		31 December	31 December	31 December	31 December
	Note	2011	2011	2011	2010
		$’000	$’000	$’000	$’000
		Excluding		Including
		Exceptional items	Exceptional items	Exceptional items

Gross revenue		1,296,509	-	1,296,509	1,263,147
Reimbursable expenses		(350,780)	-	(350,780)	(363,103)
Net revenue	1	945,729	-	945,729	900,044

Direct costs	7	(612,038)	(5,838)	(617,876)	(541,407)
Other operating expenses	7	(294,850)	(3,979)	(298,829)	(266,751)
Operating profit		38,841	(9,817)	29,024	91,886

Financing income	3	2,335	-	2,335	2,741
Financing expense	4	(2,573)	-	(2,573)	(1,878)

Profit before taxation	2	38,603	(9,817)	28,786	92,749
Income tax expense	5,7	(10,787)	1,231	(9,556)	(6,577)

Profit for the financial year		27,816	(8,586)	19,230	86,172

Attributable to:

Equity holders of the Company	24	27,816	(8,586)	19,230	86,172

Earnings per ordinary share

Basic	6	0.46	(0.14)	0.32	1.44

Diluted	6	0.45	(0.14)	0.31	1.41

On behalf of the Board

Dr. Bruce Given	Ciaran Murray
Director	Director

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2011

		Year ended	Year ended
		31 December	31 December
	Note	2011	2010
		$’000	$’000

Other Comprehensive Income

Currency translation differences	24	(11,348)	(9,701)

Currency impact on long-term intercompany funding	24	(802)	(1,080)

Tax on currency impact on long-term funding	24	294	(198)

Unrealised capital loss on investments	24	(622)	-

Deferred tax movement on unexercised options	5	-	(2,865)

Tax benefit excess on exercised options	24	681	2,345

Actuarial loss recognised on defined benefit pension scheme	9	(4,365)	(1,209)

Net loss recognised directly within other comprehensive income		(16,162)	(12,708)

Profit for the financial year		19,230	86,172

Total comprehensive income for the financial year		3,068	73,464

Attributable to:
Equity holders of the Company		3,068	73,464

Total comprehensive income for the financial year		3,068	73,464

On behalf of the Board

Dr. Bruce Given	Ciaran Murray
Director	Director

Consolidated Statement of Financial Position
as at 31 December 2011

		31 December	31 December
	Note	2011	2010
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	11	129,389	140,100
Intangible assets – goodwill and other	12	334,736	228,914
Other non-current assets	16	10,601	10,598
Deferred tax assets	5	4,610	1,862
Total non-current assets		479,336	381,474

Current assets
Inventories	14	2,787	3,792
Accounts receivable	15	201,338	164,907
Unbilled revenue		126,850	101,431
Other current assets	16	26,409	23,005
Current taxes receivable		18,455	19,446
Current asset investments	17	54,940	-
Cash and cash equivalents	18	119,237	255,706
Total current assets		550,016	568,287

Total assets		1,029,352	949,761

EQUITY
Share capital	23	5,055	5,063
Share premium		160,090	155,537
Share based payment reserve	24	39,429	31,478
Capital redemption reserve	24	44	-
Other reserves	24	7,422	7,422
Foreign currency translation reserve	24	(11,507)	349
Current asset investment - fair value reserve	24	(622)	-
Retained earnings	24	491,937	483,896
Total equity attributable to equity holders		691,848	683,745

LIABILITIES
Non-current liabilities
Non-current other liabilities	19	9,486	6,129
Non-current provisions	20	11,903	-
Deferred tax liabilities	5	5,155	1,295
Total non-current liabilities		26,544	7,424

Current liabilities
Accounts payable		5,340	12,314
Payments on account		150,792	134,240
Accrued and other liabilities	19	104,478	96,172
Provisions	20	41,489	3,027
Current tax payable		8,861	12,839
Total current liabilities		310,960	258,592

Total liabilities		337,504	266,016

Total equity and liabilities		1,029,352	949,761

On behalf of the Board

Dr. Bruce Given	Ciaran Murray
Director	Director

Consolidated Statement of Changes in Equity
for the year ended 31 December 2011

	Number	Share	Share	Capital	Share Based	Other	Currency	Current Asset Investment	Retained
	of shares	Capital	Premium	Redemption Reserve	Payment Reserve	Reserves	Reserve	Fair value Reserve	Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2011	60,247,092	5,063	155,537	-	31,478	7,422	349	-	483,896	683,745
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	-	-	19,230	19,230
Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	-	(11,348)	-	-	(11,348)
Currency impact on long-term funding	-	-	-	-	-	-	(802)	-	-	(802)
Tax on currency impact of long term funding	-	-	-	-	-	-	294	-	-	294
Unrealised capital loss on investments	-	-	-	-	-	-	-	(622)	-	(622)
Tax benefit excess on exercise of options	-	-	-	-	681	-	-	-	-	681
Employee benefits	-	-	-	-	-	-	-	-	(4,365)	(4,365)
Total other comprehensive income	-	-	-	-	681	-	(11,856)	(622)	(4,365)	(16,162)
Total comprehensive income for the year	-	-	-	-	681	-	(11,856)	(622)	14,865	3,068
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	9,564	-	-	-	-	9,564
Exercise of share options	430,340	36	4,629	-	-	-	-	-	-	4,665
Issue of shares arising from issue of restricted share units	3,768	-	-	-	-	-	-	-	-	-
Share issue costs	-	-	(76)	-	-	-	-	-	-	(76)
Repurchase of ordinary shares	(545,597)	(44)	-	44	-	-	-	-	(9,005)	(9,005)
Share repurchase costs	-	-	-	-	-	-	-	-	(113)	(113)
Transfer of exercised and expired share–based awards	-	-	-	-	(2,294)	-	-	-	2,294	-
Total contributions by and distributions to owners	(111,489)	(8)	4,553	44	7,270	-	-	-	(6,824)	5,035
Total transactions with owners	(111,489)	(8)	4,553	44	7,270	-	-	-	(6,824)	5,035
Balance at 31 December 2011	60,135,603	5,055	160,090	44	39,429	7,422	(11,507)	(622)	491,937	691,848

Consolidated Statement of Changes in Equity
for the year ended 31 December 2010

				Share Based
	Number of shares	Share Capital	Share Premium	Payment Reserve	Other Reserve	Currency Reserve	Retained Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2010	59,007,565	4,965	142,518	31,017	7,422	11,328	392,531	589,781
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	86,172	86,172
Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	(9,701)	-	(9,701)
Currency impact on long-term funding	-	-	-	-	-	(1,080)	-	(1,080)
Tax on currency impact on long term funding	-	-	-	-	-	(198)	-	(198)
Deferred tax movement on unexercised options	-	-	-	(2,865)	-	-	-	(2,865)
Tax benefit excess on exercise of options	-	-	-	2,345	-	-	-	2,345
Employee benefits	-	-	-	-	-	-	(1,209)	(1,209)
Total other comprehensive income	-	-	-	(520)	-	(10,979)	(1,209)	(12,708)
Total comprehensive income for the year	-	-	-	(520)	-	(10,979)	84,963	73,464
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	7,383	-	-	-	7,383
Exercise of share options	1,237,015	98	13,070	-	-	-	-	13,168
Issue of shares arising from issue of restricted share units	2,512	-	-	-	-	-	-	-
Share issue costs	-	-	(51)	-	-	-	-	(51)
Transfer of exercised and expired share–based awards	-	-	-	(6,402)	-	-	6,402	-
Total contributions by and distributions to owners	1,239,527	98	13,019	981	-	-	6,402	20,500
Total transactions with owners	1,239,527	98	13,019	981	-	-	6,402	20,500
Balance at 31 December 2010	60,247,092	5,063	155,537	31,478	7,422	349	483,896	683,745
Further details of the reserves above are detailed in note 24

Consolidated Statement of Cash Flows
for the year ended 31 December 2011

	Note	Year ended	Year ended
		31 December	31 December
		2011	2010
		$’000	$’000
Profit for the financial year		19,230	86,172
Adjustments to reconcile net income to net cash generated from operating activities
Loss on disposal of property, plant and equipment		135	136
Depreciation	11	23,169	25,869
Amortisation of intangible assets	12	15,513	8,004
Amortisation of grants		(115)	(220)
Share based payment	10	9,564	7,383
Financing income	3	(2,335)	(2,741)
Financing expense	4	2,573	1,878
Defined benefit pension service costs	9	212	184
Income tax expense	5	9,556	6,577
Operating cash inflow before changes in working capital		77,502	133,242

(Increase)/decrease in accounts receivable		(32,083)	18,267
Increase in unbilled revenue		(27,164)	(4,887)
Increase in other current assets		(4,017)	(81)
Increase in other non current assets		(233)	(1,273)
Decrease/(increase) in inventory		1,005	(233)
(Decrease)/increase in accounts payable		(8,652)	647
Increase/(decrease) in payments on account		9,494	(29,191)
Increase/(decrease) in accrued and other liabilities and provisions		27,379	(15,904)
(Decrease)/increase in non current other liabilities and provisions		(613)	999
Cash provided by operations		42,618	101,586
Income taxes paid		(22,723)	(14,634)
Employer contribution defined benefit pension scheme	9	(273)	(293)
Interest received		958	1,602
Interest paid		(388)	(833)
Net cash inflow from operating activities		20,192	87,428
Investing activities
Purchase of property, plant and equipment		(14,440)	(18,990)
Purchase of intangible assets		(20,844)	(11,962)
Purchase of subsidiary undertakings		(69,836)	(3,693)
Cash acquired with subsidiary undertakings		8,300	-
Sale of current asset investments		438	79,487
Purchase of current asset investments		(56,000)	(30,260)
Net cash (used in)/provided by investing activities		(152,382)	14,582
Financing activities
Tax benefit from the exercise of share options		681	2,345
Proceeds from exercise of share options		4,665	13,168
Share issuance costs		(76)	(51)
Repurchase of ordinary shares		(9,005)	-
Share repurchase costs		(113)	-
Repayment of lease liabilities		-	(166)
Net cash (used in)/provided by financing activities		(3,848)	15,296
Net (decrease)/increase in cash and cash equivalents		(136,038)	117,306
Effect of exchange rate changes		(431)	(6,401)
Cash and cash equivalents at start of year		255,706	144,801
Cash and cash equivalents at end of year		119,237	255,706

Notes to Consolidated Financial Statements
for the year ended 31 December 2011

1. Segmental information

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Group has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Group has the ability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, and informatics. The Group also provides laboratory services through its central laboratory business, which includes the Group’s central laboratories located in Dublin, New York, India, Singapore and China.

The Group determines and presents operating segments in accordance with IFRS8 Operating Segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision makers. The Group has determined that it has two reportable segments, its Clinical research segment and Central laboratory segment. The Group’s primary listing for its shares is the NASDAQ market in the United States.  Consequently, information reviewed by the chief operating decision makers and presented below is prepared in accordance with US generally accepted accounting principles (“US GAAP”). Reconciliations of the Group’s profit for the financial year and shareholders equity from US GAAP to IFRS are set out on pages 140 to 143 of this report.

The Group’s areas of operation outside of Ireland include, the United States, the United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Denmark, Belgium, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

Business segment information

	(US GAAP)	(US GAAP)	(US GAAP)	(US GAAP)
	Year ended	Year ended	Year ended	Year ended
	31 December	31 December	31 December	31 December
	2011	2011	2011	2010
	US$’000	US$’000	US$’000	US$’000
	Excluding		Including
	Exceptional items	Exceptional items	Exceptional items
Revenue
Central laboratory	71,549	-	71,549	63,813
Clinical research	874,180	-	874,180	836,231

Total	945,729	-	945,729	900,044

Income from Operations
Central laboratory	(661)	(1,545)	(2,206)	(12,759)
Clinical research	39,921	(8,272)	31,649	104,854

Total	39,260	(9,817)	29,443	92,095

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

1. Segmental information (continued)

Business segment information (continued):

	(US GAAP)	(US GAAP)
	Year ended	Year ended
	31 December	31 December
	2011	2010
	US$’000	US$’000
Depreciation and Amortisation
Central laboratory	3,721	4,888
Clinical research	34,961	28,985

	38,682	33,873

Share based payment

Central laboratory	539	487
Clinical research	8,816	6,921

Total	9,355	7,408

Interest Income
Central laboratory	18	20
Clinical research	1,176	1,741

Total	1,194	1,761

Interest Expense
Central laboratory	22	-
Clinical research	1,620	1,132

Total	1,642	1,132

Provision for income taxes
Central laboratory	(175)	(2,858)
Clinical research	6,290	8,511

Total	6,115	5,653

Total assets
Central laboratory	55,184	60,004
Clinical research	980,283	889,534

Total	1,035,467	949,538

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

1. Segmental information (continued)

	(US GAAP)	(US GAAP)
	Year ended	Year ended
	31 December	31 December
	2011	2010
	US$’000	US$’000
Total liabilities
Central laboratory	13,330	14,677
Clinical research	340,593	264,865

Total	353,923	279,539

Capital expenditure
Central laboratory	1,449	3,991
Clinical research	34,556	27,602

Total	36,005	31,593

Geographical segment information

	(EU IFRS)	(EU IFRS)
	Year ended	Year ended
	31 December	31 December
	2011	2010
	US$’000	US$’000
External revenue
Ireland	88,869	128,790
Rest of Europe	348,492	292,567
United States	393,957	381,196
Rest of World	114,411	97,491

Total	945,729	900,044

Non-current assets
Ireland	174,443	109,919
Europe	130,545	91,226
United States	160,910	165,464
Rest of World	13,438	14,865

Total	479,336	381,474

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

1. Segmental information (continued)

Major customers

The following table sets forth the clients which represented 10% or more of the Group's net revenue in each of the periods set out below.

	Year ended	Year ended
	31 December	31 December
	2011	2010

Client A	13%	*

2. Profit before taxation

Profit before taxation is stated after charging the following:

	Year ended 31 December 2011			Year ended 31 December 2010
	Group auditor	Affiliated firms	Total	Group auditor	Affiliated firms	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Auditors’ remuneration:
Audit fees (1) (2)	1,113	385	1,498	1,075	370	1,445
Other assurance fees (3)	22	109	131	11	108	119
Tax advisory fees (4)	457	205	662	893	165	1,058
Other non-audit fees (5)	160	-	160	80	-	80

Total fees	1,752	699	2,451	2,059	643	2,702

(1)  Audit fees include annual audit fees for ICON plc and companies based in Ireland and the US.
(2)  Audit fees for the Company for the year is set at $30,000 (2010: $30,000)
(3)  Other assurance fees principally consist of fees for the audit of remaining subsidiaries and fees for the audit of the financial statements of employee benefit plans.
(4)  Tax advisory fees are for tax compliance and tax advisory services.
(5) Other non-audit fee principally consist of fees for financial due diligence.

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000
Directors’ emoluments
Fees	760	704
Other emoluments and benefits in kind	1,357	956
Pension contributions	103	70
Share based payment	1,219	945

Total Directors’ emoluments	3,439	2,675

For additional information regarding Directors’ shareholdings, share options and compensation, please refer to the Compensation and Organisation Committee Report and note 8 – Payroll and related benefits.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

2. Profit before taxation (continued)

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000
Depreciation and amortisation
Depreciation of property, plant and equipment	23,169	25,869
Amortisation of intangible assets	15,513	8,004

Total depreciation and amortisation	38,682	33,873

Operating lease rentals
Premises	41,784	37,421
Motor vehicles	8,427	6,553
Plant and equipment	2,028	2,046

Total operating lease rentals	52,239	46,020

3. Financing income

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000

Interest receivable	1,194	1,761
Defined benefit pension – expected return on plan assets	1,141	980

	2,335	2,741

All of the above relates to items not at fair value through profit and loss.

4. Financing expense

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000

Interest on bank overdraft and credit facilities	877	1,107
Finance cost on acquisition contingent consideration	763	-
Finance lease interest	2	25
Defined benefit pension-interest cost	931	746

	2,573	1,878
All of the above relates to items not at fair value through profit and loss

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

5. Income tax expense

The components of the current and deferred tax expense for the years ended 31 December 2011 and 2010 were as follows:

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000
Current tax expense
Current year	11,997	3,754
Under/(over) provided in prior years	239	(435)
	12,236	3,319
Deferred tax charge/(credit)
Origination and reversal of temporary differences	(2,359)	3,107
(Over)/under provided in prior years	(321)	151
	(2,680)	3,258

Total income tax expense in the Consolidated income statement	9,556	6,577

Current tax recognised in equity
Share based payment	(681)	(2,345)
Tax on currency impact on long term funding	(294)	198

Total current tax recognised in equity	(975)	(2,147)

The total tax expense of $9.6 million and $6.6 million for the years ended 31 December 2011 and 31 December 2010 respectively, reflects tax at standard rates on taxable profits in the jurisdictions in which the group operates, foreign withholding tax and the availability of tax losses.

The deferred tax credit of $2.7 million for the year ended 31 December 2011 and the deferred tax charge of $3.3 million for the year ended 31 December 2010, relates to deferred tax arising in respect of net operating losses and temporary differences in capital items, the timing of certain goodwill amortisation on US acquisitions and the timing of tax deductions available relating to the Group’s share option schemes. No deferred tax asset has been recognised on the defined benefit pension scheme.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

5. Income tax expense (continued)

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000

Profit before tax	28,786	92,749
Irish standard tax rate	12.5%	12.5%

Taxes at Irish standard tax rate	3,598	11,593
Reversal of prior year over provision in respect of
current foreign taxes	(83)	(285)
Foreign and other income taxed at higher rates	11,727	5,845
Recognition of previously unrecognised tax benefits for uncertain tax positions	(2,913)	(9,689)
Non taxable income and non tax deductible expenses	(588)	97
Losses for which no benefit has been recognised	4,362	822
Research and development tax incentives	(6,341)	(1,927)
Other	(206)	121

Tax expense on profit for the year	9,556	6,577

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

5. Income tax expense (continued)

The net deferred tax asset at 31 December 2011 and 31 December 2010 was as follows:

	31 December	31 December
	2011	2010
	$’000	$’000
Deferred taxation assets
Net operating losses carried forward	5,791	3,878
Accrued expenses and payments on account	11,652	6,588
Property, plant and equipment	1,069	433
Deferred compensation	1,197	1,349
Share based payment	1,113	3,258
Other	207	91
Total deferred taxation assets	21,029	15,597
Less: offset against deferred tax liabilities	(16,419)	(13,735)

Deferred tax asset disclosed on Statement of financial position	4,610	1,862

Deferred taxation liabilities
Property, plant and equipment	7,331	6,478
Goodwill and related assets	9,443	7,348
Other intangible assets	3,525	223
Other	90	149
Accruals to cash method adjustment	1,185	832
Total deferred taxation liabilities	21,574	15,030
Less: offset against deferred tax assets	(16,419)	(13,735)

Deferred tax liability disclosed on Statement of financial position	5,155	1,295

Net deferred taxation (liability)/asset	(545)	567

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

5. Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2011 was as follows:

	Balance					Balance
	1 January	Acquired	Recognised in	Recognised in		31 December
	2011		Income	Other Comprehensive Income		2011
	$’000	$’000	$’000	$’000		$’000
Deferred taxation assets
Net operating loss carry forwards	3,878	439	1,498	(24	)*	5,791
Accrued expenses and payments on account	6,588	-	5,084	(20	)*	11,652
Property, plant and equipment	433	206	430	-		1,069
Deferred compensation	1,349	-	(152)	-		1,197
Share based payment	3,258	-	(2,145)	-		1,113
Other	91	-	116	-		207
Total deferred taxation assets	15,597	645	4,831	(44)		21,029

Deferred taxation liabilities
Property, plant and equipment	6,478	-	813	40	*	7,331
Goodwill on acquisition	7,348	-	2,095	-		9,443
Accruals to cash method adjustment	832	-	353	-		1,185
Other intangible assets	223	4,370	(1,051)	(17	)*	3,525
Other	149	-	(59)	-		90
Total deferred taxation liabilities	15,030	4,370	2,151	23		21,574

Net deferred taxation asset/(liability)	567	(3,725)	2,680	(67)		(545)
* These adjustments relate to foreign currency translation on the deferred tax assets and liabilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

5. Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2010 was as follows:

	Balance				Balance
	1 January	Acquired	Recognised in	Recognised in	31 December
	2010		Income	Other Comprehensive Income	2010
	$’000	$’000	$’000	$’000	$’000
Deferred taxation assets:
Net operating loss carry forwards	2,133	-	1,710	35 *	3,878
Accrued expenses and payments on account	9,296	-	(2,774)	66 *	6,588
Property, plant and equipment	353	-	80	-	433
Deferred compensation	947	-	402	-	1,349
Share based payment	7,073	-	(950)	(2,865)	3,258
Other	238	-	(147)	-	91
Total deferred taxation assets	20,040	-	(1,679)	(2,764)	15,597

Deferred taxation liabilities:
Property, plant and equipment	5,873	-	605	-	6,478
Goodwill on acquisition	5,492	-	1,856	-	7,348
Accruals to cash method adjustment	12	-	808	12	832
Other intangible assets	1,312	-	(1,089)	-	223
Other	750	-	(601)	-	149
Total deferred taxation liabilities	13,439	-	1,579	12	15,030

Net deferred taxation asset	6,601	-	(3,258)	(2,776)	567
*These adjustments relate to foreign currency translation on the deferred tax assets.

Unrecognised deferred tax assets

At 31 December 2011, non-US subsidiaries had operating loss carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $83.1 million (31 December 2010: $43.3 million). At 31 December 2011 non – US subsidiaries also had additional operating loss carry forwards of $5.6 million which are due to expire between 2012 and 2014.

At 31 December 2011, ICON Laboratory Inc., a U.S. subsidiary, had U.S. Federal and State net operating loss carry forwards of approximately $4.9 million and $13.1 million, respectively (31 December 2010: approximately $10.2 million and $11.4 million) respectively. These net operating losses are available for offset against future taxable income and expire between 2012 and 2031.  Of the $4.9 million U.S. Federal and $13.1 million State net operating losses, approximately $3.9 million and $12.1 million are currently available for offset against future U.S. Federal and State taxable income respectively. The subsidiary’s ability to use the remaining U.S. Federal and State net operating loss carry forwards of $1.0 million and $1.0 million respectively is limited to $113,000 per year due to the subsidiary experiencing a change of ownership in 2000, as defined by Section 382 of the Internal Revenue Code of 1986, as amended.

Certain of the deferred tax assets relating to net operating losses have not been recognised to the extent that it is considered unlikely that a benefit will be received in the future.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

5. Income tax expense (continued)

At 31 December 2011, ICON Clinical Research Inc and its US subsidiaries had combined US state net operating loss carry forwards of approximately $1.2 million. These net operating loss carry forwards are available for offset against future, or in some cases prior taxable income in the relevant state and generally expire between 2020 and 2031.

In total, the Group has unrecognised deferred tax assets at 31 December 2011 of $16.5 million (31 December 2010 : $12.3 million). The Group has not recognised these deferred tax assets because it believes that it is more likely than not that the losses and other deferred tax assets will not be utilised given their history of operating losses.

Unrecognised deferred tax liabilities

At 31 December 2011 and 31 December 2010 respectively, there were no recognised or unrecognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries. The Group is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

6. Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the year ended 31 December 2011:

	Year ended	Year ended	Year ended	Year ended
	31 December	31 December	31 December	31 December
	2011	2011	2011	2010
	$’000	$’000	$’000	$’000
	Excluding		Including
	Exceptional items	Exceptional items	Exceptional items
Numerator computations
Basic and diluted earnings per share
Profit for the year	27,816	(8,586)	19,230	86,172

Profit attributable to equity holders	27,816	(8,586)	19,230	86,172

Denominator computations	Number of Shares
Weighted average number of ordinary shares outstanding – basic	60,379,338	60,379,338	60,379,338	59,718,934
Effect of dilutive potential ordinary shares	757,377	757,377	757,377	1,195,381
Weighted average number of ordinary shares outstanding - diluted	61,136,715	61,136,715	61,136,715	60,914,315
The Company had 3,874,981 anti-dilutive shares options in issue at 31 December 2011 (31 December 2010: 2,568,216).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

6. Earnings per share (continued)

	Year ended 31 December	Year ended 31 December	Year ended 31 December	Year ended 31 December
	2011	2011	2011	2010
	Excluding		Including
	Exceptional items	Exceptional items	Exceptional items
Earnings per Share	$	$	$	$

Basic earnings per ordinary share	0.46	(0.14)	0.32	1.44

Diluted earnings per ordinary share	0.45	(0.14)	0.31	1.41

7. Exceptional items

Exceptional items incurred during the year ended 31 December 2011 comprised the following:

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000

Restructuring charge	9,817	-
Income tax on restructuring charge	(1,231)	-

Restructuring charge net of tax	8,586	-

Restructuring Charges

During the three months ended 31 March 2011 the Group commenced a review of its operations to improve resource utilisation within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan, which resulted in the closure of the Group’s facility in Edinburgh, United Kingdom and resource rationalisations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognised in respect of this plan during the three months ended 31 March 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognised under this plan related to the Clinical research segment, while $1.5 million related to the Central laboratory business.

During the three months ended 30 September 2011, the Group implemented a further restructuring plan which resulted in the relocation of the Group’s facility in Maryland, USA; and further resource rationalisations.  A restructuring charge of $4.8 million was recognised in respect of this plan during the three months ended 30 September 2011, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognised under this plan related to the Clinical research segment.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

7. Exceptional items (continued)

Details of the movement in these restructuring plans recognised during the year ended 31 December 2011 is as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	$’000	$’000	$’000

Initial provision recognised	7,836	1,981	9,817
Cash payments	(5,438)	(251)	(5,689)
Property, plant and equipment write-off	-	(55)	(55)
Foreign exchange movement	(164)	(35)	(199)

Closing provision	2,234	1,640	3,874

It is expected that cash outflows related to these restructuring plans will occur primarily within twelve months. Given the short term nature of the provision and the relatively fixed nature of the costs involved there are no material uncertainties surrounding the timing and extent of the outflow of economic benefits associated with the above provisions.

8. Payroll and related benefits

Payroll costs

The aggregate payroll costs of employees of the Group for the year ended 31 December 2011 were as follows:

	Note	Year ended	Year ended
		31 December	31 December
		2011	2010
		$’000	$’000

Wages and salaries		549,119	494,671
Social welfare costs		79,151	63,488
Pension costs for defined contribution pension schemes		23,708	20,808
Pension costs for defined benefit pension schemes	9	2	(50)
Termination payments		8,722	-
Share based payment*	10	9,564	7,383
Total charge to income		670,266	586,300
Actuarial losses recognised on defined benefit pension scheme	9	4,365	1,209

Total payroll and related benefit costs		674,631	587,509
* IFRS 2 Share based Payments requires that the fair value of share options and restricted share units  is calculated and amortised over the vesting period of the related share option or restricted share unit.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

8. Payroll and related benefits (continued)

Average employee numbers

The average number of employees, including executive Directors, employed by the Group during the year ended 31 December 2011 was as follows:

	Year ended	Year ended
	31 December	31 December
	2011	2010

Marketing	247	218
Administration	1,128	1,102
Clinical research processing	6,311	5,836
Laboratory	406	424

Total	8,092	7,580

Directors’ remuneration

Information in relation to Directors’ shareholdings, share options and restricted share units is included in the Compensation and Organisation Committee Report on pages 18 to 27.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

8. Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2011

Name	Year	Salary	Company pension contribution*	Performance related compensation	All other compensation	Subtotal	Subtotal	Share-based payments	Directors’ Fees	Total compensation

		€’000	€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given	2011	-	-	-	-	-	-	31	317	348
Peter Gray	2011	533	57	187	37	814	1,139	741	-	1,880
Ciaran Murray**	2011	134	17	75	7	233	321	324	-	645
John Climax	2011	-	-	-	-	-	-	12	48	60
Ronan Lambe	2011	-	-	-	-	-	-	19	53	72
Thomas Lynch	2011	-	-	-	-	-	-	19	71	90
Dermot Kelleher	2011	-	-	-	-	-	-	25	73	98
Anthony Murphy***	2011	-	-	-	-	-	-	16	78	94
Declan McKeon	2011	-	-	-	-	-	-	17	61	78
Cathrin Petty	2011	-	-	-	-	-	-	15	59	74
Total	2011	667	74	262	44	1,047	1,460	1,219	760	3,439

    * The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
  ** Appointed as a Director from 1 October 2011 and therefore the above remuneration has been pro rated accordingly.
*** Retired 31 December 2011.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

8. Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2010

Name	Year	Salary	Company pension contribution*	Performance related compensation	All other compensation	Subtotal	Subtotal	Share-based payments	Directors Fees	Total compensation

			€’000	€’000	€’000	€’000	$’000	$’000	$’000	$’000
Bruce Given	2010	-	-	-	-	-	-	31	317	348
Peter Gray	2010	525	53	105	37	720	958	761	-	1,719
John Climax**	2010	-	-	-	53	53	68	7	48	123
Ronan Lambe	2010	-	-	-	-	-	-	21	52	73
Thomas Lynch	2010	-	-	-	-	-	-	23	78	101
Edward Roberts	2010	-	-	-	-	-	-	44	17	61
Dermot Kelleher	2010	-	-	-	-	-	-	30	65	95
Anthony Murphy	2010	-	-	-	-	-	-	14	75	89
Declan McKeon	2010	-	-	-	-	-	-	12	40	52
Cathrin Petty	2010	-	-	-	-	-	-	2	12	14
Total	2010	525	53	105	90	773	1,026	945	704	2,675

  *The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
** Further information is set out in the Directors’ and Key Executive Officers service agreements and letters of engagement section from pages 19 to 21 of this report.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

9. Retirement benefit obligations

The Group operates a number of defined contribution schemes and a defined benefit pension scheme.  The Group accounts for pensions in accordance with IAS 19 Employee Benefits (“IAS 19”).

(i)     Defined Contribution Schemes

Certain employees of the Group are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Group matches each participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as a remuneration expense in the Consolidated Income Statement. Contributions for the year ended 31 December 2011 and year ended 31 December 2010 were $16,644,000 and $14,206,000 respectively.

The Group's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Group matches 50% of each participant's contributions and each participant can contribute up to 6% of their annual compensation. Contributions to the U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Income Statement. Contributions for the year ended 31 December 2011 and year ended 31 December 2010 were $7,064,000 and $6,603,000 respectively.

(ii)     Defined Benefit Plans

One of the Group’s subsidiaries, ICON Development Solutions Limited, which was acquired by the Group in 2003, operates a defined benefit pension plan in the United Kingdom for certain of its employees, which is now closed to new members. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary.  Plan assets at 31 December 2011 and 31 December 2010 consist of units held in independently administered funds.  The most recent valuation of plan obligations was carried out as at 1 September 2010 using the projected unit credit method and updated on an appropriate basis at 31 December 2011.

Financial assumptions

The following assumptions were used in determining the fair value of the plan assets and the present value of the projected benefit obligation at 31 December 2011:

	31 December	31 December
	2011	2010

Discount rate	4.70%	5.45%
Expected return on plan assets	5.80%	7.10%
Inflation rate	3.00%	3.55%
Future pension increases	2.90%	3.45%
Future salary increases	3.50%	4.05%

The following assumptions were used at the commencement of the year in determining the net periodic pension cost for the year ended 31 December 2011:

	31 December	31 December
	2011	2010

Discount rate	5.45%	5.70%
Expected return on plan assets	7.10%	7.40%
Future salary increases	4.05%	4.00%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

9. Retirement benefit obligations (continued)

Mortality assumptions
The mortality assumptions adopted at 31 December 2011 imply the following life expectancies:

	31 December	31 December
	2011	2010

Male currently age 42	26.6 years	26.5 years
Female currently age 42	29.1 years	29.0 years
Male currently age 62	24.5 years	24.4 years
Female currently age 62	27.2 years	27.0 years

Consolidated Financial Statements

Movement in the net benefit obligation recognised in non-current other liabilities was as follows:

31 December	31 December
2011	2010
$’000	$’000

Projected benefit obligation at start of year	16,482	13,686
Current service cost	212	184
Interest cost	931	746
Plan participants’ contributions	135	133
Actuarial loss on benefit obligation	2,621	2,232
Benefits paid	(109)	(54)
Foreign exchange rate changes	(348)	(445)

Projected benefit obligation at end of year	19,924	16,482

Fair value of plan assets at start of year	15,499	13,573
Expected return on plan assets	1,141	980
Actuarial (loss)/gain on plan assets	(1,744)	1,023
Employer contribution	273	293
Plan participants’ contributions	135	133
Benefit paid	(109)	(54)
Foreign exchange rate changes	(174)	(449)

Fair value of plan assets at end of year	15,021	15,499

Net benefit obligation*	(4,903)	(983)
*Retirement plan net benefit obligation amounting to $1.0 million at 31 December 2010 has been reclassified from current accrued and other liabilities to non-current other liabilities due to the long term nature of these liabilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

9. Retirement benefit obligations (continued)

Defined benefit pension income/(expense) recognised in the Consolidated Statement of Comprehensive Income was as follows:

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000

Accumulated other comprehensive income at start of year	305	1,514
Effect of changes in assumptions underlying the present value of benefit obligations	(2,621)	(2,232)
Experience adjustments on plan assets	(1,744)	1,023

Accumulated other comprehensive income at end of year	(4,060)	305
Cumulative net actuarial losses recognised from 1 January 2004 (the date of transition to EU IFRS) to 31 December 2011 amounted to $4.9 million (31 December 2010: net losses of $0.5 million)

Defined benefit pension income/(expense) recognised in the Consolidated Income Statement was as follows:

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000
Current service cost	212	184
Interest cost	931	746
Expected (gain)/loss on plan assets *	(1,141)	(980)

Net periodic pension cost/(credit)	2	(50)
* The actual return on plan assets during the year ended 31 December 2011 amounted to a loss of $0.6 million (2010: gain of $2.0 million).

Plan Assets Fair Value

The fair value of plan assets at 31 December 2011 is analysed as follows:
	31 December	31 December
	2011	2010
	$’000	$’000

Unit funds	15,021	15,499

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

9. Retirement benefit obligations (continued)

The assets of the scheme are invested in a unitised with profits policy.  The plan’s assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by the Group.  The expected long-term rate of return on assets at 31 December 2011 of 5.8% (2010: 7.1%) was calculated on the assumption of the following returns for each asset class:

	31 December	31 December
	2011	2010

Equities	6.1%	7.3%

Bonds	4.7%	5.4%

At 31 December 2011, UK gilts were yielding around 2.8% per annum. This is often referred to as the risk free rate of return as UK gilts have a negligible risk of default and the income payments and capital on redemption are guaranteed by the UK Government. The long-term expected return on equities has been determined by setting appropriate risk premiums above the yield on UK gilts.  A long term equity “risk-premium” of 3.1% per annum has been assumed, this being the expected long-term out-performance of equities over UK gilts.  The long-term expected return on bonds is determined by reference to UK long dated government and corporate bond yields at the reporting date.  This is represented by the iboxx UK corporate AA credit rated bonds with 15 year plus return.

The underlying asset split of the funds at 31 December 2011 and 31 December 2010 was as follows:

	31 December	31 December
	2011	2010

Equities	90%	90%

Bonds	10%	10%

Applying the above expected long term rates of return to the asset distribution at 31 December 2011, gives rise to an expected overall rate of return of scheme assets of approximately 5.8% (2010: 7.1%) per annum.

Cash flows

The Group expects to contribute approximately $0.3 million of normal contribution to the defined benefit pension scheme for the year ended 31 December 2011.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

9. Retirement benefit obligations (continued)

Historical Information

The history of the Group’s defined benefit pension scheme is as follows:

Other Liabilities/Non-current other liabilities	31 December	31December	31 December	31 December	31 December
	2011	2010	2009	2008	2007
	$’000	$’000	$’000	$’000	$’000

Present value of benefit obligations	(19,924)	(16,482)	(13,686)	(10,114)	(15,216)
Fair value of plan assets	15,021	15,499	13,573	10,392	15,470

Present value of net (obligations)/assets*	(4,903)	(983)	(113)	278	254
*Retirement plan net benefit obligation amounting to $1.0 million at 31 December 2010 has been reclassified from current accrued and other liabilities to non-current other liabilities due to the long term nature of these liabilities.

Other Comprehensive Income	31 December	31December	31 December	31 December	31 December
	2011	2010	2009	2008	2007
	$’000	$’000	$’000	$’000	$’000
Actuarial (loss)/gain on asset	(1,744)	1,023	1,460	(2,923)	654
Actuarial (loss)/gain on liability	(2,621)	(2,232)	(2,079)	1,968	4,722

Total actuarial (loss)/gain	(4,365)	(1,209)	(619)	(955)	5,376

10. Share based payments

Share based payment plans

On 17 January 2003 the Company adopted the Share Option Plan 2003 (“the 2003 Plan”), pursuant to which the Compensation and Organisation Committee of the Group’s Board of Director’s may grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 400,000 ordinary shares. No options can be granted after 17 January 2013.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

10. Share based payments (continued)

On 21 July 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organisation Committee of the Group’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organisation Committee of the Group’s Board of Directors may grant options to any consultant, adviser or non-Executive director retained by the Company or any Subsidiary for the purchase of ordinary shares. Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan.   No options may be granted under the plans after 21 July 2018.

On 21 July 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Group’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares  have been reserved for issuance under the 2008 RSU Plan.  Awards under the 2008 RSU may be settled in cash or shares.

Share options

Share option awards are granted with an exercise price equal to the market price of the Company’s ordinary shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.

Set out below is a summary of the total number of options outstanding and number of options available to grant under each plan as at 31 December 2011:

	Outstanding		Available to Grant
	31 December	31 December	31 December	31 December
	2011	2010	2011	2010

1998 Long Term Incentive Plan	462,950	644,810	-	-
2003 Stock Option Plan	3,184,985	3,454,472	379,130	408,829
2008 Stock Option Plans	1,254,883	699,395	4,983,703	5,300,605

Total	4,902,818	4,798,677	5,123,833	5,709,434

The 1998 Long Term Incentive Plan expired on 14 January 2008 and no further options may be granted under this plan.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

10. Share based payments (continued)

The total number of share options outstanding and exercisable at 31 December 2011 is as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at 31 December 2009	5,408,222	$18.99

Granted	1,038,327	$24.34
Exercised	(1,237,015)	$10.64
Forfeited	(410,857)	$25.86

Outstanding at 31 December 2010	4,798,677	$21.71

Granted	989,449	$19.66
Exercised	(430,340)	$10.84
Forfeited	(454,968)	$25.77

Outstanding at 31 December 2011	4,902,818	$21.87

Exercisable at 31 December 2011	2,368,508	$20.35

The weighted average share price of exercised options during the year ended 31 December 2011 was $18.88 (31 December 2010: $24.93).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

10. Share based payments (continued)

At 31 December 2011, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$8.60	328,374	1.13	$8.60	328,374	$8.60
$8.88	17,000	0.09	$8.88	17,000	$8.88
$10.42	20,000	2.04	$10.42	20,000	$10.42
$11.00	455,653	2.09	$11.00	455,653	$11.00
$15.47	810	5.33	$15.47	270	$15.47
$15.84	103,000	5.33	$15.84	41,200	$15.84
$16.80	150,000	7.83	$16.80	-	$16.80
$17.17	30,000	7.85	$17.17	-	$17.17
$17.30	24,000	2.64	$17.30	24,000	$17.30
$18.00	70,000	2.83	$18.00	70,000	$18.00
$18.98	9,000	4.87	$18.98	5,400	$18.98
$19.45	33,000	6.82	$19.45	6,600	$19.45
$20.16	2,000	6.87	$20.16	400	$20.16
$20.28	749,339	7.17	$20.28	1,500	$20.28
$21.25	664,950	3.13	$21.25	523,894	$21.25
$21.76	1,000	3.31	$21.76	800	$21.76
$22.10	11,000	5.56	$22.10	4,400	$22.10
$22.26	574,818	5.15	$22.26	230,383	$22.26
$22.60	2,000	3.65	$22.60	1,600	$22.60
$22.93	10,000	7.56	$22.93	-	$22.93
$23.06	10,000	6.62	$23.06	2,000	$23.06
$23.20	4,000	6.70	$23.20	800	$23.20
$24.25	150,000	6.18	$24.25	-	$24.25
$24.46	651,264	6.17	$24.46	134,962	$24.46
$26.20	2,400	6.38	$26.20	480	$26.20
$26.27	2,000	4.81	$26.27	1,200	$26.27
$27.91	2,000	6.42	$27.91	400	$27.91
$29.45	8,000	6.33	$29.45	1,600	$29.45
$35.33	808,210	4.15	$35.33	489,292	$35.33
$36.05	6,000	4.40	$36.05	4,500	$36.05
$36.20	2,000	4.33	$36.20	1,200	$36.20
$41.25	1,000	4.67	$41.25	600	$41.25

$8.60 - $41.25	4,902,818	4.68	$21.87	2,368,508	$20.35

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

10. Share based payments (continued)

Share option fair values

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2011 was $7.50 based on the following grants:

Grant Date	Number of	Weighted Average
	Shares	exercise price
3-Mar-11	799,449	20.28
25-Jul-11	10,000	22.93
31-Oct-11	150,000	16.80
07-Nov-11	30,000	17.17

	989,449	$19.66

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2010 was $9.23 based on the following grants:

Grant Date	Number of	Weighted Average
	Shares	exercise price
4-Mar-10	816,927	$24.46
8-Mar-10	150,000	$24.25
29-Apr-10	8,000	$29.45
3-May-10	10,000	$29.38
20-May-10	2,400	$26.20
1-Jun-10	2,000	$27.91
16-Aug-10	10,000	$23.06
13-Sep-10	4,000	$23.20
26-Oct-10	33,000	$19.45
15-Nov-10	2,000	$20.16

	1,038,327	$24.34

Fair value of share options – Assumptions

The fair values of options granted during the year ended 31 December 2011 and the year ended 31 December 2010 were calculated using a binomial option-pricing-model, using the following assumptions:

	Year ended 31 December	Year ended 31 December
	2011	2010
Weighted average share price	$19.66	$24.34
Weighted average exercise price	$19.66	$24.34
Expected volatility (1)	45-50%	45%
Expected dividend yield	-	-
Risk-free rate (2)	0.8%-1.8%	1.0%-1.2%
Rate of forced early exercise	10% p.a.	10% p.a.
Minimum gain for voluntary early exercise	33% of exercise price	33% of exercise price
Rate of voluntary early exercise at minimum gain	100% per annum	100% per annum
(1)Expected volatility has been determined based upon the volatility of the Company’s share price over a period which is commensurate with the expected term of the options granted.
(2)Risk free rate is dependent on the grant date.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

10. Share based payments (continued)

Restricted share units

The Company has awarded restricted Share Units (“RSU’s”) to certain key executives of the Group.  Details of the RSU’s granted during the year ended 31 December 2011 were as follows:

RSU’s Awarded	Date of Award	Vesting Date	Market Price on Date of Award

100,000*	10 February 2011	10 February 2016	$22.11

120,000**	3 March 2011	3 March 2014	$20.28

10,000	7 June 2011	7 June 2014	$24.60

100,000	1 October 2011	1 October 2014	$16.08

5,000	27 October 2011	27 October 2014	$17.65

30,000	7 November 2011	7 November 2014	$17.17

* includes 50,000 RSU’s awarded to Mr. Alan Morgan which are not now expected to vest following his resignation from the Company.
** includes 100,000 RSU’s awarded to Mr. Peter Gray which are not now expected to vest following his retirement as CEO of the Company on 30 September 2011.

The Company has also awarded RSU’s in prior periods. On 7 August 2008 the Company awarded 6,280 restricted share units to certain employees of the Group. These RSU’s vested over periods ranging from 26 February 2009 to 26 February 2011.  The market value of the Company’s shares on date of issue was $41.95.  On 16 August 2010 2,512 ordinary shares were issued by the Company relating to certain of the 2008 RSU awards. On 20 May 2011, the Company issued a further 3,768 ordinary shares relating to the remaining 2008 RSU awards.

Share based payment expense

Operating profit for the year ended 31 December 2011 is stated after charging $7.6 million in respect of share based payments expense. Share based payment expense has been allocated to direct costs and other operating expenses as follows:

	Year Ended 31 December 2011	Year Ended 31 December 2010
	$’000	$’000

Direct costs	5,270	4,068
Other operating expenses	4,294	3,315

Total	9,564	7,383

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

11. Property, Plant and Equipment

			Leasehold	Computer	Office furniture &	Laboratory	Motor
	Land	Buildings	improvements	equipment	fixtures	equipment	vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2011	4,113	75,511	26,186	74,557	56,444	23,320	44	260,175
Additions	-	205	1,728	7,977	3,185	1,568	-	14,663
Disposals	-	-	(159)	(992)	(292)	(57)	-	(1,500)
Arising on acquisition	-	-	278	455	277	-	-	1,010
Foreign exchange movement	99	(2,476)	(691)	(2,072)	(1,518)	(636)	(1)	(7,295)

At 31 December 2011	4,212	73,240	27,342	79,925	58,096	24,195	43	267,053

Depreciation
At 1 January 2011	-	12,993	13,996	54,827	24,572	13,665	22	120,075
Reclassification	-	(5,146)	-	3	5,143	-	-	-
Reclassification to Intangible assets	-	(671)	-	-	-	-	-	(671)
Charge for year	-	1,972	3,517	8,417	6,072	3,186	5	23,169
Eliminated on disposal	-	-	(136)	(968)	(91)	(57)	-	(1,252)
Foreign exchange movement	-	(480)	(371)	(1,546)	(814)	(445)	(1)	(3.657)

At 31 December 2011	-	8,668	17,006	60,733	34,882	16,349	26	137,664

Net book value

At 31 December 2011	4,212	64,572	10,336	19,192	23,214	7,846	17	129,389

At 31 December 2010	4,113	62,518	12,190	19,730	31,872	9,655	20	140,100

Cost at 31 December 2011 includes $nil (31 December 2010: $825,000) relating to computer equipment held under finance leases.  Related accumulated depreciation amounted to $ nil (31 December 2010: $518,000).  Depreciation expense of $23.2 million (31 December 2010: $25.8million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

11. Property, Plant and Equipment (continued)

			Leasehold	Computer	Office furniture &	Laboratory	Motor
	Land	Buildings	improvements	equipment	fixtures	equipment	vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2010	3,979	80,309	24,762	66,022	54,311	21,828	43	251,254
Additions	-	362	2,569	11,064	3,973	1,905	-	19,873
Disposals	-	-	(922)	(1,048)	(398)	(16)	-	(2,384)
Arising on acquisition	-	-	-	-	107	-	-	107
Foreign exchange movement	134	(5,160)	(223)	(1,481)	(1,549)	(397)	1	(8,675)

At 31 December 2010	4,113	75,511	26,186	74,557	56,444	23,320	44	260,175

Depreciation
At 1 January 2010	-	6,032	10,736	46,395	24,861	10,387	18	98,429
Charge for year	-	7,564	4,047	10,414	305	3,534	5	25,869
Eliminated on disposal	-	-	(876)	(1,038)	(203)	(15)	-	(2,132)
Foreign exchange movement	-	(603)	89	(944)	(391)	(241)	(1)	(2,091)

At 31 December 2010	-	12,993	13,996	54,827	24,572	13,665	22	120,075

Net book value

At 31 December 2010	4,113	62,518	12,190	19,730	31,872	9,655	20	140,100

At 31 December 2009	3,979	74,277	14,026	19,627	29,450	11,441	25	152,825

Cost at 31 December 2010 includes $825,000 (31 December 2009: $907,000) relating to computer equipment held under finance leases. Related accumulated depreciation amounted to $518,000 (31 December 2009: $357,000).  Depreciation expense of $25.8 million (31 December 2009: $22.5 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

12. Intangible assets – goodwill and other

	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Technology Asset $’000	Tradename $’000	Goodwill $’000	Total $’000
Cost
At 1 January 2011	77,790	12,288	1,325	1,470	-	-	189,869	282,742
Additions	20,844	-	-	-	-	-	-	20,844
Disposal	(451)	-	-	-	-	-	-	(451)
Arising on acquisition	35	11,891	-	1,790	11,169	1,357	83,656	109,898
Foreign exchange movement	(2,741)	(533)	-	(109)	(967)	(118)	(6,123)	(10,591)

31 December 2011	95,477	23,646	1,325	3,151	10,202	1,239	267,402	402,442

Amortisation
At 1 January 2011	47,027	5,194	624	983	-	-	-	53,828
Reclassification from Property, Plant and Equipment	671	-	-	-	-	-	-	671
Amortised in the year	10,866	2,483	217	1,139	672	136	-	15,513
Disposal	(411)	-	-	-	-	-	-	(411)
Foreign exchange movement	(1,747)	(51)	-	(38)	(49)	(10)	-	(1,895)

At 31 December 2011	56,406	7,626	841	2,084	623	126	-	67,706

Net book value

At 31 December 2011	39,071	16,020	484	1,067	9,579	1,113	267,402	334,736

At 31 December 2010	30,763	7,094	701	487	-	-	189,869	228,914
Amortisation expense of $15.4 million (31 December 2010: $8.0 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

12. Intangible assets – goodwill and other (continued)

	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Technology Asset $’000	Tradename $’000	Goodwill $’000		Total $’000
Cost
At 1 January 2010	68,746	11,644	1,325	1,470	-	-	187,577		270,762
Additions	11,962	-	-		-	-	-		11,962
Disposal	(78)	-	-	-	-	-	-		(78)
Arising on acquisition	-	770	-	-	-	-	3,505		4,275
Prior period acquisition	-	-	-	-	-	-	2,539	*	2,539
Foreign exchange movement	(2,840)	(126)	-	-	-	-	(3,752)		(6,718)

At 31 December 2010	77,790	12,288	1,325	1,470	-	-	189,869		282,742

Amortisation
At 1 January 2010	43,282	3,581	407	493	-	-	-		47,763
Amortised in the year	5,550	1,747	217	490	-	-	-		8,004
Disposal	(78)	-	-	-	-	-	-		(78)
Foreign exchange movement	(1,727)	(134)	-	-	-	-	-		(1,861)

At 31 December 2010	47,027	5,194	624	983	-	-	-		53,828

Net book value

At 31 December 2010	30,763	7,094	701	487	-	-	189,869		228,914

At 31 December 2009	25,464	8,063	918	977	-	-	187,577		222,999
*Further details are outlined in note 13(d).

Amortisation expense of $8.0 million (31 December 2009: $10.2 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

12. Intangible assets – goodwill and other (continued)

Impairment review of goodwill

Cash generating units

Goodwill acquired through business combinations has been allocated to individual cash-generating units (“CGU’s”) that are expected to benefit from the combination. The CGU’s identified represent the lowest level within the Group at which goodwill is monitored and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments.

The Group has identified two CGU’s in accordance with the provisions of IAS 36 Impairment of Assets as follows:

	31 December 2011	31 December 2010
	$’000	$’000

Goodwill
Clinical research	267,402	189,869
Central laboratory	-	-

	267,402	189,869

An impairment charge was recorded against the carrying value of the goodwill of the Central laboratory segment in a prior period.  The remaining goodwill is fully attributable to the Clinical research CGU.

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis or more frequently if facts or circumstances warrant such a review. As the goodwill relating to the Central laboratory segment was fully impaired in a prior year, the 2011 impairment review consisted of a review of the goodwill applicable to the Clinical research CGU.

The recoverable amount of the Clinical research CGU is determined using a value-in-use computation based upon discounted net present value cash flow projections for the CGU.  The cash flow projections are for a period of five years forward together with a terminal value calculated in accordance with the Gordon’s terminal value model.  In calculating the terminal value a long-term growth rate of 2% has been applied to the estimated maintainable cash flow in the terminal year.

Management’s estimates of future cash flows are based upon current budgets and strategic plans and are reflective of anticipated growth rates within the CRO industry, expected growth in the Group’s market share and past experience.  Key assumptions applied in determining expected future cash flows for these plans include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations.  The Group’s cash flow projections are adjusted each year for actual and expected changes in performance.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

12. Intangible assets – goodwill and other (continued)

The following assumptions were applied in determining the the five projected cash flows of the Clinical research CGU at 31 December 2011:

	31 December 2011	31 December 2010
Expected revenue growth rate	10%	7%
Expected growth rate for operating costs	8%	8%
Expected effective tax rate	18%	18%
Expected movement in creditors	8%	8%
Expected movement in debtors based on DSO*	50 days	40 days
Expected capital expenditure growth rate	8%	8%
*Days sales outstanding (DSO) is a a measure of the number of days in the period that the company takes to collect revenue

Expected revenue growth and the expected growth in operating costs are determined based upon the expected growth rates used in preparing the Group’s budgets and strategic plans. In estimating budgeted revenue consideration is given to current levels of backlog (i.e. the value of new business awards not yet recognised in revenue) and the estimated timeframe over which this is expected to be recognised within revenue, together with an estimate of revenue expected to be generated from new awards not currently within backlog.  In estimating revenue from new awards consideration is given to current RFP (request for proposals) volumes, expected growth rates in both the CRO industry and the Group’s market share, and past experience. In estimating budgeted operating costs, consideration is given to required staffing levels, project related costs, facility and information technology costs and other costs.  Staff costs and project related costs generally increase in line with revenue and are therefore estimated based on revenue growth expectations, while facility and information costs and other costs are relatively fixed and are therefore projected based upon a lower growth rate.  An expected long term average tax rate of 18% has been applied in determining the projected after tax cash flows.

Working capital investment needs are determined based upon anticipated increases in the Group’s debtor’s and creditor’s.  Debtors are expected to increase in line with increases in the Group’s DSO.  DSO is generally a function of both the timing of contract fee instalments over a study or trial duration and credit terms afforded to individual customers.  The increase in DSO used in conducting the current year’s impairment review is reflective of current and anticipated trends in the Group’s DSO. Expected long term DSO’s for the Group are anticipated to be in the range of 45 to 55 days. The Group’s DSO has increased from 37 days at 31 December 2010 to 47 days at 31 December 2011. Creditors’ are expected to increase in line with operating costs. Capital expenditure is expected to increase in line with the Group’s projected capital expenditure investment targets.

A discount rate of 8% (2010:10%) has been applied to the projected cash flows of the Clinical research CGU in determining its value-in-use.  This rate is reflective of both the time value of money and risks specific to the CGU.  The discount rate is based upon the Group’s weighted average cost of capital which has been determined by applying the Group’s long term optimal capital structure to its costs of debt and cost of equity.  The Group’s cost of debt has been calculated by applying an appropriate margin over the risk free interest rate.  The Group’s cost of equity has been calculated using the capital asset pricing model and includes an appropriate equity risk premium over the available risk free interest rate.  The reduction in the discount rate applied in the current year is reflective of a reduction in risk free interest rates (10 year US treasury bonds).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

12. Intangible assets – goodwill and other (continued)

The excess of the value-in-use of the Clinical research CGU at 31 December 2011, based on the assumptions above, has been calculated as follows:

	31 December 2011	31 December 2010
	$’000	$’000
Value-in use (present value of future cash flows)	1,920	1,248
Carrying amount of the Clinical research CGU	650	638

Excess of value-in-use over carrying value	1,270	610

Sensitivity Analysis

A sensitivity analysis to determine if reasonable changes in key assumptions could lead to an impairment was conducted at 31 December 2011 using the following revised assumptions:

	31 December 2011	31 December 2010
Expected revenue growth rate	5%	3%
Expected growth rate for operating costs	3%	3%
Expected capital expenditure growth rate	3%	3%
Discount rate	13%	15%
*All other inputs remained constant.

The revised excess of the value-in-use of the Clinical research CGU at 31 December 2011, using the alternative assumptions above, has been calculated as follows:

	31 December 2011	31 December 2010
	$’000	$’000
Revised value-in use (present value of future cash flows)	920	812
Carrying amount of the Clinical research CGU	650	638

Revised excess of value-in-use over carrying value	270	174

As the excess of the recoverable amount over the carrying value of the cash generating unit was maintained despite changes in key assumptons, management have concluded that no reasonable change in key assumptions would result in an impairment of the Clinical research CGU.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

13. Business Combinations

The acquisitions below have been accounted for as business combinations in accordance with the revised IFRS 3 Business Combinations:

(a) Acquisition of Firecrest Clinical

On 14 July 2011 the Group acquired 100% of the common stock of Firecrest Clinical Limited (“Firecrest”), a market leading provider of technology solutions that boost investigator site performance and study management, for an initial cash consideration of €17.0 million ($24.1million). Headquartered in Limerick, Ireland, Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance consistency and execution of activities at investigator sites. Further consideration of up to €33.0 million ($46.8 million) may become payable if certain performance milestones are achieved in the period to 30 June 2013. At 31 December 2011 the Group has recorded a liability of €31.3 million ($40.6 million) in relation to these performance milestones. On 16 March 2012, the Group paid €3.0 million ($4.0 million) in respect of the first element of additional consideration payable upon the achievement of these performance milestones. In addition, the acquisition agreement provided for certain working capital targets to be achieved by Firecrest on completion. On 16 March 2012, the Group paid an additional €0.4 million ($0.5 million) in respect of this review.

The acquisition of Firecrest has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the estimated fair values of the assets acquired and the liabilities assumed:

	Carrying	Fair Value	Fair Value
	Amount	Adjustment
	$’000	$’000	$’000
Property, plant and equipment	687	-	687
Goodwill	-	48,073	48,073
Intangible asset – technology asset	-	11,169	11,169
Intangible asset – customer relationships	-	5,243	5,243
Intangible asset – order backlog	-	1,172	1,172
Intangible asset - trade name	-	1,357	1,357
Cash and cash equivalents	1,965	-	1,965
Other current assets	846	-	846
Accounts Receivable	2,867	-	2,867
Deferred tax liability	(2,367)	-	(2,367)
Other liabilities	(2,521)	-	(2,521)

Purchase price			68,491

Goodwill represents the cost of an established workforce with experience in the development of site performance and study management systems and process related efficiencies expected to be generated from the use of the Firecrest site performance management system and is not tax deductible.

The carrying values of accounts receivable in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due within the above acquired accounts receivable.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

13. Business Combinations (continued)

The proforma effect of the Firecrest acquisition if completed on 1 January 2010 would have resulted in net revenue and profit for the financial years ended 31 December 2010 and 31 December 2011 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2011	2010
	$’000	$’000

Net revenue	952,729	906,311
Profit for the year	24,181	85,228

(b) Acquisition of Oxford Outcomes

On 14 January 2011 the Group acquired approximately 80% of the common stock of Oxford Outcomes Limited (“Oxford Outcomes”), a leading international health outcomes consultancy business, for an initial cash consideration of £17.8 million ($27.6 million).  Headquartered in Oxford, United Kingdom, and with offices in the USA and Canada, Oxford Outcomes provides specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation.  Further consideration of up to £6.5 million ($10.1 million) may become payable in respect of the period to 31 March 2012 if certain performance milestones are achieved.  In July 2011 the Group paid £3.3 million ($5.1 million) in respect of the first element of this additional consideration. The Group has recorded a liability of £3.2 million ($4.9 million) at 31 December 2011 in respect of the remaining performance milestones.  The acquisition agreement also provided for certain working capital targets to be achieved by Oxford Outcomes on completion.  In May 2011 the Group paid an additional £3.3 million ($5.1 million) in respect of certain elements of this review. A liability for a further £0.8 million ($1.2 million) was recorded at 31 December 2011 in respect of the remaining elements of this review. These amounts were paid in March 2012.

On 14 January 2011, a put and call option was also agreed between the Group and the selling shareholders for the acquisition of the remaining common stock of Oxford Outcomes during the year ended December 31, 2011 for cash consideration of £3.8 million ($6.0 million).  Further consideration of up to £1.5 million ($2.3 million) relating to this remaining common stock may become payable during the period to 31 March 2012 if certain performance milestones are achieved.  On 20 October 2011 this option was exercised and £3.8 million ($6.0 million) was paid by the Group to the selling shareholders together with a further £0.7 million ($1.1 million) in respect of the first element of amounts due in respect of the performance milestones. The Group has recorded a liability of £0.8 million ($1.2 million) at 31 December  2011 in respect of the remaining performance milestones.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

13. Business Combinations (continued)

The acquisition of Oxford Outcomes has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the estimated fair values of the assets acquired and the liabilities assumed:

	Carrying	Fair Value	Fair Value
	Amount	Adjustment
	$’000	$’000	$’000
Property, plant and equipment	490	-	490
Goodwill	-	35,583	35,583
Intangible asset – customer relationships	-	6,648	6,648
Intangible asset – order backlog	-	618	618
Cash and cash equivalents	6,335	-	6,335
Other current assets	1,354	-	1,354
Accounts Receivable	5,438	-	5,438
Deferred tax liability	(2,003)	-	(2,003)
Current liabilities	(2,128)	-	(2,128)

Purchase price			52,335

Goodwill represents the cost of established workforce with experience in specialist services in the areas of patient reported outcomes (PRO), health economics, epidemiology and translation and linguistic validation. Goodwill is not tax deductible.

The carrying values of accounts receivable in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due within the above acquired accounts receivables.

The proforma effect of the Oxford Outcomes acquisition if completed on 1 January 2010 would have resulted in net revenue and profit for the financial years ended 31 December 2010 and 31 December 2011 as follows:

	Year Ended	Year Ended
	31 December	31December
	2011	2010
	$’000	$’000

Net revenue	945,729	919,524

Profit for the year	21,210	90,625

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

13. Business Combinations (continued)

(c) Prior period acquisition of Timaq Medical Imaging

On 17 May 2010 the Group acquired Timaq Medical Imaging (“Timaq”), a European provider of advanced imaging services to the pharmaceutical and biotechnology industry located in Zurich, Switzerland. The Company was acquired for an initial cash consideration of CHF 1.3 million ($1.2 million), with additional consideration of up to CHF 2.9 million ($2.6 million) payable if certain performance milestones are achieved by the Group. The Group accrued CHF 2.9 million ($2.6 million) in relation to the additional consideration at date of acquisition.

On 5 November  2010, the first element of these performance milestones was achieved requiring deferred payments of CHF 0.3 million ($0.3 million) to the selling shareholders in each of the years ended 31 December 2010, 31 December 2011 and 31 December 2012.  As at 31 December 2011 CHF 0.6 million ($0.6 million) has been paid by the Group and a further CHF 0.3 million ($0.3 million) has been recorded as a liability in respect of the payment due in 2012.  Further consideration of up to CHF 2.0 million is payable if the remaining performance milestones are achieved during the years ended 31 December 2010 to 31 December 2012. During the year ended 31 December 2011 the Group assessed the likelihood of the remaining milestones being achieved as remote and consequently has released CHF 2.0 million ($1.7 million) previously accrued in relation to these milestones.

The acquisition of Timaq has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Amount	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	107	-	107
Goodwill	-	3,505	3,505
Intangible assets – customer relationships	-	770	770
Other current assets	160	-	160
Current liabilities	(719)	-	(719)

Purchase price			3,823

Goodwill represents the acquisition of an established workforce with experience in the provision of advanced imaging services to pharmaceutical and biotechnology customers in the European market.

The proforma effect of the Timaq Medical Imaging acquisition if completed on 1 January 2009 would have resulted in net revenue and profit for the financial years ended 31 December 2009 and 31 December 2010 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2010	2009
	$’000	$’000

Net revenue	900,370	888,929

Profit for the year	86,647	96,675

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

13. Business Combinations (continued)

(d) Prior period acquisition of Healthcare Discoveries Inc.

On 11 February 2008 the Group acquired 100% of the common stock of Healthcare Discoveries Inc. for an initial cash consideration of $11.1 million, excluding costs of acquisition.  Healthcare Discoveries, located in San Antonio, Texas, is engaged in the provision of Phase I clinical trial services. Certain performance milestones were built into the acquisition agreement requiring payment of additional consideration of up to $10.0 million if these milestones were achieved during the year ended 31 December 2008.  On 3 September 2010, $2.2 million was paid to the former shareholders of Healthcare Discoveries Inc. in full and final settlement of the outstanding consideration payable.

The acquisition of Healthcare Discoveries has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

	Carrying Amount	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	327	-	327
Cash	5	-	5
Other current assets	575	-	575
Current liabilities	(1,951)	-	(1,951)
Goodwill	-	12,424	12,424
Intangible assets – customer relationships	-	1,565	1,565
Intangible assets- volunteer list	-	1,325	1,325

Purchase Price			14,270

$’000
Cash Payment	13,295
Acquisition Costs	975

Purchase Price	14,270

Goodwill represents the acquisition of an established workforce with experience in the provision of Phase I clinical trial management services to pharmaceutical and biotechnology companies.

14. Inventories

	31 December	31 December
	2011	2010
	$’000	$’000

Laboratory inventories	2,787	3,792

The cost of inventories is recognised as an expense and included in other direct costs in the income statement.  $23.9 million (2010:$ 22.5million) was charged in the income statement for the year ended 31 December 2011.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

15. Accounts receivable

	31 December	31 December
	2011	2010
	$’000	$’000

Accounts receivable	206,864	168,191
Less amounts provided for doubtful debts	(5,526)	(3,284)

Accounts receivable, net	201,338	164,907

Further analysis of Group’s accounts receivable balances at 31 December 2011 is as follows:

	Gross		Net	Gross		Net
	accounts receivable	Impairment	accounts receivable	accounts receivable	Impairment	accounts receivable
	2011	2011	2011	2010	2010	2010
	$’000	$’000	$’000	$’000	$’000	$’000

Not past due	146,421	(290)	146,131	111,563	(103)	111,460
Past due 0 to 30 days	31,481	(829)	30,652	28,511	-	28,511
Past due 31 to 60 days	8,744	-	8,744	10,581	-	10,581
Past due 61+ days	20,218	(4,407)	15,811	17,536	(3,181)	14,355

Accounts receivable	206,864	(5,526)	201,338	168,191	(3,284)	164,907

A provision for impairment is recognised where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. At 31 December 2011, the Group maintained an impairment provision of $5.5 million (2010: $ 3.3 million).  Movement on the accounts receivable impairment provision during the year was as follows:

	31 December	31 December
	2011	2010
	$’000	$’000
Accounts receivable impairment provision
Balance at start of year	3,284	5,209
Amounts used during the year	(945)	(2,192)
Amounts provided for during the year	4,190	3,415
Amounts released during the year	(1,003)	(3,148)

Balance at end of year	5,526	3,284
All receivables are due within twelve months of the year ended 31 December 2011.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

15. Accounts receivable (continued)

The carrying amounts of the Group’s accounts receivables are denominated in the following currencies:

	31 December	31 December
	2011	2010
Currency	$’000	$’000
US Dollar	134,265	85,811
Euro	51,468	69,145
Sterling	10,873	7,987
Other currencies	4,732	1,964

	201,338	164,907

16. Other assets

	31 December	31 December
	2011	2010
	$’000	$’000
Other non-current assets
Lease deposits	6,826	6,991
Deferred employee savings scheme assets	3,775	3,607

	10,601	10,598
Lease deposits paid in respect of certain premises leased by the Group are refundable on expiry of the related leases.

	31 December	31 December
	2011	2010
	$’000	$’000
Other current assets
Personnel related prepayments	1,056	724
Facility and information system related prepayments	11,361	11,387
General overhead prepayments	3,872	2,249
Sales tax recoverable	5,588	4,133
Other receivables	4,532	4,512

Total	26,409	23,005
Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation. There is no change to the overall total balance.

Other current assets do not contain any impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each receivable. The Group does not hold any collateral as security.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

17. Current asset investments

	31 December	31 December
	2011	2010
	$’000	$’000

At start of year	-	49,227
Additions	56,000	-
Disposals	(438)	(49,227)
Unrealised capital loss - investments	(622)	-

At end of year	54,940	-

Current asset investments are reported at fair value, with unrealised gains or losses recorded in other comprehensive income. During the year ended 31 December 2011 an unrealised loss of $0.6million (2010: $nil ) was recorded.

18. Cash and cash equivalents

	31 December	31 December
	2011	2010
	$’000	$’000

Cash at bank and in hand	58,823	54,319
Short term deposits	60,414	201,387

Cash and cash equivalents	119,237	255,706

Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A” rated fixed and floating rate securities.

19. Accrued and other liabilities

	31 December	31 December
	2011	2010
	$’000	$’000
Non-current other liabilities
Deferred government grants (note 21)	1,351	1,470
Retirement plan benefit net obligation*	4,903	983
Deferred employee savings scheme liabilities	3,232	3,676

Total	9,486	6,129
*Retirement plan net benefit obligation to $1.0 million at 31 December 2010 has been reclassified from current accrued and other liabilities to non-current other liabilities due to the long term nature of these liabilities.

Deferred employee savings scheme liabilities are payable between 1 to 2 years from the reporting date.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

19. Accrued and other liabilities (continued)

	31 December	31 December
	2011	2010
	$’000	$’000
Current accrued and other liabilities
Personnel related liabilities	62,017	54,983
Facility and information system related liabilities	14,780	11,666
General overhead liabilities	24,520	24,052
Other liabilities	1,823	5,202
Short term government grants	79	111
Short term finance leases (note 26)	-	158
Share Repurchase programme	1,259	-

Total	104,478	96,172
Restructuring provisions amounting to $0.3 million and acquisition consideration payable amounting to $2.7 million as at 31 December 2010, previously recorded within current accrued and other liabilities, have been reclassified to current provisions (note 20) consistent with the current year presentation.

20. Provisions

	31 December	31 December
	2011	2010
	$’000	$’000
Non-current provisions
Acquisition consideration payable (note 13)	11,903	-

Total	11,903	-

Acquisition consideration is payable within two years from the reporting date.

	31 December	31 December
	2011	2010
	$’000	$’000
Current provisions
Restructuring provision (note 7)	3,874	315
Acquisition consideration payable (note 13)	37,615	2,712

Total	41,489	3,027

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

21. Deferred government grants

	31 December	31 December
	2011	2010
	$’000	$’000

At beginning of year	1,581	1,909
Amortised during the year	(115)	(220)
Foreign exchange movement	(36)	(108)

At end of year	1,430	1,581

Current	79	111
Non-current	1,351	1,470

Total	1,430	1,581

22. Bank credit lines and loan facilities

On 20 July 2011, the Group agreed a three year committed multi currency revolving credit facility for $150 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank, subject to the agreement, has committed $30 million to the facility and the terms and conditions attaching to the facility are the same for each institution. The facility bears interest at LIBOR plus a margin and is secured by certain composite guarantees, indemnities and pledges in favour of the banks. This facility replaced all facilities previously in place with Bank of Ireland, AIB, Citibank and JP Morgan. On 29 February 2012, $20 million was drawn down to fund working capital requirements.

23. Share capital

Group and Company

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 December	31 December
	2011	2010
	$’000	$’000
Allotted, called up and fully paid

60,135,603 (31 December 2010: 60,247,092) ordinary shares of €0.06 each	5,055	5,063

Issued, fully paid share capital
At beginning of year	5,063	4,965
Employee share options exercised	36	98
Repurchase of ordinary shares	(44)	-

At end of year	5,055	5,063

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

23. Share capital (continued)

Holders of Ordinary shares will be entitled to receive such dividends as may be recommended by the board of Directors of the Group and approved by the shareholders and/or such interim dividends as the board of Directors of the Group may decide.  On liquidation or a winding up of the Company, the par value of the Ordinary Shares will be repaid out of the assets available for distribution among the holders of the Company’s American Depository Shares (“ADSs”) and Ordinary Shares not otherwise represented by ADSs.  Holders of Ordinary Shares have no conversion or redemption rights.  On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, with no individual having more than one vote.

During the year ended 31 December 2011, 430,340 options were exercised by employees for total proceeds of $4.7 million.  During the year ended 31 December 2011, 3,768 ordinary shares were issued in respect of certain restricted stock unit’s previously awarded by the Company.

During the year ended 31 December 2010, 1,237,015 options were exercised by employees for total proceeds of $13.2 million.  During the year ended 31 December 2010, 2,512 ordinary shares were issued in respect of certain restricted stock unit’s previously awarded by the Company.

Share repurchase programme

On 27 October 2011, the Company announced its intention to commence a share repurchase programme of up to $50 million. On 22 November 2011, the Company entered into two separate share repurchase plans of up to$10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively. On 21 February 2012 the Company entered into a third share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. On 27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. The Company may enter further share repurchase plans to effect the share repurchase programme in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorisation granted at the Company’s annual general meeting on 18 July 2011, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.

Under the share repurchase programme, a broker will purchase the Company’s American Depositary Shares (“ADSs”) from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations.  ADSs purchased will be deposited with the Depositary under the Company’s ADR facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company’s share repurchase authorisation and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company.  The programme is designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker are irrevocable and the trading decisions in respect of the repurchase programme will be made independently of and uninfluenced by the Company.  The Company confirms that, on entering all three share repurchase plans outlined above, it had no material non-public, price-sensitive or inside information regarding the Company or its securities.

The timing and actual number of shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.  In addition, share repurchases may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the repurchase programme.  All Ordinary Shares repurchased by the Company will be cancelled.

During the year ended 31 December 2011, 545,597 ordinary shares were repurchased by the Company for a total consideration of $9.0 million.  All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

24. Capital and reserves

	31 December	31 December
	2011	2010
	$’000	$’000

Share based payment reserve	39,429	31,478
Capital redemption reserve	44	-
Other reserves	7,422	7,422
Foreign currency translation reserve	(11,507)	349
Current asset investment – fair value reserve	(622)	-
Retained earnings	491,937	483,896

Total	526,703	523,145

Share based payment reserve
The Share based payment reserve is used to account for share-based payments.  The fair value of share based payments is expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  At 31 December 2011 the Group has recognised a cumulative charge for share based payments of $53.2 million net of deferred tax (2010: $43.7 million).  The Group has also recognised a cumulative credit of $10.3 million (2010: $9.6million)  in reserves for the current and deferred tax effects of the tax benefits relating to the exercise of employee share options in excess of related cumulative compensation expense. The Group has reclassified a cumulative credit of $24.1 million (2010: $21.8 million) to retained earnings in respect of exercised and expired share based awards.

Capital redemption reserve
The Capital Redemption Reserve comprises the nominal value of shares repurchased and cancelled by the Group and transferred from share capital to the capital redemption reserve fund as required under Irish Group Law. During the year ended 31 December 2011, 545,597 (31 December 2010: nil) ordinary shares were repurchased and cancelled by the Group.

Other reserves
The Group has recognised a non-distributable reserve of $1.4 million in accordance with agreements made between the Group and Enterprise Ireland, an Irish government agency. The requirement for these non-distributable reserves will expire between the period 2012 and 2014. In 2005 the Group also recognised a share based compensation charge of $6.0 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, Vice Chairman of the board of Directors (formerly Chief Executive Officer), by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

Currency reserve
The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004, the date of transition to IFRS. As at 31 December 2011, this amounted to a cumulative loss of $7.9 million (2010:$19.3 million). In addition the Group has recognised a cumulative gain for the currency impact of long term funding amounting to $20.9 million as at 31 December 2011 (2010: $20.1million). This is offset by a cumulative charge of $1.5 million (2010: $1.2 million) for the related tax on the currency impact on long term funding.

Current asset investments – fair value reserve
The current asset investment – fair value reserve comprises unrealised fair value gains and losses on current asset investments held as available-for-sale. The Group has recognised a loss of $0.6 million during the year ended 31 December 2011 (2010: $nil million). Unrealised gains and losses are released to the Consolidated Income Statement on disposal of the related asset.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

24. Capital and reserves (continued

Retained earnings
In addition to the profit for the financial year the Group has also recognised the actuarial loss on the defined benefit pension scheme in this reserve.  In 2011 the Group recognised an actuarial loss of $4.4 million on the defined benefit pension scheme (31 December 2010: actuarial loss of $1.2 million). The Group has also recognised a credit of $2.3 million (2010: $6.4 million) in respect of exercised and expired share based awards that have been transferred from the Option Reserve.

25. Financial Instruments

The Board of Directors have overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group is exposed to various financial risks in the normal course of its business.  The principle financial risks to which it is exposed include credit risks related to the creditworthiness of its customers and counterparties with which it invests surplus cash funds, liquidity risk associated with the availability of sufficient capital resources, foreign currency risks, including both translation and transaction risk, and interest rate risk.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.  The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.  The Audit Committee of the Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

The Group’s exposure to credit risk arises predominately in respect of the creditworthiness of its customers in relation to amounts due from them for the value of work performed and the creditworthiness of counterparties with which it invests surplus cash balances.

Credit risk pertaining to customers is managed by ensuring strict credit procedures are in place, in particular through evaluation of all new customers and ongoing account monitoring. The Group earns revenues from contracts with its customers based upon certain activities and performance specifications. Contract terms may range from several weeks to several years depending on the nature of the work to be performed. Such contracts are generally either fixed price or units-based. In most cases, a small portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in instalments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, based on units delivered, or on a fixed monthly payment schedule. For instance, instalment payments may be based on patient enrolment or delivery of the database. Where customers request changes in the scope of a trial or in the services to be provided, a change order or amendment is issued which may result either in an increase or decrease in the contract value. The Group also contracts on a "fee-for-service," or "time and materials" basis, but this accounts for a small portion of overall project activities.

During the course of the study, the Group will generally incur expenses which are fully reimbursable by customers.  Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the customer.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

25. Financial Instruments (continued)

Most of the Group’s contracts are terminable immediately by the customer with justifiable cause or with 30 to 90 days notice without cause. In the event of termination, the Group is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the customer's decision to de-emphasise a particular trial or inadequate patient enrollment or investigator recruitment.

The Group’s top five customers accounted for approximately 37% and 33% respectively of net revenue during the years ended 31 December 2011 and 31 December 2010.  During the year ended 31 December 2011, 13% of the Group’s net revenues was derived from one client, with no other client contributing more than 10% of net revenues during this period. During the year ended 31 December 2010 no one client contributed more than 10% of net revenues.

The maximum exposure of credit risk pertaining to customers is the carrying value of accounts receivable and unbilled revenue balances.  The carrying value of accounts receivable and unbilled revenue balances, by geographic region, at 31 December 2011 was as follows:

	Accounts Receivable		Unbilled Revenue
	31 December	31 December	31 December	31 December
	2011	2010	2011	2010
	$’000	$’000	$’000	$’000

Europe	90,791	91,583	64,427	51,351
United States	106,037	71,668	57,631	48,186
Rest of World	4,510	1,656	4,792	1,894

Total	201,338	164,907	126,850	101,431

The Group’s exposure to credit risk also arises with counterparties in respect of surplus cash balances invested.  The Group’s treasury function actively manages available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for surplus cash balances.  These balances are classified as cash and cash equivalents or current asset investments depending on the maturity of the related investment.  Credit risk in relation to these balances is managed through ongoing monitoring of the composition of the balances and ensuring that funds are invested in accordance with strict risk management policies and controls as specified by the Group’s Board of Directors. Surplus cash balances are invested in minimum “A” rated fixed and floating rate securities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

25. Financial Instruments (continued)

Liquid and Capital Resources

The Group’s liquid and capital resources at 31 December 2011 were as follows:

	31 December	31 December
	2011	2010
	$’000	$’000

Current asset investments (note 17)	54,940	-
Cash and cash equivalents (note 18)	119,237	255,706

Total liquid resources	174,177	255,706

Shareholders’ Equity	691,848	683,743

The principal operating cash requirements of the Group include payment of salaries, office rents, travel expenditures and payments to investigators.  Other cash requirements include capital expenditures for facilities and information system enhancements and cash required to fund acquisitions and other growth opportunities. The CRO industry is generally not capital intensive.  The Group primarily finances its operations and growth through cash flows from operations, together with amounts drawn under negotiated facilities as required.

The Group’s primary objectives in managing its liquid and capital resources are as follows:
•       to maintain adequate resources to fund its continued operations,
•       to ensure availability of sufficient resources to sustain future development and growth of the business,
•       to maintain sufficient resources to mitigate risks and unforeseen events which may arise.

The Group manages risks associated with liquid and capital resources through ongoing monitoring of actual and forecast cash balances and by reviewing the existing and future cash requirements of the business.  It ensures that sufficient headroom is available under the Group’s existing negotiated facilities and negotiates additional facilities as required.  Details of the Group’s negotiated facility is set out in note 22 Bank Credit Lines and Loan Facilities. There were no funds drawn down under this at 31 December 2011. Amounts drawn under previous facilities were repaid during the year ended 31 December 2010. The Group may raise additional finance through the issuance of ordinary shares or debt as required.

The following table sets out details of the maturity of the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to contractual maturity date:

Year ended 31 December 2011

	Carrying Amount	Contractual Cashflows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-current other liabilities	(3,232)	(3,232)	-	-	(3,232)	-	-
Non-current provisions	(11,903)	(12,602)	-	-	(12,602)	-	-
Accounts payable	(5,340)	(5,340)	(5,340)	-	-	-	-
Accrued and other liabilities	(104,399)	(104,399)	(104,399)	-	-	-	-
Provisions	(41,489)	(41,974)	(28,682)	(13,292)	-	-	-

	(166,363)	(167,547)	(138,421)	(13,292)	(15,834)	-	-

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

25. Financial Instruments (continued)

Year ended 31 December 2010

	Carrying Amount	Contractual Cashflows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-current other liabilities	(3,676)	(3,676)	-	-	(3,676)	-	-
Accounts payable	(12,314)	(12,314)	(12,314)	(80)	-	-	-
Accrued and other liabilities	(96,061)	(96,063)	(95,983)	-	-	-	-
Current provisions	(3,027)	(3,027)	(3,027)	-	-	-	-

	(115,078)	(115,080)	(111,324)	(80)	(3,676)	-	-
*Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation.

*Non-current other liabilities above excludes retirement plan net benefit obligation (2011: $4.9 million and 2010: $1.0 million) and deferred government grants (2011: $1.4 million and 2010: $1.5 million). Accrued and other liabilities excludes deferred government grants (2011: $0.1 million and 2010: $0.1 million).

Foreign currency risk

The Group is subject to a number of foreign currency risks given the global nature of its operations. The principal foreign currency risks to which the business is subject to includes both foreign currency translation risk and foreign currency transaction risk. Although domiciled in Ireland, the Group reports its results in U.S. dollars. As a consequence the results of non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

The Group is also subject to foreign currency transaction exposures as the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  The Group’s operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of the Group’s activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending, among other things, on which of the Group’s offices provide staff for the contract, and the location of investigator sites.

Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the results of the Group’s operations. The Group regularly reviews its foreign currency exposures and usually negotiates currency fluctuation clauses in its contracts which allow for price negotiation if certain exchange rate triggers occur

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

25. Financial Instruments (continued)

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at 31 December 2011:

	U.S. Dollar	Sterling	Euro	Other	Total
	2011	2011	2011	2011	2011
	$’000	$’000	$’000	$’000	$’000

Accounts receivable	29,302	6,567	2,767	2,437	41,073
Unbilled revenue/payments on account	(17,499)	(3,479)	(2,760)	706	(23,032)
Cash and cash equivalents	69,226	1,752	743	239	71,960
Other current assets	800	214	473	278	1,765
Other non-current assets	90	-	472	44	606
Accounts payable	1	(345)	(194)	(119)	(657)
Accrued and other liabilities	(17,645)	(650)	131	(159)	(18,323)
Current tax payable	-	-	130	4	134
Intergroup transactions	(53,954)	(11,388)	(5,078)	(24,403)	(94,823)

Total Transaction Risk	10,321	(7,329)	(3,316)	(20,973)	(21,297)

Foreign exchange gains and losses recognised on the above balances are recorded in “other operating expenses”. The total foreign exchange loss incurred during the year ending 31 December 2011 amounted to $0.4million (2010: $3.7 million loss).

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at 31 December 2010:

	U.S. Dollar	Sterling	Euro	Other	Total
	2010	2010	2010	2010	2010
	$’000	$’000	$’000	$’000	$’000

Accounts receivable	17,646	4,091	3,156	551	25,444
Unbilled revenue/payments on account	(49,816)	(2,519)	(2,429)	3,817	(50,947)
Cash and cash equivalents	120,740	2,787	454	506	124,487
Other current assets	1,308	204	1,871	1,210	4,593
Other non-current assets	89	-	487	7	583
Accounts payable	(506)	(288)	(98)	(385)	(1,277)
Accrued and other liabilities	373	(461)	139	(132)	(81)
Current tax payable	-	-	88	-	88
Intergroup transactions	(87,959)	(10,023)	(17,682)	(24,134)	(139,798)

Total Transaction Risk	1,875	(6,209)	(14,014)	(18,560)	(36,908)

Translation gains and losses recognised on the above balances are recorded in “other operating expenses”. The total loss incurred during the year ending 31 December 2010 amounted to $3.7million (2009: $1.6 million loss). Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation. There is no change to the overall total balance.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

25. Financial Instruments (continued)

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2011	2010	2011	2010

Euro	1.3991	1.3240	1.2961	1.3377

Pound Sterling	1.6050	1.5420	1.5413	1.5599

A ten percent strengthening or weakening of the US Dollar, Euro and Sterling (considered individually) against all other currencies would have increased or decreased profit and equity by $0.03 million (31 December 2010 $1.8 million) as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates.

Interest rate risk

The Group is exposed to interest rate risk in respect of its cash and cash equivalents, current asset investments and amounts drawn under negotiated facilities which are subject to variable rates of interest.

The Group’s treasury function actively manages its available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Group’s surplus cash balances.  Financial instruments are classified either as cash and cash equivalents or current asset investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A” rated corporate securities. The Group may be subject to interest rate risk in respect of interest rate changes on amounts invested.  The Group manages interest rate risk in respect of these balances by monitoring the composition of the Group’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

In addition to interest rate risk on surplus cash balances invested, the Group may also be subject to interest rate risk on amounts drawn under negotiated facilities which are subject to variable rates of interest.  Details of the Group’s negotiated facility is set out in note 22 Bank Credit Lines and Loan Facilities. There were no amounts drawn down under this at 31 December 2011. Amounts drawn under previous facilities were repaid during the year ended 31 December 2010. The Group manages interest rate risk in respect of amounts drawn under negotiated facilities through ongoing monitoring of actual and forecast cash balances, reviewing existing and future cash requirements of the business and by reviewing existing levels of borrowings having regard to current market interest rates and future trends.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

25. Financial Instruments (continued)

The sensitivity analysis below represents the hypothetical change in our interest income and interest expense based on an immediate 1% movement in market interest rates.

	Interest Income		Interest Expense
	2011	2010	2011	2010
	$’000	$’000	$’000	$’000

As reported	1,194	1,761	-	-

1% Increase	3,280	3,943	-	-

1% Decrease	-	-	-	-

Interest expense included in note 4 relates to commitment fees on bank overdraft and credit facilities and therefore is not included in the above sensitivity analysis. The above analysis assumes that all other variables remain constant.

Fair Values

Financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

25. Financial Instruments (continued)

The fair value of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position are as follows:

	31 December 2011	31 December 2011	31 December 2010	31 December 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$’000	$’000	$’000	$’000
Financial Assets
Other non-current assets	10,601	10,601	10,598	10,598
Accounts receivable	201,338	201,338	164,907	164,907
Unbilled revenue	126,850	126,850	101,431	101,431
Other current assets	26,409	26,409	23,005	23,005
Current asset investments	54,940	54,940	-	-
Cash and cash equivalents	119,237	119,237	255,706	255,706

	539,375	539,375	555,647	555,647

Financial Liabilities
Other non-current liabilities	(3,232)	(3,232)	(3,676)	(4,659)
Non-current provisions	(11,903)	(12,603)	-	-
Accounts payable	(5,340)	(5,340)	(12,314)	(12,314)
Payments on account	(150,792)	(150,792)	(134,240)	(134,240)
Finance lease liabilities	-	-	(158)	(158)
Accrued and other liabilities	(104,399)	(104,399)	(95,899)	(98,884)
Provisions	(41,489)	(41,489)	(3,027)	(3,027)

	(317,155)	(317,855)	(249,314)	(249,314)
Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation. There is no change to the overall total balance.

The carrying values of other non-current assets, accounts receivable, less impairment provision, unbilled revenue, other current assets, cash and cash equivalents, other non-current liabilities, non-current provisions (excluding contingent consideration), accounts payable, payments on account, accrued and other liabilities and provisions (excluding contingent consideration), are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances.

Current asset investments are stated at fair value, with any resultant gain or loss recognised in the statement of comprehensive income. The fair value of current asset investments is their market price at the financial year end date. They are measured on the basis of level 1 inputs.

The fair value finance lease obligations for disclosure purposes is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. They are measured on the basis of level 2 inputs.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

25. Financial Instruments (continued)

Included within non-current provisions and provisions are amounts due in respect of certain performance milestones on recent acquisitions (see note 13 Business combinations).  These amounts are payable over periods up to June 2013 and are included in the financial statements at their fair value and are measured on the basis of level 3 inputs.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

26. Lease commitments

The Group has several non-cancellable operating leases, primarily for facilities, that expire over the next 12 years. These leases generally contain renewal options and require the Group to pay all executory costs such as maintenance and insurance. Future minimum rental commitments for operating leases with non-cancellable terms are as follows:

	31 December	31 December
	2011	2010
	$’000	$’000

Less than one year	36,927	39,405
Between one and two years	31,564	34,302
Between two and three years	26,582	30,191
Between three and four years	20,088	25,327
Between four and five years	16,681	18,986
More than five years	26,884	35,939

Total	158,726	184,150

27. Commitments and contingencies

(a)Capital commitments

The following capital commitments for the purchase of property, plant and equipment were authorised by the Group at 31 December 2011:

	31 December	31 December
	2011	2010
	$’000	$’000
Contracted for	16,655	10,980
Not-contracted for	8,982	10,011

Total	25,637	20,991

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

27. Commitments and contingencies (continued)

(b)Guarantees

Where the Group enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Group considers these to be insurance arrangements and accounts for them as such.  The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under that guarantee.

The Group has guaranteed the liabilities referred to in Section 5 (c) (ii) of the Companies (Amendment) Act, 1986 in respect of the financial year ending 31 December 2011 for the subsidiary companies listed below. These subsidiaries are availing of the exemption under Section 17 of the Companies (Amendment) Act, 1986 not to file statutory financial statements.

-ICON Clinical Research Property Holdings (Ireland) Limited
-ICON Clinical Property Development (Ireland) Limited
-ICON Clinical Property Holdings Limited
-ICON Clinical Property Development Limited
-ICON Clinical Research Limited
-ICS (Ireland) Limited
-Firecrest Clinical Limited

(c)Contractual obligations

The following represents Group contractual obligations and commercial commitments as at 31 December 2011:

	Payments due by period
		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years
	$’000	$’000	$’000	$’000	$’000

Operating lease commitments	158,726	36,927	58,146	36,769	26,884
Share repurchase programme	10,000	10,000	-	-	-
Capital commitments	25,637	25,637	-	-	-

Total	194,363	72,564	58,146	36,769	26,884

The Group expects to spend approximately $35 to $40 million in the next 12 months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  The Group believes that it will be able to fund additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Group may consider acquiring businesses to enhance service offerings and global presence. Any such acquisitions may require additional external financing and the Group may, from time to time, seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Group.

28. Litigation

The Group is not party to any litigation or other legal proceedings that the Group believes could reasonably be expected to have a material adverse effect on the Group’s business, results of operations and financial position.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

29. Related Parties

(i)Transactions with Directors and Executive Officers

The total compensation of the Directors and Executive Officers (key management remuneration) for the years ended 31 December 2011 and 2010 was as follows:

	Year ended 31 December	Year ended 31 December
	2011	2010
	$’000	$’000

Salary and fees	2,145	1,933
Bonus	682	273
Other benefits	83	142
Pension contributions	144	121
Share based payment	1,521	1,164

Total	4,575	3,633

The following share options were awarded to directors and executive officers during the years ended 31 December 2011 and 31 December 2010:

Name of Director/Key Executive Officer	Options	Exercise price	Grant date	Expiry date

Dr. Bruce Given	4,000 4,000	$24.46 $20.28	4 March 2010 3 March 2011	4 March 2018 3 March 2019

Peter Gray	150,000 50,000	$24.25 $20.28	8 March 2010 3 March 2011	8 March 2018 3 March 2019

Ciaran Murray	30,000 30,000 150,000	$24.46 $20.28 $16.80	4 March 2010 3 March 2011 31 October 2011	4 March 2018 3 March 2019 31 October 2019

Brendan Brennan	3,000 5,000	$24.46 $20.28	4 March 2010 3 March 2011	4 March 2018 3 March 2019

Dr. John Climax	2,000 2,000	$24.46 $20.28	4 March 2010 3 March 2011	4 March 2018 3 March 2019

Dr. Ronan Lambe	2,000 2,000	$24.46 $20.28	4 March 2010 3 March 2011	4 March 2018 3 March 2019

Thomas Lynch	2,000 2,000	$24.46 $20.28	4 March 2010 3 March 2011	4 March 2018 3 March 2019

Prof. Dermot Kelleher	2,000 2,000	$24.46 $20.28	4 March 2010 3 March 2011	4 March 2018 3 March 2019

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

29. Related Parties (continued)

Name of Director/Key Executive Officer	Options	Exercise price	Grant date	Expiry date

Declan McKeon	3,000 2,000	$29.45 $20.28	29 April 2010 3 March 2011	29 April 2018 3 March 2019

Cathrin Petty	3,000 2,000	$19.45 $20.28	26 October 2010 3 March 2011	26 October 2018 3 March 2019

Diarmaid Cunningham	2,000 5,000	$24.46 $20.28	4 March 2010 3 March 2011	4 March 2018 3 March 2019

All options granted during the year end 31 December 2011 will vest between 2012 and 2016, with the exception of 100,000 of the options granted to Peter Gray on 8 March 2010 which will vest between 2011 and 2013. All other options granted to Directors and executive officers during 2010 will vest between 2011 and 2015.

On 3 March 2011, Mr. Peter Gray was awarded 100,000 restricted stock units with a vesting period of three years.  However, due to his retirement they are now not expected to vest as originally anticipated. On 10 February 2011, Mr. Ciaran Murray was awarded 50,000 restricted stock units with a vesting period of five years and on 1 October 2011 he was awarded 100,000 restricted stock units with a vesting period of three years.

Details of transactions entered into by Directors and Key Executive Officers in shares and share options of the Group during the year ended 31 December 2011 were are follows:

Options exercised
Name	Number of share options	Average exercise price	Market price on date of exercise

Dr. John Climax	20,000	$8.88	$16.45

Dr. Ronan Lambe	6,000	$8.88	$16.12

Shares purchased/(sold)
Name	Number of shares	Average purchase price/exercise price	Number of shares	Average Market Price of Shares Sold

Peter Gray	-	-	(76,208)	$17.00

Dr. John Climax	-	-	(20,000)	$16.45

Dr. Ronan Lambe	-	-	(6,000)	$16.12

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

29. Related Parties (continued)

 (ii)Other Related Party Transactions

Years ended 31 December 2011 and 2010

On 1 January 2010 the Group entered into a three year agreement with Rotrua Limited, a Company controlled by Dr. John Climax, a non-executive director of the Group. This three year agreement is for the provision of consultancy services by Dr Climax to the Group at an agreed fee of €262,500 ($348,968) per annum.  The consultancy agreement provides that, the Group will provide during the term of the agreement, permanent disability and life insurance cover for Dr. Climax and medical insurance cover for himself and his dependants.

There were no other related party transactions during the years ended 21 December 2011 and 2010.

30. Subsequent Events

(a) Post year end acquisition of PriceSpective LLC

On 28 February 2012 the Group acquired 100% of the common stock of PriceSpective LLC (“PriceSpective”), a global leader in value strategy consulting, for an initial cash consideration of $37.1 million.

Headquartered in Philadelphia, (USA) and with offices in London (UK), Los Angeles (USA), San Diego (USA), Raleigh (USA) and Boston (USA), PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, health economics outcome research (HEOR), due diligence support and payer engagement services. Since PriceSpective’s inception in 2003, it has developed strategies for dozens of new product launches and hundreds of development and in-market products across 40 plus disease areas.

Further consideration of up to $15.0 million may become payable if certain performance milestones are achieved in the period to December 2012.The following table summarises the Group’s provisional estimates of the fair values of assets acquired and the liabilities assumed other than for intangible assets. The Group expects to finalise the purchase price allocation including the fair value of intangibles acquired during the first half of 2012:

	Carrying	Fair Value	Fair Value
	Amount	Adjustment
	$’000	$’000	$’000

Property, plant and equipment	208	-	208
Goodwill*	-	53,336	53,336
Cash and cash equivalents	2,311	-	2,311
Accounts receivables	2,662	-	2,662
Other current assets	1,292	-	1,292
Non-current assets	60	-	60
Current liabilities	(7,737)	-	(7,737)

Total			52,132
*Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services.

The carrying value of accounts receivables in the above table are the gross contractual amounts receivable and are carried at amortised cost. This is assumed to be approximate to their fair value due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts as due.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

30. Subsequent Events (continued)

(b) Post year end acquisition of BeijingWits Medical Limited

On 15 February 2012 the Group acquired 100% of the common stock of BeijingWits Medical Limited (“BeijingWits”), a leading Chinese CRO, for an initial cash consideration of $9.0 million.

BeijingWits offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Group’s service capabilities in the region, BeijingWits will also strengthen the Group’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong.

Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in the period to 31 December 2013. The following table summarises the Group’s provisional estimates of the fair values of assets acquired and the liabilities assumed other than for intangible assets. The Group expects to finalise the purchase price allocation including the fair value of intangibles acquired during the first half of 2012:

	Carrying	Fair Value	Fair Value
	Amount	Adjustment
	$’000	$’000	$’000

Property, plant and equipment	137	-	137
Goodwill	-	15,139	15,139
Cash and cash equivalents	587	-	587
Accounts receivable	657	-	657
Other current assets	443	-	443
Non-current assets	83	-	83
Current liabilities	(1,046)	-	(1,046)

Total			16,000

The carrying value of accounts receivables in the above table are the gross contractual amounts receivable and are carried at amortised cost. This is assumed to be approximate to their fair value due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts as due.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

31. Subsidiary Undertakings

As at 31 December 2011 the Group had the following principal subsidiary undertakings:

Name	Registered Office	Proportion held by group
ICON Clinical Research Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%*

ICON Clinical Research Inc.	212 Church Road North Wales Pennsylvania PA 19454 U.S.A.	100%

ICON Clinical Research (UK) Limited	Concept House 6, Stoneycroft Rise Chandlers Ford Eastleigh Hampshire, SO53 3LD England	100%*

ICON Clinical Research GmbH	Heinrich-Hertz Strasse 26 D-63225 Langen Germany	100%*

ICON Clinical Research SARL	20, rue Troyon 92310 Sevres France	100%

ICON Clinical Research Israel Limited	6 Haba’al Shem Tov st. North Industrial Area Lod 71289 POB 1114 Lod 71100 Israel	100%

ICON Clinical Research	Calle Josep Pla, número 2 Torre Diagonal Mar piso 11 módulo 1 08019 Barcelona Spain	100%

ICON Clinical Research Kft.	Szepvolgy ut 39 Szepvolgy Irodapark 1037 Budapest Hungary.	100%

ICON Clinical Research S.R.L.	3rd Floor 133-137 Calea Floreasca, 1st District Bucharest Romania	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Clinical Research EOOD	4th floor, Saborna Str. 2a, Sredets Municipality Sofia Bulgaria	100%

ICON Research d.o.o	Radnička cesta 80 Zagreb Croatia	100%

ICON Clinical Research LLC	Bulevar Zorana Djindjica 64a 11070 Belgrade Serbia	100%

ICON Clinical Research LLC	4th Floor St. Poleva, 24 Kiev Ukraine, 03056	100%

ICON Holdings	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

ICON Holdings Clinical Research International Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

ICON Clinical Research S.R.O	V parku 2335/20, Post Code 148 00 Prague 4 Czech Republic	100%

ICON Clinical Research (Canada) Inc.	7405, Transcanada Highway Suite 300 St.Laurent Quebec (H4T 1Z2) Canada	100%

ICON Clinical Research Pty Limited	Level 2, Suite 201 2-4 Lyon Park Road North Ryde Sydney N.S.W. 2113 Australia	100%*

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Clinical Research (New Zealand) Limited	Plaza Level, AXA Centre 41 Shortland Street Auckland 1010, New Zealand	100%

ICON Japan K.K.	MD Kanda Building 6F-7F Kanda-Mitoshirocho Chiyoda-ku Tokyo, 101-0053 Japan	100%*

ICON Clinical Research Pte Limited	Raffles Place, #20-05 Clifford Centre Singapore 048621	100%

ICON Clinical Research Korea Yuhan Hoesa	18th Floor, Capital Tower 736-1, YeokSam-Dong KangNam-Gu Seoul, Korea 135-983	100%

ICON Clinical Research India Private Limited	RMZ Millennia Business Park Building 3A, 2nd Floor 143 Dr. M G R Road Kandhanchavady Chennai - 600 096 Tamil Nadu India	100%

ICON Clinical Research S.A.	Av. Fondo de la Legua 936/54 Edificio Lomas de San Isidro Plaza1 Martinez Buenos Aires (B1640ED0) Argentina	100%

ICON Pesquisas Clinicas LTDA	Avenida Paulista No. 2300 Andar Pilotis-sal 03100-300 Bela Vista Sao Paulo SP Brazil	100%

ICON Clinical Research Mexico S.A. de CV	Barranca del Muerto 329 3rd Floor Col. San José Insurgentes 03900 México D.F.	100%

ICON Chile Limitada	Huerfanos 770 piso 4 oficina 402, Santiago, Chile	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Clinical Research Peru SA	Edificio Real Seis Av. Victor A. Belaunde 147 Via Principal 140-Piso Ofs 713 y 715 San Isidro-Lima 27 Peru	100%

ICON Development Solutions Limited	Skelton House, 1 Manchester Science Park Lloyd Street North Manchester M15 6SH England	100%

DOCS Global Inc.	2 Grand Central Tower 140 East 45th Street 10017 NY New York, U.S.A	100%

DOCS International BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%

ICON Development Solutions, Inc.	7740 Milestone Parkway, Suite 150 Hanover, MD 21076 U.S.A	100%

ICON Central Laboratories, Inc.	123 Smith Street Farmingdale New York 11735 U.S.A	100%

Beacon Bioscience, Inc.	4259 W. Swamp Road Suite 410 Doylestown, PA 18901-1033 U.S.A	100%

Healthcare Discoveries Inc	8307 Gault Lane San Antonio TX 78209 U.S.A	100%

Prevalere Life Sciences Inc	8282 Halsey Road Whitsboro NY 13492 U.S.A	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
Icon Medical Imaging AG	Zeltweg 46 8032 Zurich Switzerland	100%

ICON Clinical Research (Beijing) Co. Limited	Suite 1008, North Building, Junefield Plaza, No. 6 Xuabwumenwai Ave, Beijing, China, 100052	100%

ICON Clnical Research Services Philippines Inc.	28 Floor, Tower 2 The Enterprise Center 6766 Ayala Ave Corner Paseo de Roxas Makati City 1226 Philippines	100%

Oxford Outcomes Limited	Seacourt Tower West Way Oxford OX2 OJJ UK	100%

Oxford Outcomes Inc.	7315 Wisconsin Avenue, Suite 250, Bethesda, MD 20814 U.S.A	100%

Oxford Outcomes (Canada) Ltd	Suite 450, 688 W. Hastings Street, Vancouver, British Columbia, Canada	100%

Firecrest Clinical Limited	Unit 1 Mary Rosse Centre, Holland Road, National Technology Park, Limerick, Republic of Ireland	100%

ICON Clinical Research Hong Kong Limited	Suite 503 5/F Chinachem Exchange Square 1 Hoi Wan Street Quarry Bay Hong Kong China	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
Icon Clinical Research spzoo	Al. Jerozolimskie 56C 00-803 Warsaw Poland	100%

DOCS Insourcing BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%

DOCS International Germany GMBH	An der Welle 4 60422 Frankfurt Germany	100%

DOCS International UK Limited	Concept house 6 Stoneycroft Rise Chandlers Ford Eastleigh Hampshire SO53 3LD UK	100%

DOCS International Poland sp.zoo	ul. Grojecka 5 Warsaw Poland 02-019	100%

DOCS International Nordic Countries A/S	Tuborg Boulevard 12 2900 Hellerup Denmark	100%

DOCS International Sweden AB	Solna Stranvag 78 17154 Solna Sweden	100%

DOCS International Finland OY	Mannerheimintie 12B 5th Floor FIN-00100 Helsinki Finland	100%

DOCS International Switzerland GMBH	Steinengraben 40 c/0 Experfina AG CH-4002 Basel Switzerland	100%

DOCS International Belgium NV	Pegasuslaan 5 1831 Diegem Belgium	100%

DOCS Italy	Via Washington n.70 Milan Italy	100%

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by group
ICON Investments Ltd (Jersey)	PO Box 76 Kleinwort Benson House Wests Centre St Helier JE4 8PQ, Jersey	100%

Icon Clinical Property Development Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

Icon Clinical Research Property Development Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

DOCS International France SAS	20, Rue Troyon Sevres France, 92310	100%

ICON Luxembourg	2, Millewee L-7257 Walferdange Luxembourg	100%

PriceSpective LLC	Pricespective LLC 460 Norristown Rd, Suite 350 Blue Bell, PA 19422 U.S.A	100%

PriceSpective Limited	Pricespective Limited 22 Tudor Street London EC4Y 0AY UK	100%

Beijing Wits Medical Consulting Co. Limited	Beijing Witts Room 1502-05, Tower B, Global Trade Center, No. 36 East Third Ring North Road Dongcheng District, Beijing, 100013 China	100%
* held directly

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2011

32. Approval of financial statements

The Board of Directors approved these financial statements on 30 April 2012.

Company Statement of Financial Position
as at 31 December 2011

	Note	31 December	31 December
		2011	2010
		$’000	$’000
ASSETS
Non-current assets
Property, plant and equipment	1	1,472	1,823
Intangible assets	2	690	361
Investment in subsidiaries	3	305,164	336,136
Deferred tax asset	4	666	1,071
Total non-current assets		307,992	339,391

Current assets
Other current assets	5	3,446	2,560
Amounts due from subsidiary undertakings		82,529	785
Current taxes receivable		133	-
Cash and cash equivalents		3,729	2,314
Total current assets		89,837	5,659

Total assets		397,829	345,050

EQUITY
Share capital		5,055	5,063
Share premium		160,090	155,537
Capital redemption reserve		44	-
Share based payment reserve		38,170	30,900
Other reserves		6,071	6,071
Functional currency translation reserve		(7,738)	13,997
Retained earnings		186,461	124,867
Attributable to equity holders		388,153	336,435

Total equity		388,153	336,435

LIABILITIES
Current liabilities
Accounts payable		438	168
Accrued and other liabilities	6	9,238	8,386
Current taxes payable		-	61
Total current liabilities		9,676	8,615

Total liabilities		9,676	8,615

Total equity and liabilities		397,829	345,050

On behalf of the Board

Dr. Bruce Given	Ciaran Murray
Director	Director

Company Statement of Changes in Equity
for the year ended 31 December 2011

	Number	Share	Share	Capital Redemption	Share Based Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2011	60,247,092	5,063	155,537	-	30,900	6,071	13,997	124,867	336,435
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	68,418	68,418
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	(21,735)	-	(21,735)
Total other comprehensive income	-	-	-	-	-	-	(21,735)	-	(21,735)
Total comprehensive income for the year	-	-	-	-	-	-	(21,735)	68,418	46,683
Transactions with owners, recorded directly in equity
Share based payment	-	-	-	-	9,564	-	-	-	9,564
Exercise of share options	430,340	36	4,629	-	-	-	-	-	4,665
Issue of shares arising from issue of restricted share units	3,768	-	-	-	-	-	-	-	-
Share issue costs	-	-	(76)	-	-	-	-	-	(76)
Repurchase of ordinary shares	(545,597)	(44)	-	44	-	-	-	(9,005)	(9,005)
Share repurchase costs	-	-	-	-	-	-	-	(113)	(113)
Transfer of exercised and expired share based awards	-	-	-	-	(2,294)	-	-	2,294	-
Total contributions by and distributions to owners	(111,489)	(8)	4,553	44	7,270	-	-	(6,824)	5,035
Total transactions with owners	(111,489)	(8)	4,553	44	7,270	-	-	(6,824)	5,035
Balance at 31 December 2011	60,135,603	5,055	160,090	44	38,170	6,071	(7,738)	186,461	388,153
As permitted by section 148(8) of the Companies Act 1963, the Company has not presented a Company income statement. The profit for the 2011 financial year retained by the Company amounted to $68,418,000 (2010: profit $1,956,000).

Company Statement of Changes in Equity
for the year ended 31 December 2010

				Share Based
	Number of shares	Share Capital	Share Premium	Payment Reserve	Other Reserves	Currency Reserve	Retained Earnings	Total Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at 1 January 2010	59,007,565	4,965	142,518	29,919	6,071	32,521	116,509	332,503
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	1,956	1,956
Other comprehensive income
Foreign currency translation	-	-	-	-	-	(18,524)	-	(18,524)
Total other comprehensive income	-	-	-	-	-	(18,524)	-	(18,524)
Total comprehensive income for the year	-	-	-	-	-	(18,524)	1,956	(16,568)
Transactions with owners, recorded directly in equity
Share based payment	-	-	-	7,383	-	-	-	7,383
Exercise of share options	1,237,015	98	13,070	-	-	-	-	13,168
Issue of shares arising from issue of restricted share units	2,512	-	-	-	-	-	-	-
Share issue costs	-	-	(51)	-	-	-	-	(51)
Transfer of exercised and expired share based awards	-	-	-	(6,402)	-	-	6,402	-
Total contributions by and distributions to owners	1,239,527	98	13,019	981	-	-	6,402	20,500
Total transactions with owners	1,239,527	98	13,019	981	-	-	6,402	20,500
Balance at 31 December 2010	60,247,092	5,063	155,537	30,900	6,071	13,997	124,867	336,435
As permitted by section 148(8) of the Companies Act 1963, the Company has not presented a Company income statement. The profit for the 2010 financial  year retained by the Company amounted to $1,956,000 (2009: loss of $2,426,000).

Company Statement of Cash Flows
for the year ended 31 December 2011

	Note	Year ended	Year ended
		31 December	31 December
		2011	2010
		$’000	$’000

Profit for the financial year		68,418	1,956
Adjustments to reconcile net income to net cash generated from operating activities
Loss on disposal of fixed asset		-	8
Depreciation	1	535	524
Amortisation of intangible assets	2	188	98
Share based payment		2,145	1,247
Interest on intercompany loans	3	(2,770)	(2,518)
Financing expense		818	1,057
Income tax expense		838	699
Operating cash inflow before changes in working capital		70,172	3,071

(Increase)/decrease in other current assets		(1,168)	555
Increase in accounts payable and accrued and other liabilities		1,250	16,062
Increase in income taxes payable		72	72
Cash provided by operations		70,326	19,760
Interest paid		(388)	(833)
Income taxes paid		(715)	(489)
Net cash inflow from operating activities		69,223	18,438
Investing activities
Purchase of computer software		(566)	(671)
Purchase of property, plant and equipment		(278)	(278)
Net cash used by investing activities		(844)	(949)
Financing activities
Increase in amounts due from subsidiary undertakings		(62,380)	(29,203)
Proceeds from exercise of share options		4,665	13,168
Share issuance costs		(76)	(51)
Repurchase of ordinary shares		(9,005)	-
Share repurchase costs		(113)	-
Net cash used in financing activities		(66,909)	(16,086)
Net increase in cash and cash equivalents		1,470	1,403
Effect of exchange rate changes		(55)	(120)
Cash and cash equivalents at start of year		2,314	1,031
Cash and cash equivalents at end of year		3,729	2,314

Notes to Company Financial Statements
for the year ended 31 December 2011

1.  Property, plant and equipment

			Office
	Leasehold	Computer	furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2011	682	1,339	1,606	3,627
Additions	2	281	27	310
Foreign currency movement	(54)	(75)	(98)	(227)

At 31 December 2011	630	1,545	1,535	3,710

Depreciation
At 1 January 2011	235	986	583	1,804
Charge for the year	140	211	184	535
Foreign currency movement	(16)	(50)	(35)	(101)

At 31 December 2011	359	1,147	732	2,238

Net book value
At 31 December 2011	271	398	803	1,472

At 31 December 2010	447	353	1,023	1,823

			Office
	Leasehold	Computer	furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2010	528	1,204	1,406	3,138
Additions	183	203	287	673
Disposals	-	-	(12)	(12)
Foreign currency movement	(29)	(68)	(75)	(172)

At 31 December 2010	682	1,339	1,606	3,627

Depreciation
At 1 January 2010	142	777	438	1,357
Charge for the year	100	251	173	524
Eliminated on disposals	-	-	(4)	(4)
Foreign currency movement	(7)	(42)	(24)	(73)

At 31 December 2010	235	986	583	1,804

Net book value
At 31 December 2010	447	353	1,023	1,823

At 31 December 2009	386	427	968	1,781

Notes to Company Financial Statements (continued)
for the year ended 31 December 2011

2. Intangible assets

Computer Software $’000
Cost
At 1 January 2010	242
Additions	278
Foreign exchange movement	(5)
At 31 December 2010	515

Additions	532
Foreign exchange movement	(20)
At 31 December 2011	1,027

Amortisation
At 1 January 2010	59
Arising during the year	98
Foreign exchange movement	(3)
At 31 December 2010	154

Arising during the year	188
Foreign exchange movement	(5)
At 31 December 2011	337

Net book value
At 31 December 2011	690

At 31 December 2010	361

Notes to Company Financial Statements (continued)
for the year ended 31 December 2011

3. Investment in subsidiaries

	Investment in Subsidiary Undertakings $’000	Long Term Advances to Subsidiary Undertakings $’000	Total $’000
Cost
At 1 January 2010	275,964	75,226	351,190
Imputed interest on long term intercompany loans	-	2,518	2,518
Disposals	(6,101)	-	(6,101)
Share based payment	6,136	-	6,136
Foreign exchange movement	(15,220)	(2,387)	(17,607)
At 31 December 2010	260,779	75,357	336,136
Imputed interest on long term intercompany loans	-	2,770	2,770
Additions	452	-	452
Disposals	(30,885)	-	(30,885)
Impairment	(391)	-	(391)
Share based payment	7,420	-	7,420
Foreign exchange movement	(5,356)	(4,982)	(10,338)
At 31 December 2011	232,019	73,145	305,164

4. Deferred taxation

The net deferred tax asset at 31 December 2011 was as follows:

	31 December	31 December
	2011	2010
	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	181	245
Property, plant and equipment	6	33
Share based payment	30
Loans to subsidiaries	477	808

Total deferred taxation assets	694	1,086

Deferred taxation liabilities
Property, plant and equipment	(24)	(10)
Accrued expenses and payments on account	(4)	(5)

Total deferred taxation liabilities	(28)	(15)

Net deferred taxation asset	666	1,071

Notes to Company Financial Statements (continued)
for the year ended 31 December 2011

4. Deferred taxation (continued)

The movement in temporary differences during the year ended 31 December 2011 and year ended 31 December 2010 was as follows:

	Balance		Balance
	1 January	Recognised in	31 December
	2011	Income	2011
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	245	(64)	181
Property plant and equipment	33	(27)	6
Share based payments	-	30	30
Loans to subsidiaries	808	(331)	477

Total deferred taxation assets	1,086	(392)	694

Deferred taxation liabilities
Property, plant and equipment	(10)	(14)	(24)
Accrued expenses and payments on account	(5)	1	(4)

Total deferred taxation liabilities	(15)	(13)	(28)

Net deferred taxation asset	1,071	(405)	666

	Balance		Balance
	1 January	Recognised in	31 December
	2010	Income	2010
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	178	67	245
Property plant and equipment	71	(38)	33
Loans to subsidiaries	1,126	(318)	808

Total deferred taxation assets	1,375	(289)	1,086

Deferred taxation liabilities
Property, plant and equipment	(42)	32	(10)
Accrued expenses and payments on account	-	(5)	(5)

Total deferred taxation liabilities	(42)	27	(15)

Net deferred taxation asset	1,333	(262)	1,071
At 31 December 2011 and 31 December 2010 the Company had no operating loss carry forwards for income tax purposes and there were no deferred tax assets that have not been recognised.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2011

5. Other current assets

	31 December	31 December
	2011	2010
	$’000	$’000

Prepayments	1,993	865
Other receivables	1,453	1,695

Total	3,446	2,560

6. Accrued and other liabilities

	31 December	31 December
	2011	2010
	$’000	$’000
Current liabilities
Accruals and other liabilities	9,238	8,386

Total	9,238	8,386

7. Payroll and related benefits

The aggregate payroll costs of employees of the Company for the year ended 31 December 2011 was as follows:

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000

Wages and salaries	28,819	24,797
Social welfare costs	5,374	4,839
Pension costs for defined contribution pension schemes	1,179	2,045
Share based payment	2,145	1,247

Total	37,517	32,928

Certain employees of the Company are eligible to participate in a defined contribution plan (the "plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions typically at 6% of the participant's annual compensation. The Company also makes contributions for Directors and Executive officers at rates ranging from 10% to 15% of the individual’s  basic salary. Contributions to this plan are recorded as a remuneration expense in the Company Income Statement. Contributions for the year ended 31 December 2011 and the year ended 31 December 2010 were $1,179,000 and $2,045,000 respectively.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2011

7. Payroll and related benefits (continued)

The average number of employees, including executive Directors, employed by the Company for the year ending 31 December 2011 was as follows:

	Year ended	Year ended
	31 December	31 December
	2011	2010

Marketing	3	3
Administration	99	87
Clinical research	356	362

Total	458	452

8. Related parties

The Company entered into the following transactions with subsidiary companies during the period:

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000
Income Statement
Expenses recharged to subsidiary companies	22,454	13,723
Imputed interest charged to subsidiary companies	2,770	2,518

Total	25,224	16,241

Cash Flow Statement
Increase in intercompany debtor	(62,380)	(29,203)

Total	(62,380)	(29,203)

Directors and Executive Officers of the Parent Company are the same as those for the Group.  For information on transactions with Directors and Executive Officers see note 29 to the Group financial statements, and for information on Directors’ remuneration see note 8.

9.   Commitments and Contingencies

The Company has no commitments or contingencies at 31 December 2011 (2010: $nil).

10. Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2011

11. Financial instruments

The Company is exposed to various financial risks in the normal course of the business.  The Company’s financial instruments typically comprise, cash, bank borrowings and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations.  The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, interest rate risk, and foreign exchange risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  Credit risk in respect of the Company arises on balances due from group companies, and as the group is financially sound and the subsidiary entities that ICON Plc the company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s liquidity risk arises from the repayment of short term debt and other obligations as they fall due.  The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due. The Company’s bank credit lines and facilities are the same as Group. Details of the Group’s bank credit lines and facilities are set out in note 22.

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to the contractual maturity date:

At 31 December 2011

	Carrying Amount	Contractual Cashflows	6 mths or less	6 to12 mths	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(438)	(438)	(438)	-	-	-	-
Accruals and other liabilities	(9,238)	(9,238)	(9,238)	-	-	-	-

	(9,676)	(9,676)	(9,676)	-	-	-	-

At 31 December 2010

	Carrying Amount	Contractual Cashflows	6 mths or less	6 to12 mths	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(168)	(168)	(168)	-	-	-	-
Accruals and other liabilities	(8,386)	(8,386)	(8,386)	-	-	-	-

	(8,554)	(8,554)	(8,554)	-	-	-	-
Foreign currency risk

While the functional currency of the Company is Euro, the Company reports its results in U.S. dollars. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar.  At 31 December 2011 (2010: $nil) the Company had $ nil US dollar denominated bank loans.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2011

11. Financial instruments (continued)

Interest rate risk

The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in desired currencies at both fixed and floating rates of interest.  In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available.  The Company determines the level of borrowings at fixed rates of interest having regard to current market rates and future trends.  At 31 December 2011, the Company did not have any borrowings drawn down.

Fair Values

Financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value of the Company’s financial assets and liabilities, together with the carrying amounts, which are shown in the Statement of Financial Position, are as follows:

	31 December 2011	31 December 2011	31 December 2010	31 December 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$’000	$’000	$’000	$’000

Loans to subsidiaries	73,145	73,002	75,357	73,823
Amounts due from subsidiary undertakings	82,529	82,529	785	785
Cash and cash equivalents	3,729	3,729	2,314	2,314
Other current assets	3,446	3,446	2,560	2,560

	162,849	162,706	81,016	79,482

Accounts payable	(438)	(438)	(168)	(168)
Accruals and other liabilities	(9,238)	(9,238)	(8,386)	(8,386)

	(9,676)	(9,676)	(8,554)	(8,554)

Notes to Company Financial Statements (continued)
for the year ended 31 December 2011

11. Financial instruments (continued)

The carrying values of cash and cash equivalents, other current assets, accounts payable, amounts due from subsidiary undertakings and accruals and other liabilities are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances.

The fair value of loans to subsidiaries for disclosure purposes is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. They are measured on the basis of level two inputs.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

12. Approval of financial statements

The Board of Directors approved the Company financial statements on 30 April 2012.

Reconciliation from IFRS to US Accounting Policies

The financial statements of the Group set out on pages 41 to 139 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU IFRS”), which differ in certain significant respects from generally accepted accounting principles applicable in the U.S. (“U.S. GAAP”).  The material differences as they apply to the Group’s financial statements are as follows:

(a)	Financial statement format

The format of the financial statements and certain note disclosures differ under U.S. GAAP from those under EU IFRS.  The Group prepared a U.S. Securities and Exchange Commission Form 20-F Report which was made available to all shareholders in March 2012. The financial statements included in such Form 20-F are prepared in accordance with U.S. GAAP.

(b)	Merger with PRAI

The Group accounts for business combinations under EU IFRS in accordance with the IFRS 3 Business Combinations.  As permitted by IFRS 1 First Time Adoption of International Financial Reporting Standards the Group has only restated business combinations from 1 June 2001 onwards.  Business combinations prior to this date have not been restated.  In addition, goodwill has no longer been amortised since 1 June 2001, but rather is tested annually for impairment.  U.S. GAAP adopts different criteria to EU IFRS for establishing the method of accounting to be adopted for business combinations. On 28 January 2000 the Group completed a transaction with Pacific Research Associates Inc. (“PRAI”), a Group specialising in data management, statistical analysis and medical and regulatory consulting based in San Francisco, USA.  The merger with PRAI was accounted for using acquisition accounting principles in accordance with EU IFRS whilst U.S. GAAP required that the merger be accounted for using the pooling-of-interest method of accounting. U.S. GAAP pooling-of-interest accounting has resulted in a number of adjustments. Most significantly

(i)	the Group’s historic US GAAP financial statements have been restated to reflect the combined results of ICON and PRAI;
(ii)	the costs of the merger were expensed for U.S. GAAP purposes and included in the cost of acquisition for IFRS;
(iii)	goodwill arising on IFRS has been amortised over its expected useful life up to 31 May 2001. No goodwill arose on the merger under U.S. GAAP;
(iv)	the tax charge arising on the conversion of PRAI from an S-Corporation to a C-Corporation is treated as a pre acquisition charge under IFRS.

(c)Share based payment expense

IFRS requires that the fair value of share based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  In the year ending 31 December 2009, the Group has accounted for share based payments under U.S. GAAP in accordance with FASB ASC 718, Compensation – Stock Compensation, which also requires that the fair value of share based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  There is a difference in recorded expense because firstly different periods are in scope for both treatments due to the different effective dates under both standards and secondly due to different models used to calculate the fair value of options. Under US GAAP the Black-Scholes model was used for the calculation of the expense whereas under IFRS this model is not the preferred model to be used and as such the binomial model is used.

Reconciliation from IFRS to US Accounting Principles (continued)

(d)    Deferred tax assets

IFRS requires that the fair value of share based payments, including share options issued to employees, is expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  Under U.S. tax law the Group receives a tax deduction when U.S. employee share options are exercised.  This deduction is measured as the intrinsic value of the share options at the date the options are exercised.  Therefore, the tax deduction generally arises in different amounts and in different periods from compensation cost recognised in the financial statements.

Under US GAAP, FASB ASC 740, Income Taxes, the Group has recognised a deferred tax asset for the cumulative amount of compensation cost recognised in the financial statements for options that will result in a future tax deduction.  A similar deferred tax asset is also recognised under IFRS for options that will result in a future tax deduction, however, under IAS 12 Income Taxes if the tax deduction available in future periods is not known at the end of the period it is estimated based on information available at the end of the period.  As the tax deduction is dependent upon the Group’s share price at the exercise date, the measurement of the deductible temporary difference is based on the Group’s share price at the end of the period.  Where the amount of the estimated future tax deduction exceeds the amount of the related cumulative remuneration expense, the deferred tax associated with the excess is recognised directly in equity.

(e)Forward-looking statements

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Group’s control. Any forward-looking statement made by us is based only on information currently available as at the time of publication of this report. Forward-looking statements are subject to the occurrence of many events outside of ICON’s control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. These risk factors described in Appendix A on pages to 144 to 151 include, without limitation, the inherent risk of dependence on pharmaceutical and biotechnology industries and certain clients, termination or delay of large contracts, risk of cost overruns, the risk of clinical outcomes, regulatory risks, and market competition.

Reconciliation from IFRS to US Accounting Principles (continued)

The following is a summary of the material adjustments to profit for the financial year and shareholders’ equity, which would be required, had the financial statements been prepared in accordance with U.S. GAAP.

(i)	Effect on profit for the financial year

	Year ended	Year ended
	31 December	31 December
	2011	2010
	$’000	$’000
Profit for the financial year attributable to equity holders as stated under IFRS	19,230	86,172

US GAAP adjustments
Share based payment expense under IFRS	9,564	7,383
Share based payment expense under U.S. GAAP	(9,355)	(7,408)
Deferred tax adjustments on share based payments	3,441	924

Net income as stated under U.S. GAAP	22,880	87,071

Basic earnings per Ordinary Share under U.S. GAAP	$0.38	$1.46

Diluted earnings per Ordinary Share under U.S. GAAP	$0.37	$1.44

(ii)	Effect on shareholders’ equity

	31 December	31 December
	2011	2010
	$’000	$’000

Shareholders’ equity as stated under IFRS	691,848	683,745

US GAAP adjustments
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	3,705	263

Shareholders’ equity as stated under U.S. GAAP	681,544	669,999

Reconciliation from IFRS to US Accounting Principles (continued)

(iii)	Effect on total assets

	31 December	31 December
	2011	2010
	$’000	$’000

Total assets as stated under IFRS	1,029,352	949,761

US GAAP adjustments
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	3,705	263
Offset between deferred tax assets and liabilities	16,419	13,523

Total assets as stated under U.S. GAAP	1,035,467	949,538

(iv)	Effect on total liabilities

	31 December	31 December
	2011	2010
	$’000	$’000

Total liabilities as stated under IFRS	337,504	266,016

US GAAP adjustments
Offset between deferred tax assets and liabilities	16,419	13,523

Total liabilities as stated under U.S. GAAP	353,923	279,539

Appendix A: Risk Factors

Risk related to our business and operations

We depend on a limited number of clients and a loss of or significant decrease in business from them or one or more of them could affect our business.

We have in the past and may in the future derive a significant portion of our net revenue from a relatively limited number of major projects or clients.  During the years ended 31 December 2011, 31 December 2010 and 31 December 2009, 37%, 33% and 27% respectively of our net revenues were derived from our top five clients.  During the year ended 31 December 2011 13% of our net revenues were derived from one client, with no other client contributing more than 10% of net revenues during this period. During the years ended 31 December 2010 and 31 December 2009 no one client contributed more than 10% of net revenues. The loss of, or a significant decrease in business from one or more of these key clients could have a material adverse impact on our results of operations.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we were unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed in the contract between the Group and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Group regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Group further ensures that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognise and negotiate change orders for changes in the resources required or the scope of the work to be performed the Group could lose money if the costs of performance of these contracts exceeded their fixed fees.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and/or we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including:

●	the failure of products being tested to satisfy safety or efficacy requirements;
●	unexpected or undesired clinical results of the product;
●	a decision that a particular study is no longer necessary or viable;
●	poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; or
●	production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

Appendix A: Risk Factors (continued)

If we fail to attract or retain qualified staff, our performance may suffer.

Our business, future success and ability to continue and expand operations depend upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. Although we have not had any significant difficulty attracting or retaining qualified staff in the past, there is no guarantee that we will be able to continue to attract a sufficient number and calibre of clinical research professionals at an acceptable cost.

Our ability to perform clinical trials is dependant upon our ability to recruit suitable willing investigators and patients.

We contract with physicians located in hospitals, clinics or other such sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The availability of suitable patients for enrolment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trial.  Insufficient patient enrolment or investigator recruitment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

We are highly dependent on information technology. If our systems fail or are unreliable our operations may be adversely impacted.

The efficient operation of our business depends on our information technology infrastructure and our management information systems. Our information technology infrastructure includes both third party solutions and applications designed and maintained internally. Since our Group operates on multiple platforms, the failure of our information technology infrastructure and/or our management information systems to perform could severely disrupt our business and adversely affect our results of operation. In addition, our information technology infrastructure and/or our management information systems are vulnerable to damage or interruption from natural or man-made disasters, terrorist attacks, computer viruses or hackers, power loss, or other computer systems, Internet telecommunications or data network failures. Any such interruption could adversely affect our business and results of operations.

We may make acquisitions in the future, which may lead to disruptions to our ongoing business.

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to successfully integrate an acquired group or business, the acquisition could lead to disruptions to our business. The success of an acquisition will depend upon, among other things, our ability to:

•	assimilate the operations and services or products of the acquired group or business;

•	integrate acquired personnel;

•	retain and motivate key employees;

•	retain customers; and

•	minimise the diversion of management's attention from other business concerns.

In the event that the operations of an acquired group or business do not meet our performance expectations, we may have to restructure the acquired group or business or write-off the value of some or all of the assets of the acquired group or business.

Appendix A: Risk Factors (continued)

Our operations might be impacted by a disruption to travel systems.

Many of our operations rely on the availability of air or other transportation for the distribution of clinical trial materials, study samples and personnel. A disruption to the air travel system or other travel systems could materially impact our operations. While we have developed contingency plans to minimise the impact of such events, a disruption to the availability of air transportation or other travel systems could have a material adverse impact on our activities and results of operations.

We rely on our interactive voice response systems to provide accurate information regarding the randomisation of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run interactive voice response systems to automatically manage the randomisation of patients in trials, assign the study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, invalidation of the trial, liability claims against the Group or all three.

We rely on various control measures to mitigate the risk of a serious adverse event resulting from healthy volunteer Phase I trials.

We conduct healthy volunteer Phase I trials including first-into-man trials. Due to the experimental nature of these studies, serious adverse events may arise. We mitigate such events by following Good Clinical Practice and ensuring appropriately trained and experienced clinical physicians are managing these trials and that internal Standard Operating Procedures and client protocols are rigorously adhered to. We also ensure that a signed contract is in place with the client in advance of clinical dosing with appropriate indemnifications and insurance coverage. We maintain our own no-faults clinical trial insurance. Following our internal review and submission, an Independent Ethics committee approves the study protocol and appropriate approval is obtained from the relevant regulatory body.

Risk Related to Our Industry

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could adversely affect our business. For example, if these companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilise our services. In addition, if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business

Appendix A: Risk Factors (continued)

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. This has generally been positive for CRO’s as it has resulted in increased outsourcing by these companies.  However, in an effort to drive further efficiencies in their development processes, large pharmaceutical companies in particular are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  While we believe this trend will benefit large CRO’s with global capabilities and expertise such as ICON, and may also lead to increased outsourcing spend, the failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

Our results of operations in any quarter can fluctuate depending upon, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation and cancellation or termination of projects in a quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number and percentage of employees who were working on projects billable to the client during that period. We may be unable to compensate for periods of underutilisation during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

Our contracts with clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations. This risk is partially mitigated by clauses in certain of our contracts which allow for price renegotiation with clients if changes in the relative value of those currencies exceed predetermined tolerances.

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of certain of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro.  Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

Our effective tax rate may fluctuate from quarter-to-quarter, which may affect our results of operations.

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our revenue and earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution.  While we believe that adequate provisions for income taxes have been made in our financial statements, the resolution of audit issues may lead to differences which could have a significant impact on our effective tax rate.

Appendix A: Risk Factors (continued)

Our backlog may not convert to net revenue and the rate of conversion may slow.

Our backlog at any date is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects underlying the backlog.  No assurances can be given that we will be able to realise this backlog as net revenue.  A failure to realise backlog as net revenue could have a material adverse impact on our results of operations.  In addition, as the length and complexity of projects underlying our backlog increases, the rate at which backlog converts to net revenue may be slower than in the past.  A significant reduction in the rate at which backlog converts to net revenue could have a material impact on our results of operations.

Significant changes from our estimates of contingent consideration payable on acquisitions could have a serious adverse impact on our results of operations.

We have made a number of acquisitions in the past and will continue to review new acquisition opportunities.  The cost of many of these acquisitions includes a portion which is contingent upon certain future events, such as the achievement of a particular revenue or earnings target.  Where an acquisition agreement provides for such additional consideration, the amount of the estimated additional consideration is recognised on the acquisition date at fair value. Any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as an asset or liability any adjustments will be accounted for through the consolidated statement of operations or other comprehensive income depending on whether the asset or liability is considered a financial instrument.  Significant estimates and judgements are required in estimating the acquisition date fair value of the additional consideration. Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable which could have a serious adverse impact on our results of operations.

The Group is exposed to various risks in relation to our cash and cash equivalents and current asset investments.

The Group’s treasury function actively manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances.  These balances are classified as cash and cash equivalents or current asset investments depending on the maturity of the related investment.  Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.  Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A” rated fixed and floating rate securities.

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with which we invest, interest rate risk on floating rate securities, sovereign risk (our principal sovereign risk relates to investments in U.S. Treasury funds), and other factors.

We manage risks in relation to these balances through ongoing monitoring of the composition of the balances and ensuring that funds are invested in accordance with strict risk management policies and controls as specified by the Group’s Board of Directors.

Although we have not recognised any significant losses to date on our cash and cash equivalents or current asset investments, any significant declines in their market values could have a material adverse affect on our financial position and operating results.

Appendix A: Risk Factors (continued)

Risk Related to Political, Legal or Regulatory Environment

We may lose business opportunities as a result of health care reform and the expansion of managed care organisations.

Numerous governments, including the U.S. government and governments outside of the U.S. have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

In addition to healthcare reform proposals, the expansion of managed care organisations in the healthcare market may result in reduced spending on research and development. Managed care organisations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

We may lose business as a result of changes in the regulatory environment.

Various regulatory bodies throughout the world may enact legislation which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation is difficult to predict and therefore could have a material adverse effect on our business.

Failure to comply with the regulations of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. In addition, we must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

●	termination of any research;

●	disqualification of data;

●	denial of the right to conduct business;

●	criminal penalties;

●	other enforcement actions;

●	loss of clients and/or business; and

●	litigation from clients and resulting material penalties, damages and costs.

Appendix A: Risk Factors (continued)

Liability claims brought against us could result in payment of substantial damages to plaintiffs and decrease our profitability.

Client Claims
If we breach the terms of an agreement with a client, this could result in claims against us for substantial damages which could have a material adverse effect on our business.

Claims relating to Investigators
We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions against the investigators with whom we contract.

Indemnification from Clients
Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients vary from client to client and from trial to trial and may not be sufficient in scope or amount or the client may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees and such negligence could lead to litigation from clients.

Insurance
We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. The amount of coverage we maintain depends upon the nature of the trial. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

Claims to Date
To date, we have not been subject to any liability claims that are expected to have a material effect on our business.

We are subject to political, regulatory and legal risks associated with our international operations.

We are one of a small group of organisations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalisation of private assets and the imposition of exchange controls.

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations.  Political uncertainty and a lack of institutional continuity in some of the emerging and developing countries in which we operate could affect the orderly operation of markets in these economies.  In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance.

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights.  In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

Appendix A: Risk Factors (continued)

Finally, we operate in some countries where national laws may require not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of some of these laws there is a risk that some provisions may inadvertently be breached, for example through negligent behaviour of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialise, our results of operations and financial condition could be materially adversely affected.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others, our results of operations, analyst expectations, developments impacting the industry or our competitors and general market and economic conditions. In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies.  Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.